Exhibit 99.1 Complete Financial Statements in IFRS March 31, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relationsExhibit 99.1 Complete Financial Statements in IFRS March 31, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations

(A free translation of the original in Portuguese) Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. and its subsidiaries Introduction We have reviewed the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ), which comprise the consolidated balance sheet as at March 31, 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the consolidated interim financial statements Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). 03 (A free translation of the original in Portuguese) Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. and its subsidiaries Introduction We have reviewed the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ), which comprise the consolidated balance sheet as at March 31, 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the consolidated interim financial statements Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). 03

Itaú Unibanco Holding S.A. and its subsidiaries Other matters Consolidated Statement of added value We have also reviewed the consolidated statement of added value for the three-month period ended March 31, 2019, prepared under the responsibility of the Company's management and presented as supplementary information. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the consolidated interim financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 04 Itaú Unibanco Holding S.A. and its subsidiaries Other matters Consolidated Statement of added value We have also reviewed the consolidated statement of added value for the three-month period ended March 31, 2019, prepared under the responsibility of the Company's management and presented as supplementary information. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the consolidated interim financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 04

Management Report 1Q19 Dear Reader, In the 2018 Management Report, we described the history and results of the 10-year period since the merger of Itaú and Unibanco. We covered the 2012 review of our business model, describing how it affected our value creation, profitability and risk indicators. Lastly, we analyzed in depth the six strategic fronts announced in 2017. During the first quarter of 2019, we reiterated the importance of customer centricity on all strategic fronts in order to achieve our objective of changing leagues: to be among the world’s best companies in customer satisfaction. We have set up a regular forum with the management of the bank to discuss the customer’s all-round experience and to understand how we can improve that experience. In this respect, our actions are allocated priority according to their potential for improving customer service. We take into account both the volume of transactions and the number of customers affected regarding how the customer feels in their relationship with the bank. 1. Getting to know and understanding our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, test with the customer and quickly learn from our what we are of customer doing wrong and right. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward customer satisfaction. Based on the 7 Principles, we have created rituals within our work environment to meet the customer’s requirements and create mechanisms for enhancing their journey. The rituals consist of Listening to the Customers, Engaging the Team and Transforming Experiences. Thanks to this feedback, our employees Customers who respond to the NPS ¹ will be recognized for their proper survey are contacted by the attitudes and behavior involving commercial team to obtain in-depth customer satisfaction. Additionally, feedback, whether positive or there will be team discussions about negative. After the call, the lessons what the group’s commitments should learned are shared with the teams 01 be for improving the customer’s and we reflect on what we do well all-round experience. and what can be improved. Listen to the Engage Customer customers the Team Centricity Rituals Use all the information received to 02 re-design the customers’ all-round 03 experience. At certain times during the Transform re-design, we invite the customer to experiences participate in creating it. They give their opinion and they validate what we are doing, ensuring that we approaching it from their perspective. 1 NPS – Net Promoter Score. Measures the degree of customer satisfaction and loyalty. 05Management Report 1Q19 Dear Reader, In the 2018 Management Report, we described the history and results of the 10-year period since the merger of Itaú and Unibanco. We covered the 2012 review of our business model, describing how it affected our value creation, profitability and risk indicators. Lastly, we analyzed in depth the six strategic fronts announced in 2017. During the first quarter of 2019, we reiterated the importance of customer centricity on all strategic fronts in order to achieve our objective of changing leagues: to be among the world’s best companies in customer satisfaction. We have set up a regular forum with the management of the bank to discuss the customer’s all-round experience and to understand how we can improve that experience. In this respect, our actions are allocated priority according to their potential for improving customer service. We take into account both the volume of transactions and the number of customers affected regarding how the customer feels in their relationship with the bank. 1. Getting to know and understanding our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, test with the customer and quickly learn from our what we are of customer doing wrong and right. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward customer satisfaction. Based on the 7 Principles, we have created rituals within our work environment to meet the customer’s requirements and create mechanisms for enhancing their journey. The rituals consist of Listening to the Customers, Engaging the Team and Transforming Experiences. Thanks to this feedback, our employees Customers who respond to the NPS ¹ will be recognized for their proper survey are contacted by the attitudes and behavior involving commercial team to obtain in-depth customer satisfaction. Additionally, feedback, whether positive or there will be team discussions about negative. After the call, the lessons what the group’s commitments should learned are shared with the teams 01 be for improving the customer’s and we reflect on what we do well all-round experience. and what can be improved. Listen to the Engage Customer customers the Team Centricity Rituals Use all the information received to 02 re-design the customers’ all-round 03 experience. At certain times during the Transform re-design, we invite the customer to experiences participate in creating it. They give their opinion and they validate what we are doing, ensuring that we approaching it from their perspective. 1 NPS – Net Promoter Score. Measures the degree of customer satisfaction and loyalty. 05

In the beginning of 2019, we embarked on several initiatives to enhance our customers’ experience. Google Pay Minhas Finanças - the Itaú Unibanco financial Customers of Itaú, Credicard and Itaucard can now organization tool make payments using the platform. Integration with A tool available on the Itaú app and used by 40% of credit cards issued by Itaú Unibanco now allows mobile customers. payment by proximity using Android-equipped Reduction in the minimum amount for investing in smartphones. CDBs of other institutions and selected funds Partnership with the Latin America Development After you zeroing he custody fee to invest in these Bank to finance small and medium companies run products, we have reduced the minimum by women entrepreneurs in Brazil investment amount. Besides CDBs of other The aim is to foster the inclusive growth of institutions, around 50 fixed income and equity companies, in addition to affording the benefits of products are available to a larger customer base. social and economic development arising from a wider offer of credit for women entrepreneurs. The amount raised was US$150 million. As time goes by, we have noted an increasing number of customers operating on our digital channels. Therefore, in addition to enhancing their experience in their relationship with Itaú Unibanco, we invest in cybersecurity to ensure the protection of our customers’ data. Our information security strategy was designed taking into account the global scenario, regulations and best market practices and standards. Our structure and governance are resilient and appropriate for identifying, detecting and reacting to threats, in addition to establishing recovery procedures for situations that require us to defend ourselves from cyberattacks. Furthermore, we invest in awareness campaigns for employees and customers, so that they are always alert to identify and deal with risks and threats. Besides the actions of Itaú Unibanco, we are seeing measures in the banking sector that benefit customers while encouraging access to credit products. In April 2019, a law was passed for automatic inclusion of customer data in the Positive Register. The automatic Positive Register is an important step for making credit cheaper in Brazil. By having access to the customer’s payment history over time, financial institutions, retail stores and other businesses will be in a better position to evaluate each consumer, thereby extending cheaper loans to good payers. In this respect, in 2017 we incorporated, with other banks, Quod, a company whose purpose is to create, reconcile and deal with Positive Register information. This measure is part of the Agenda BC+, led by the Central Bank in partnership with Febraban, to promote more financial citizenship, modernize legislation, enhance the efficiency of the National Financial System and offer cheaper credit. Zero cost on advances against single-installment credit card sales Clients of Rede with annual sales of up to R$ 30 million who use the Rede equipment, and receive their payments at Unibanco, will now receive the proceeds of their credit card sales in two days, free of charge for the advance as of May 2, 2019. This initiative applies to both current and new customers and aims to benefit small and medium companies, as well as the self-employed and micro entrepreneurs, and users of any model of the Rede device are eligible. To change leagues, we need to put people at the center of everything we do. Thus, looking after our employees and ensuring a healthy working environment is fundamental. As part of our commitment to move forward with the Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por bank’s health agenda, we now have an official partnership with Hospital Sírio-Libanês. meio do boletim de voto à distância ou por um procurador. Through this partnership, we offer our employees the Family Health program, a model that brings doctors closer to patients, Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a creating bonds in order to accompany them at every instant of their lives. destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. LinkedIn Top Companies: For the second consecutive year, we took first place in the ranking of companies for which Brazilians wants to work. 06In the beginning of 2019, we embarked on several initiatives to enhance our customers’ experience. Google Pay Minhas Finanças - the Itaú Unibanco financial Customers of Itaú, Credicard and Itaucard can now organization tool make payments using the platform. Integration with A tool available on the Itaú app and used by 40% of credit cards issued by Itaú Unibanco now allows mobile customers. payment by proximity using Android-equipped Reduction in the minimum amount for investing in smartphones. CDBs of other institutions and selected funds Partnership with the Latin America Development After you zeroing he custody fee to invest in these Bank to finance small and medium companies run products, we have reduced the minimum by women entrepreneurs in Brazil investment amount. Besides CDBs of other The aim is to foster the inclusive growth of institutions, around 50 fixed income and equity companies, in addition to affording the benefits of products are available to a larger customer base. social and economic development arising from a wider offer of credit for women entrepreneurs. The amount raised was US$150 million. As time goes by, we have noted an increasing number of customers operating on our digital channels. Therefore, in addition to enhancing their experience in their relationship with Itaú Unibanco, we invest in cybersecurity to ensure the protection of our customers’ data. Our information security strategy was designed taking into account the global scenario, regulations and best market practices and standards. Our structure and governance are resilient and appropriate for identifying, detecting and reacting to threats, in addition to establishing recovery procedures for situations that require us to defend ourselves from cyberattacks. Furthermore, we invest in awareness campaigns for employees and customers, so that they are always alert to identify and deal with risks and threats. Besides the actions of Itaú Unibanco, we are seeing measures in the banking sector that benefit customers while encouraging access to credit products. In April 2019, a law was passed for automatic inclusion of customer data in the Positive Register. The automatic Positive Register is an important step for making credit cheaper in Brazil. By having access to the customer’s payment history over time, financial institutions, retail stores and other businesses will be in a better position to evaluate each consumer, thereby extending cheaper loans to good payers. In this respect, in 2017 we incorporated, with other banks, Quod, a company whose purpose is to create, reconcile and deal with Positive Register information. This measure is part of the Agenda BC+, led by the Central Bank in partnership with Febraban, to promote more financial citizenship, modernize legislation, enhance the efficiency of the National Financial System and offer cheaper credit. Zero cost on advances against single-installment credit card sales Clients of Rede with annual sales of up to R$ 30 million who use the Rede equipment, and receive their payments at Unibanco, will now receive the proceeds of their credit card sales in two days, free of charge for the advance as of May 2, 2019. This initiative applies to both current and new customers and aims to benefit small and medium companies, as well as the self-employed and micro entrepreneurs, and users of any model of the Rede device are eligible. To change leagues, we need to put people at the center of everything we do. Thus, looking after our employees and ensuring a healthy working environment is fundamental. As part of our commitment to move forward with the Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por bank’s health agenda, we now have an official partnership with Hospital Sírio-Libanês. meio do boletim de voto à distância ou por um procurador. Through this partnership, we offer our employees the Family Health program, a model that brings doctors closer to patients, Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a creating bonds in order to accompany them at every instant of their lives. destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. LinkedIn Top Companies: For the second consecutive year, we took first place in the ranking of companies for which Brazilians wants to work. 06

Diversity is fundamental in the pursuit of our business, as it allows us to understand society, including our customers and their demands. Through our program of valuing diversity and respect for people, we encourage discussion of inclusion from the perspective of a variety of aspects like gender, race, disabilities, religion and sexuality. In April, we hold a gender diversity week with the motto “Com todos. Por todas.” (With everyone. For Com todos. everyone), encouraging discussion about women in positions of leadership, careers, entrepreneurship, financial empowerment, harassment and the role of men in fostering gender Por todas. Semana de diversidade de gênero equality. This set of initiatives comprises a long-term strategy agenda that contributes to the sustainability of our results. In the first quarter of 2019, our net income stood at R$ 6.9 billion, representing an increase/reduction 5.3% over the same period of 2018 and a annualized recurring return of 22.2% on our Stockholders’ Equity. We give below the principal indicators comprising this result: In R$ billions 1Q19 1Q18 Variation in 12 months Income Information Banking Product 28.3 27.4 3.2% Net Banking Product of Expected Losses from 24.6 2.4% 24.0 Financial Assets and Claims 1 Banking Service Fees and Insurance 10.2 9.9 2.9% (3.7) (3.4) 9,0% Expected Loss from Financial Assets and Claims General and Administrative Expenses (13.5) (12.8) 5.3% 6.9 5.3% Net Income 6.6 Net Income Attributable do Owners of the Parent Company 6.7 6.4 5.6% Recurring Return on annualized 22.2% 21.3% 90 bps Average Equity 1Q19 4Q18 Variation in the Quarter 1Q18 Variation in 12 months Balance Sheet Information Total Assets 1,546.0 1,552.8 -0,4% 1,441.4 7.3% 2 Credit Portfolio 650.6 640.5 1,6% 605,8 7.4% 14.6% 15.9% -130 bps 13.6% 100 bps Tier 1 Capital Ratio - Basel III ³ 1Q19 1Q18 Variation in 12 months 4 Information per share 9,728,586,278 9,714,380,920 0.1% Weighted Average Number of Outstanding Shares - basic Earning per share - basic - R$ 0,69 0,66 4.5% 1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Includes the balance of allowance for financial guarantees provided and corporate securities; (3) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. (4) Values of 1Q18 were adjusted by the 50% stock split. 0 7Diversity is fundamental in the pursuit of our business, as it allows us to understand society, including our customers and their demands. Through our program of valuing diversity and respect for people, we encourage discussion of inclusion from the perspective of a variety of aspects like gender, race, disabilities, religion and sexuality. In April, we hold a gender diversity week with the motto “Com todos. Por todas.” (With everyone. For Com todos. everyone), encouraging discussion about women in positions of leadership, careers, entrepreneurship, financial empowerment, harassment and the role of men in fostering gender Por todas. Semana de diversidade de gênero equality. This set of initiatives comprises a long-term strategy agenda that contributes to the sustainability of our results. In the first quarter of 2019, our net income stood at R$ 6.9 billion, representing an increase/reduction 5.3% over the same period of 2018 and a annualized recurring return of 22.2% on our Stockholders’ Equity. We give below the principal indicators comprising this result: In R$ billions 1Q19 1Q18 Variation in 12 months Income Information Banking Product 28.3 27.4 3.2% Net Banking Product of Expected Losses from 24.6 2.4% 24.0 Financial Assets and Claims 1 Banking Service Fees and Insurance 10.2 9.9 2.9% (3.7) (3.4) 9,0% Expected Loss from Financial Assets and Claims General and Administrative Expenses (13.5) (12.8) 5.3% 6.9 5.3% Net Income 6.6 Net Income Attributable do Owners of the Parent Company 6.7 6.4 5.6% Recurring Return on annualized 22.2% 21.3% 90 bps Average Equity 1Q19 4Q18 Variation in the Quarter 1Q18 Variation in 12 months Balance Sheet Information Total Assets 1,546.0 1,552.8 -0,4% 1,441.4 7.3% 2 Credit Portfolio 650.6 640.5 1,6% 605,8 7.4% 14.6% 15.9% -130 bps 13.6% 100 bps Tier 1 Capital Ratio - Basel III ³ 1Q19 1Q18 Variation in 12 months 4 Information per share 9,728,586,278 9,714,380,920 0.1% Weighted Average Number of Outstanding Shares - basic Earning per share - basic - R$ 0,69 0,66 4.5% 1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Includes the balance of allowance for financial guarantees provided and corporate securities; (3) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. (4) Values of 1Q18 were adjusted by the 50% stock split. 0 7

In the period from January to March 2019 we had a 5.6% increase in the net income attributable to owners of the parent company when compared to the same period of the previous year. Banking Product increased by 3.2%, mainly driven by revenues from credit operations due to the growth of credit portfolios of individuals and very small, small and middle-market companies. The increase in general and administrative expenses is associated to higher expenses related to credit cards, depreciation and amortization and the impact of the collective bargaining labor agreement on our personnel expenses Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$650.6 billion at the end of March 2019, representing an increase of 7.4% over the same period of 2018. Worthy of note our Individuals portfolio, which rose by 12.0% and the Very Small, Small and Middle-Market Companies, with growth of 17.0%. Capital management is an essential component of our management model, because we use it to optimize the allocation of the shareholder’s funds and guaratee the solidess of the bank. These objectives are reflected in our policies on capital ratios and distribution of dividends that stipulate a minimum Full Tier I capital ratio of 13.5%. Thus, the distribution of dividends is conditional on this limit, the outlook for the growth of the business, the profitability for the year, mergers and acquisitions, changes in the market, and taxation and regulatory changes that could alter capital requirements. During 2018, our Full Tier I capital ratio continued to exceed the minimum limit, reaching 15.9% in December 2018, while in the first quarter of 2019 it stood at 14.6%. During this period, worthy of note is the generation of capital from income and the issuance of R$ 3.05 billion in Perpetual Subordinated Financial Notes, negotiated with professional investors, and approved by the Brazilian Central Bank as part of our supplementary capital, commencing February 2019. For Itaú Unibanco, the transparency of the results and the strategies discussed here are fundamental. Thus, on April 30, 2019 we published our Integrated Annual Report for 2018, in IFRS (International Financial Reporting Standards) the document in which we describe who we are, what we do and how we seek to create long-term value. We emphasize how our corporate governance drives our business, defines strategies and manages the main risks and opportunities. The 2018 Integrated Annual Report incorporates material changes in comparison with previous editions, notably: messages from the Co-chairmen of the Board of Directors and the Executive Committee; Management’s comments about the results; and integration with the Financial Statements. 0 8In the period from January to March 2019 we had a 5.6% increase in the net income attributable to owners of the parent company when compared to the same period of the previous year. Banking Product increased by 3.2%, mainly driven by revenues from credit operations due to the growth of credit portfolios of individuals and very small, small and middle-market companies. The increase in general and administrative expenses is associated to higher expenses related to credit cards, depreciation and amortization and the impact of the collective bargaining labor agreement on our personnel expenses Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$650.6 billion at the end of March 2019, representing an increase of 7.4% over the same period of 2018. Worthy of note our Individuals portfolio, which rose by 12.0% and the Very Small, Small and Middle-Market Companies, with growth of 17.0%. Capital management is an essential component of our management model, because we use it to optimize the allocation of the shareholder’s funds and guaratee the solidess of the bank. These objectives are reflected in our policies on capital ratios and distribution of dividends that stipulate a minimum Full Tier I capital ratio of 13.5%. Thus, the distribution of dividends is conditional on this limit, the outlook for the growth of the business, the profitability for the year, mergers and acquisitions, changes in the market, and taxation and regulatory changes that could alter capital requirements. During 2018, our Full Tier I capital ratio continued to exceed the minimum limit, reaching 15.9% in December 2018, while in the first quarter of 2019 it stood at 14.6%. During this period, worthy of note is the generation of capital from income and the issuance of R$ 3.05 billion in Perpetual Subordinated Financial Notes, negotiated with professional investors, and approved by the Brazilian Central Bank as part of our supplementary capital, commencing February 2019. For Itaú Unibanco, the transparency of the results and the strategies discussed here are fundamental. Thus, on April 30, 2019 we published our Integrated Annual Report for 2018, in IFRS (International Financial Reporting Standards) the document in which we describe who we are, what we do and how we seek to create long-term value. We emphasize how our corporate governance drives our business, defines strategies and manages the main risks and opportunities. The 2018 Integrated Annual Report incorporates material changes in comparison with previous editions, notably: messages from the Co-chairmen of the Board of Directors and the Executive Committee; Management’s comments about the results; and integration with the Financial Statements. 0 8

Another action focused on transparency is our Cycle of Apimec Meetings. In 2019, 16 meetings are scheduled, of which 10 have already taken place in March and April in the presence of 920 participants. At these events, we give presentations and respond to queries about our results, strategies and the macroeconomic context. In addition to reporting to our shareholders on the performance of the institution, the Apimec meetings capture the perceptions of the participants, generating inputs for our management. Meetings Schedule Brasília, 06/13 São Paulo, 09/03 Held Florianópolis Curitiba Londrina Campinas Meetings to be Scheduled Fortaleza Santos Belo Horizonte Salvador Rio de Janeiro Recife Porto Alegre Goiânia Uberlândia Ribeirão Preto 2019 General Meeting of Shareholders We held our General Meeting of Shareholders on April 24, with our shareholders participating live, via remote voting bulletins, or via proxies. At the meeting, following a presentation about our annual results, our shareholders voted on (i) the financial statements as at December 31, 2018, approving the allocation of the earnings for the year; (ii) reelection of the members of the Board of Directors (BD) for the next annual term of office; (iii) election of members of the Fiscal Council (FC), a separate body from the management that oversees the management and the accounts; and (iv) the resources intended for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC. 06Another action focused on transparency is our Cycle of Apimec Meetings. In 2019, 16 meetings are scheduled, of which 10 have already taken place in March and April in the presence of 920 participants. At these events, we give presentations and respond to queries about our results, strategies and the macroeconomic context. In addition to reporting to our shareholders on the performance of the institution, the Apimec meetings capture the perceptions of the participants, generating inputs for our management. Meetings Schedule Brasília, 06/13 São Paulo, 09/03 Held Florianópolis Curitiba Londrina Campinas Meetings to be Scheduled Fortaleza Santos Belo Horizonte Salvador Rio de Janeiro Recife Porto Alegre Goiânia Uberlândia Ribeirão Preto 2019 General Meeting of Shareholders We held our General Meeting of Shareholders on April 24, with our shareholders participating live, via remote voting bulletins, or via proxies. At the meeting, following a presentation about our annual results, our shareholders voted on (i) the financial statements as at December 31, 2018, approving the allocation of the earnings for the year; (ii) reelection of the members of the Board of Directors (BD) for the next annual term of office; (iii) election of members of the Fiscal Council (FC), a separate body from the management that oversees the management and the accounts; and (iv) the resources intended for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC. 06

In the capital markets, we saw our shareholder base grow, reaching 206 thousand end of in March 2019, representing an increase of 67.2% over the same period of last year. Our thousand 206 diversified investment base is important for the liquidity of our assets, and reflects heightened activity on the Brazilian capital markets. The following chart shows the daily direct trading volume of our shares, which enjoy a substantial participation on market indices in Brazil and abroad. shareholders (March/19) Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) 1.568 1.253 984 939 842 874 653 827 702 659 478 438 442 419 292 326 725 600 506 501 410 432 409 333 2012 2013 2014 2015 2016 2017 2018 1T19 B3 (ON+PN) NYSE (ADR) Our shares continue to be traded with high liquidity, having ended the quarter quoted at R$ 34.43 (ITUB4 – preferred shares) and R$ 29.85 (ITUB3 – common shares). Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) until 03/31/2019 569 357 273 184 100 Out-08 Jun-09 Fev-10 Out-10 Jun-11 Fev-12 Out-12 Jun-13 Fev-14 Out-14 Jun-15 Fev-16 Out-16 Jun-17 Fev-18 Out-18 Mar-19 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI Dollar Acknowledgements We wish to thank our employees for their effort and talent, which enable us to obtain consistent results; and our customers and shareholders for the trust placed in us. (Approved at the Meeting of the Board of Directors on May 2, 2019). 10In the capital markets, we saw our shareholder base grow, reaching 206 thousand end of in March 2019, representing an increase of 67.2% over the same period of last year. Our thousand 206 diversified investment base is important for the liquidity of our assets, and reflects heightened activity on the Brazilian capital markets. The following chart shows the daily direct trading volume of our shares, which enjoy a substantial participation on market indices in Brazil and abroad. shareholders (March/19) Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) 1.568 1.253 984 939 842 874 653 827 702 659 478 438 442 419 292 326 725 600 506 501 410 432 409 333 2012 2013 2014 2015 2016 2017 2018 1T19 B3 (ON+PN) NYSE (ADR) Our shares continue to be traded with high liquidity, having ended the quarter quoted at R$ 34.43 (ITUB4 – preferred shares) and R$ 29.85 (ITUB3 – common shares). Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) until 03/31/2019 569 357 273 184 100 Out-08 Jun-09 Fev-10 Out-10 Jun-11 Fev-12 Out-12 Jun-13 Fev-14 Out-14 Jun-15 Fev-16 Out-16 Jun-17 Fev-18 Out-18 Mar-19 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI Dollar Acknowledgements We wish to thank our employees for their effort and talent, which enable us to obtain consistent results; and our customers and shareholders for the trust placed in us. (Approved at the Meeting of the Board of Directors on May 2, 2019). 10

Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to March 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 03 – issuance of the report of the review of income tax calculation and settlement; - January 18 – review of compliance with the regulations applicable to transfer pricing; - January 31 – review of the Tax Accounting Books; and - March 08 – acquisition of technical materials. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Brazilian Accounting Practices (BRGAAP) We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to March 2019 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). New accounting standard IFRS 9 on financial instruments became effective on January 1, 2018. This standard introduces significant amendments to classification and measurement, impairment and hedge accounting. The most significant change resulting from IFRS 9 is how banks account for loan losses. As from IFRS 9 these will be addressed as expected rather than incurred, as before. The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center) and on the websites of CVM and of the Securities and Exchange Commission (SEC). 1 1Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to March 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 03 – issuance of the report of the review of income tax calculation and settlement; - January 18 – review of compliance with the regulations applicable to transfer pricing; - January 31 – review of the Tax Accounting Books; and - March 08 – acquisition of technical materials. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Brazilian Accounting Practices (BRGAAP) We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to March 2019 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). New accounting standard IFRS 9 on financial instruments became effective on January 1, 2018. This standard introduces significant amendments to classification and measurement, impairment and hedge accounting. The most significant change resulting from IFRS 9 is how banks account for loan losses. As from IFRS 9 these will be addressed as expected rather than incurred, as before. The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center) and on the websites of CVM and of the Securities and Exchange Commission (SEC). 1 1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 03/31/2019 12/31/2018 Cash 30,376 37,159 Financial Assets 1,419,133 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,278 94,148 At Amortized Cost 990,063 994,759 Interbank deposits 4 26,325 26,420 Securities purchased under agreements to resell 4 259,595 280,136 Securities 9 113,924 110,395 Loan operations and lease operations portfolio 10 547,172 536,091 Other financial assets 18a 76,333 75,090 (-) Provision for Expected Loss (33,286) (33,373) At Fair Value Through Other Comprehensive Income 51,611 49,323 Securities 8 51,611 49,323 At Fair Value Through Profit or Loss 286,181 286,646 Securities 5 262,097 263,180 Derivatives 6 and 7 24,084 23,466 Investments in associates and joint ventures 11 12,068 12,019 Fixed assets, net 13 7,279 7,302 Goodwill and Intangible assets, net 14 19,649 19,329 Tax assets 41,818 42,830 Income tax and social contribution - current 2,938 2,831 Income tax and social contribution - deferred 24b 31,505 32,781 Other 7,375 7,218 Other assets 18a 15,648 9,282 1,545,971 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 12 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 03/31/2019 12/31/2018 Cash 30,376 37,159 Financial Assets 1,419,133 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,278 94,148 At Amortized Cost 990,063 994,759 Interbank deposits 4 26,325 26,420 Securities purchased under agreements to resell 4 259,595 280,136 Securities 9 113,924 110,395 Loan operations and lease operations portfolio 10 547,172 536,091 Other financial assets 18a 76,333 75,090 (-) Provision for Expected Loss (33,286) (33,373) At Fair Value Through Other Comprehensive Income 51,611 49,323 Securities 8 51,611 49,323 At Fair Value Through Profit or Loss 286,181 286,646 Securities 5 262,097 263,180 Derivatives 6 and 7 24,084 23,466 Investments in associates and joint ventures 11 12,068 12,019 Fixed assets, net 13 7,279 7,302 Goodwill and Intangible assets, net 14 19,649 19,329 Tax assets 41,818 42,830 Income tax and social contribution - current 2,938 2,831 Income tax and social contribution - deferred 24b 31,505 32,781 Other 7,375 7,218 Other assets 18a 15,648 9,282 1,545,971 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 12

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 03/31/2019 12/31/2018 Financial Liabilities 1,147,615 1,151,237 At Amortized Cost 1,115,757 1,119,734 Deposits 15 461,487 463,424 313,808 330,237 Securities sold under repurchase agreements 17a Interbank market debt 17b 139,561 134,670 Institutional market debt 17c 99,663 93,974 Other financial liabilities 18b 101,238 97,429 27,980 27,711 At Fair Value Through Profit or Loss Derivatives 6 and 7 27,796 27,519 Structured notes 16 184 192 Provision for Expected Loss 10 3,878 3,792 2,670 2,601 Loan Commitments Financial Guarantees 1,208 1,191 Reserves for insurance and private pension 27c 205,041 201,187 Provisions 29 18,261 18,613 Tax liabilities 5,129 5,284 24c Income tax and social contribution - current 1,815 2,058 Income tax and social contribution - deferred 24b 267 447 Other 3,047 2,779 Other liabilities 31,266 26,010 18b Total liabilities 1,407,312 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,334) (1,820) Additional paid-in capital 1,755 2,120 19c Appropriated reserves 19c 950 13,480 Unappropriated reserves 19c 29,917 29,666 Cumulative other comprehensive income (3,682) (3,812) Total stockholders’ equity attributed to the owners of the parent company 124,754 136,782 Non-controlling interests 13,905 13,684 19d Total stockholders’ equity 138,659 150,466 Total liabilities and stockholders' equity 1,545,971 1,552,797 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 13 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 03/31/2019 12/31/2018 Financial Liabilities 1,147,615 1,151,237 At Amortized Cost 1,115,757 1,119,734 Deposits 15 461,487 463,424 313,808 330,237 Securities sold under repurchase agreements 17a Interbank market debt 17b 139,561 134,670 Institutional market debt 17c 99,663 93,974 Other financial liabilities 18b 101,238 97,429 27,980 27,711 At Fair Value Through Profit or Loss Derivatives 6 and 7 27,796 27,519 Structured notes 16 184 192 Provision for Expected Loss 10 3,878 3,792 2,670 2,601 Loan Commitments Financial Guarantees 1,208 1,191 Reserves for insurance and private pension 27c 205,041 201,187 Provisions 29 18,261 18,613 Tax liabilities 5,129 5,284 24c Income tax and social contribution - current 1,815 2,058 Income tax and social contribution - deferred 24b 267 447 Other 3,047 2,779 Other liabilities 31,266 26,010 18b Total liabilities 1,407,312 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,334) (1,820) Additional paid-in capital 1,755 2,120 19c Appropriated reserves 19c 950 13,480 Unappropriated reserves 19c 29,917 29,666 Cumulative other comprehensive income (3,682) (3,812) Total stockholders’ equity attributed to the owners of the parent company 124,754 136,782 Non-controlling interests 13,905 13,684 19d Total stockholders’ equity 138,659 150,466 Total liabilities and stockholders' equity 1,545,971 1,552,797 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 13

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Banking product 28,296 27,409 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 28,192 26,407 Interest, similar income and dividend of financial assets at fair value through profit or loss 6,142 5,973 Interest and similar expenses 21b (18,724) (16,431) Adjustments to Fair Value of Financial Assets and Liabilities 21c 1,583 1,201 Foreign exchange results and exchange variations on transactions 303 (145) Banking service fees 22 9,139 8,897 Income related to insurance and private pension operations before claim and selling expenses 1,097 1,052 Income related to insurance and private pension 4,511 6,055 Change in reserves for insurance and private pension (3,414) (5,003) Other income 564 455 Expected Loss from Financial Assets and Claims (3,681) (3,377) Expected Loss with Loan Operations and Lease Operations 10c (3,342) (2,885) Expected Loss with Other Financial Assets (9) (213) (Expenses) Recovery of claims (330) (279) Net Banking Product of Expected Losses from Financial Assets and Claims 24,615 24,032 Other operating income (expenses) (15,077) (14,469) General and administrative expenses 23 (13,482) (12,804) Tax expenses (1,824) (1,792) Share of profit or (loss) in associates and joint ventures 11 229 127 Income before income tax and social contribution 9,538 9,563 Current income tax and social contribution 24a (1,669) (1,579) Deferred income tax and social contribution 24a (966) (1,427) Net income 6,903 6,557 Net income attributable to owners of the parent company 25 6,747 6,389 Net income attributable to non-controlling interests 19d 156 168 Earnings per share - basic 25 Common 0.69 0.66 Preferred 0.69 0.66 Earnings per share - diluted 25 Common 0.69 0.65 Preferred 0.69 0.65 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 Preferred 4,770,295,919 4,756,090,561 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 Preferred 4,806,592,987 4,800,236,634 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 14 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Banking product 28,296 27,409 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 28,192 26,407 Interest, similar income and dividend of financial assets at fair value through profit or loss 6,142 5,973 Interest and similar expenses 21b (18,724) (16,431) Adjustments to Fair Value of Financial Assets and Liabilities 21c 1,583 1,201 Foreign exchange results and exchange variations on transactions 303 (145) Banking service fees 22 9,139 8,897 Income related to insurance and private pension operations before claim and selling expenses 1,097 1,052 Income related to insurance and private pension 4,511 6,055 Change in reserves for insurance and private pension (3,414) (5,003) Other income 564 455 Expected Loss from Financial Assets and Claims (3,681) (3,377) Expected Loss with Loan Operations and Lease Operations 10c (3,342) (2,885) Expected Loss with Other Financial Assets (9) (213) (Expenses) Recovery of claims (330) (279) Net Banking Product of Expected Losses from Financial Assets and Claims 24,615 24,032 Other operating income (expenses) (15,077) (14,469) General and administrative expenses 23 (13,482) (12,804) Tax expenses (1,824) (1,792) Share of profit or (loss) in associates and joint ventures 11 229 127 Income before income tax and social contribution 9,538 9,563 Current income tax and social contribution 24a (1,669) (1,579) Deferred income tax and social contribution 24a (966) (1,427) Net income 6,903 6,557 Net income attributable to owners of the parent company 25 6,747 6,389 Net income attributable to non-controlling interests 19d 156 168 Earnings per share - basic 25 Common 0.69 0.66 Preferred 0.69 0.66 Earnings per share - diluted 25 Common 0.69 0.65 Preferred 0.69 0.65 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 Preferred 4,770,295,919 4,756,090,561 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 Preferred 4,806,592,987 4,800,236,634 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 14

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Net income 6,903 6,557 Financial assets at fair value through other comprehensive income 210 119 Change in fair value 229 183 Income tax effect (44) (12) (Gains) / losses transferred to income statement 21c 41 (95) Income tax effect (16) 43 Hedge (118) (351) Cash flow hedge 7 38 (56) Change in fair value 91 (91) Income tax effect (53) 35 Hedge of net investment in foreign operation 7 (156) (295) Change in fair value (274) (491) Income tax effect 118 196 (*) Remeasurements of liabilities for post-employment benefits 2 - Remeasurements 26 4 8 Income tax effect (2) (8) Foreign exchange differences on foreign investments 36 284 Total other comprehensive income 130 52 Total comprehensive income 7,033 6,609 Comprehensive income attributable to non-controlling interests 156 168 Comprehensive income attributable to the owners of the parent company 6,877 6,441 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 15 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Net income 6,903 6,557 Financial assets at fair value through other comprehensive income 210 119 Change in fair value 229 183 Income tax effect (44) (12) (Gains) / losses transferred to income statement 21c 41 (95) Income tax effect (16) 43 Hedge (118) (351) Cash flow hedge 7 38 (56) Change in fair value 91 (91) Income tax effect (53) 35 Hedge of net investment in foreign operation 7 (156) (295) Change in fair value (274) (491) Income tax effect 118 196 (*) Remeasurements of liabilities for post-employment benefits 2 - Remeasurements 26 4 8 Income tax effect (2) (8) Foreign exchange differences on foreign investments 36 284 Total other comprehensive income 130 52 Total comprehensive income 7,033 6,609 Comprehensive income attributable to non-controlling interests 156 168 Comprehensive income attributable to the owners of the parent company 6,877 6,441 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 15

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 1,247 (274) 397 - (2,350) - - - - (980) 212 (768) - 1,247 356 (534) - - - - - - 1,069 - 1,069 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - 713 356 - - - - - - - 1,069 - 1,069 Result of delivery of treasury shares Recognition of stock-based payment plans - - (630) - - - - - - - (630) - (630) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 309 309 Dividends / interest on capital – Special profit reserve - - - 931 - (2,350) - - - - (1,419) (97) (1,516) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations - - - (157) - - - - - - (157) - (157) Other - - - 22 - - - - - 22 - 22 Total comprehensive income - - - - - 6,389 119 - 284 (351) 6,441 168 6,609 Net income - - - - - 6,389 - - - - 6,389 168 6,557 - - - - - - 119 - 284 (351) 52 - 52 Other comprehensive income for the period Appropriations: - - - 277 (277) - - - - - - - Legal reserve Statutory reserve - - - 2,912 850 (3,762) - - - - - - - Balance at 03/31/2018 97,148 (1,496) 1,656 2,255 26,902 - (825) (825) 2,951 (4,735) 123,031 13,358 136,389 Change in the period - 1,247 (2 74) (1 0,244) 872 - 119 - 284 (351) (8,347) 380 (7,967) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Transactions with owners - 486 (365) 863 - (2,407) - - - - (1,423) 65 (1,358) Treasury shares - 486 345 - - - - - - - 831 - 831 Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 Recognition of stock-based payment plans - - (710) - - - - - - - (710) - (710) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 289 289 - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends - - - (17,500) - - - - - - (17,500) - (17,500) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - - - 14 - - - - 14 - 14 Unclaimed dividends (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 Other comprehensive income for the period - - - - - - 210 2 36 (118) 130 - 130 Appropriations: Legal reserve - - - 325 - (325) - - - - - - - - - - 3,782 247 (4,029) - - - - - - - Statutory reserve Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (12,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (1 1,807) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 16 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 1,247 (274) 397 - (2,350) - - - - (980) 212 (768) - 1,247 356 (534) - - - - - - 1,069 - 1,069 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - 713 356 - - - - - - - 1,069 - 1,069 Result of delivery of treasury shares Recognition of stock-based payment plans - - (630) - - - - - - - (630) - (630) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 309 309 Dividends / interest on capital – Special profit reserve - - - 931 - (2,350) - - - - (1,419) (97) (1,516) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations - - - (157) - - - - - - (157) - (157) Other - - - 22 - - - - - 22 - 22 Total comprehensive income - - - - - 6,389 119 - 284 (351) 6,441 168 6,609 Net income - - - - - 6,389 - - - - 6,389 168 6,557 - - - - - - 119 - 284 (351) 52 - 52 Other comprehensive income for the period Appropriations: - - - 277 (277) - - - - - - - Legal reserve Statutory reserve - - - 2,912 850 (3,762) - - - - - - - Balance at 03/31/2018 97,148 (1,496) 1,656 2,255 26,902 - (825) (825) 2,951 (4,735) 123,031 13,358 136,389 Change in the period - 1,247 (2 74) (1 0,244) 872 - 119 - 284 (351) (8,347) 380 (7,967) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Transactions with owners - 486 (365) 863 - (2,407) - - - - (1,423) 65 (1,358) Treasury shares - 486 345 - - - - - - - 831 - 831 Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 Recognition of stock-based payment plans - - (710) - - - - - - - (710) - (710) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 289 289 - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends - - - (17,500) - - - - - - (17,500) - (17,500) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - - - 14 - - - - 14 - 14 Unclaimed dividends (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 Other comprehensive income for the period - - - - - - 210 2 36 (118) 130 - 130 Appropriations: Legal reserve - - - 325 - (325) - - - - - - - - - - 3,782 247 (4,029) - - - - - - - Statutory reserve Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (12,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (1 1,807) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 16

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Notand 03/31/2019 03/31/2018 Adjusted net income 14,720 18,185 Net income 6,903 6,557 Adjustments to net income: 7,817 11,628 Share-based payment (562) (630) Financial assets through Profit or Loss and Derivatives 388 2,592 Effects of changes in exchange rates on cash and cash equivalents 1,458 71 Expected Loss from Financial Assets and Claims 3,681 3,377 Interest and foreign exchange expense from operations with subordinated debt 725 1,069 Change in reserves for insurance and private pension 3,414 5,003 Depreciation and amortization 13 and 14 844 859 Interest expenses related to provision for contingent and legal liabilities 334 309 Provision for contingent and legal liabilities 89 280 Interest income related to escrow deposits (52) (46) Deferred taxes (excluding hedge tax effects) 24b 1,076 1,846 Share of profit or (loss) in associates and joint ventures (229) (127) (Gain) loss on Financial assets - At fair value through other comprehensive income 21c 41 (95) Interest and foreign exchange income of financial assets at fair value through other comprehensive income (2,351) (2,231) Interest and foreign exchange of financial assets at amortized cost (770) (559) (Gain) loss on sale of investments and fixed assets (66) (48) Other (203) (42) Change in assets and liabilities (6,665) (114,720) (Increase) decrease in assets (2,062) (122,801) Interbank deposits 1,960 (6,058) Securities purchased under agreements to resell 15,559 (102,116) Compulsory deposits with the Central Bank of Brazil 2,870 2,846 Loan operations (14,438) (2,018) Derivatives (assets / liabilities) (334) 1,369 Financial assets designated at fair value through profit or loss 688 (2,592) Other financial assets (1,191) (3,156) Other tax assets (264) 1,711 Other assets (6,912) (12,787) (Decrease) increase in liabilities (4,603) 8,081 Deposits (1,937) 2,950 Deposits received under securities repurchase agreements (16,429) (13,573) Funds from interbank markets 4,891 7,411 Funds from institutional markets 2,421 (429) Other financial liabilities 3,810 (1,245) Financial liabilities at fair value throught profit or loss (8) (6) Technical reserve for insurance and private pension 110 92 Provisions (837) (764) Tax liabilities 155 (657) Other liabilities 5,271 16,407 Payment of income tax and social contribution (2,050) (2,105) Net cash from (used in) operating activities 8,055 (96,535) Dividends / Interest on capital received from investments in associates and joint ventures 36 112 Cash received on financial assets - At fair value through other comprehensive income 5,466 2,967 Cash received from redemption of financial assets at amortized cost 1,439 8,793 Cash upon sale of investments in associates and joint ventures 73 98 Cash upon sale of fixed assets 13 11 76 Purchase of financial assets at fair value through other comprehensive income (8,879) (8,775) Purchase of financial assets at amortized cost (51) (532) Purchase of investments in associates and joint ventures - (8) Purchase of fixed assets 13 (345) (213) Purchase of intangible assets 14 (605) (281) Net cash from (used in) investing activities (2,855) 2,237 Funding from institutional markets 3,050 2,493 Redemptions in institutional markets (508) (4,017) Change in non-controlling interests stockholders 229 309 Result of delivery of treasury shares 683 1,069 Dividends and interest on capital paid to non-controlling interests (164) (97) Dividends and interest on capital paid (16,932) (14,560) Net cash from (used in) financing activities (13,642) (14,803) Net increase (decrease) in cash and cash equivalents 2.4c (8,442) (109,101) Cash and cash equivalents at the beginning of the period 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents (1,458) (71) Cash and cash equivalents at the end of the period 85,658 77,306 Cash 30,376 25,444 Interbank deposits 5,160 4,606 Securities purchased under agreements to resell 50,122 47,256 Additional information on cash flow (Mainly Operating activities) Interest received 32,423 24,078 Interest paid 22,409 22,180 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 1,579 1,467 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 17 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Notand 03/31/2019 03/31/2018 Adjusted net income 14,720 18,185 Net income 6,903 6,557 Adjustments to net income: 7,817 11,628 Share-based payment (562) (630) Financial assets through Profit or Loss and Derivatives 388 2,592 Effects of changes in exchange rates on cash and cash equivalents 1,458 71 Expected Loss from Financial Assets and Claims 3,681 3,377 Interest and foreign exchange expense from operations with subordinated debt 725 1,069 Change in reserves for insurance and private pension 3,414 5,003 Depreciation and amortization 13 and 14 844 859 Interest expenses related to provision for contingent and legal liabilities 334 309 Provision for contingent and legal liabilities 89 280 Interest income related to escrow deposits (52) (46) Deferred taxes (excluding hedge tax effects) 24b 1,076 1,846 Share of profit or (loss) in associates and joint ventures (229) (127) (Gain) loss on Financial assets - At fair value through other comprehensive income 21c 41 (95) Interest and foreign exchange income of financial assets at fair value through other comprehensive income (2,351) (2,231) Interest and foreign exchange of financial assets at amortized cost (770) (559) (Gain) loss on sale of investments and fixed assets (66) (48) Other (203) (42) Change in assets and liabilities (6,665) (114,720) (Increase) decrease in assets (2,062) (122,801) Interbank deposits 1,960 (6,058) Securities purchased under agreements to resell 15,559 (102,116) Compulsory deposits with the Central Bank of Brazil 2,870 2,846 Loan operations (14,438) (2,018) Derivatives (assets / liabilities) (334) 1,369 Financial assets designated at fair value through profit or loss 688 (2,592) Other financial assets (1,191) (3,156) Other tax assets (264) 1,711 Other assets (6,912) (12,787) (Decrease) increase in liabilities (4,603) 8,081 Deposits (1,937) 2,950 Deposits received under securities repurchase agreements (16,429) (13,573) Funds from interbank markets 4,891 7,411 Funds from institutional markets 2,421 (429) Other financial liabilities 3,810 (1,245) Financial liabilities at fair value throught profit or loss (8) (6) Technical reserve for insurance and private pension 110 92 Provisions (837) (764) Tax liabilities 155 (657) Other liabilities 5,271 16,407 Payment of income tax and social contribution (2,050) (2,105) Net cash from (used in) operating activities 8,055 (96,535) Dividends / Interest on capital received from investments in associates and joint ventures 36 112 Cash received on financial assets - At fair value through other comprehensive income 5,466 2,967 Cash received from redemption of financial assets at amortized cost 1,439 8,793 Cash upon sale of investments in associates and joint ventures 73 98 Cash upon sale of fixed assets 13 11 76 Purchase of financial assets at fair value through other comprehensive income (8,879) (8,775) Purchase of financial assets at amortized cost (51) (532) Purchase of investments in associates and joint ventures - (8) Purchase of fixed assets 13 (345) (213) Purchase of intangible assets 14 (605) (281) Net cash from (used in) investing activities (2,855) 2,237 Funding from institutional markets 3,050 2,493 Redemptions in institutional markets (508) (4,017) Change in non-controlling interests stockholders 229 309 Result of delivery of treasury shares 683 1,069 Dividends and interest on capital paid to non-controlling interests (164) (97) Dividends and interest on capital paid (16,932) (14,560) Net cash from (used in) financing activities (13,642) (14,803) Net increase (decrease) in cash and cash equivalents 2.4c (8,442) (109,101) Cash and cash equivalents at the beginning of the period 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents (1,458) (71) Cash and cash equivalents at the end of the period 85,658 77,306 Cash 30,376 25,444 Interbank deposits 5,160 4,606 Securities purchased under agreements to resell 50,122 47,256 Additional information on cash flow (Mainly Operating activities) Interest received 32,423 24,078 Interest paid 22,409 22,180 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 1,579 1,467 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 17

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 03/31/2019 03/31/2018 Income 4 3,669 40,742 Interest, similar income and Dividends 3 6,220 3 3,436 Banking services 9,139 8 ,897 Income related to insurance and private pension operations before claim and selling expenses 1 ,097 1 ,052 Expected Loss with Other Financial Assets (3 ,351) (3 ,098) Other 564 455 Expenses (21,114) (18,523) Interest and similar income (1 8,724) (1 6,431) Other (2,390) (2,092) Inputs purchased from third parties (4 ,155) (3,978) Materials, energy and others (8 6) (89) Third party services (1 ,042) (995) Other (3 ,027) (2,894) Data processing and telecommunications (1,070) (1,008) Advertising, promotions and publication (283) (2 49) Installations (435) (4 05) Transportation (8 8) (84) Security (1 93) (1 90) Travel expenses (5 1) (4 6) Other (907) (9 12) Gross added value 18,400 18,241 Depreciation and amortization (1 ,133) (802) Net added value produced by the company 17,267 17,439 Added value received through transfer - Equity income 229 127 Total added value to be distributed 17,496 17,566 Distribution of added value 17,496 17,566 Personnel 5,417 5,141 Compensation 4 ,096 3 ,973 Benefits 1 ,084 946 FGTS – government severance pay fund 237 222 Taxes, fees and contributions 5,135 5,484 Federal 4,782 5 ,090 Municipal 353 394 Return on third parties’ assets - Rent 41 384 Return on own assets 6 ,903 6,557 Dividends and interest on capital 2,407 2,350 Retained earnings / (loss) attributable to controlling shareholders 4,340 4 ,039 Retained earnings / (loss) attributable to non-controlling shareholders 156 168 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 18 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 03/31/2019 03/31/2018 Income 4 3,669 40,742 Interest, similar income and Dividends 3 6,220 3 3,436 Banking services 9,139 8 ,897 Income related to insurance and private pension operations before claim and selling expenses 1 ,097 1 ,052 Expected Loss with Other Financial Assets (3 ,351) (3 ,098) Other 564 455 Expenses (21,114) (18,523) Interest and similar income (1 8,724) (1 6,431) Other (2,390) (2,092) Inputs purchased from third parties (4 ,155) (3,978) Materials, energy and others (8 6) (89) Third party services (1 ,042) (995) Other (3 ,027) (2,894) Data processing and telecommunications (1,070) (1,008) Advertising, promotions and publication (283) (2 49) Installations (435) (4 05) Transportation (8 8) (84) Security (1 93) (1 90) Travel expenses (5 1) (4 6) Other (907) (9 12) Gross added value 18,400 18,241 Depreciation and amortization (1 ,133) (802) Net added value produced by the company 17,267 17,439 Added value received through transfer - Equity income 229 127 Total added value to be distributed 17,496 17,566 Distribution of added value 17,496 17,566 Personnel 5,417 5,141 Compensation 4 ,096 3 ,973 Benefits 1 ,084 946 FGTS – government severance pay fund 237 222 Taxes, fees and contributions 5,135 5,484 Federal 4,782 5 ,090 Municipal 353 394 Return on third parties’ assets - Rent 41 384 Return on own assets 6 ,903 6,557 Dividends and interest on capital 2,407 2,350 Retained earnings / (loss) attributable to controlling shareholders 4,340 4 ,039 Retained earnings / (loss) attributable to non-controlling shareholders 156 168 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 18

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 03/31/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international associates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 19 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 03/31/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international associates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 19

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended March 31, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the consolidated financial statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity elements and result. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 20 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended March 31, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the consolidated financial statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity elements and result. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 20

· Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 21 · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 21

· Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial derecognition is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 22 · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial derecognition is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 22

h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 23 h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 23

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 24 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 24

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Domestic Banco Itaú BBA S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Brazil 100.00% 99.99% 100.00% 99.99% Insurance Itaú Corretora de Valores S.A. Brazil Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreing Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso Colombia Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 25 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Domestic Banco Itaú BBA S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Brazil 100.00% 99.99% 100.00% 99.99% Insurance Itaú Corretora de Valores S.A. Brazil Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreing Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso Colombia Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 25

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes. Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 26 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes. Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 26

c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 27 c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 27

Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 28 Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 28

Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 29 Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 29

The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Derecognition and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 30 The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Derecognition and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 30

When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 31 When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 31

a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 32 a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 32

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The ignition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 33 If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The ignition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 33

The breakdown of intangible assets is described in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more likely than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 34 The breakdown of intangible assets is described in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more likely than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 34

Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 35 Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 35

Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Other Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 36 Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Other Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 36

p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 37 p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 37

Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Note 4 - Interbank deposits and securities purchased under agreements to resell 03/31/2019 12/31/2018 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 259,535 54 259,589 280,029 103 280,132 (1) Collateral held 56,153 54 56,207 63,392 93 63,485 166,351 - 166,351 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 9,859 - 9,859 28,369 - 28,369 repledge Assets received as collateral without right to sell 156,492 - 156,492 142,131 10 142,141 or repledge Collateral sold 37,031 - 37,031 46,137 - 46,137 Interbank deposits 25,044 1,277 26,321 25,726 688 26,414 (2) Total 284,579 1,331 285,910 305,755 791 306,546 (1) The amounts of R$ 3,806 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 203,382 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase agreement transactions. (2) Includes losses in amounts R$ (10) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 38 Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Note 4 - Interbank deposits and securities purchased under agreements to resell 03/31/2019 12/31/2018 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 259,535 54 259,589 280,029 103 280,132 (1) Collateral held 56,153 54 56,207 63,392 93 63,485 166,351 - 166,351 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 9,859 - 9,859 28,369 - 28,369 repledge Assets received as collateral without right to sell 156,492 - 156,492 142,131 10 142,141 or repledge Collateral sold 37,031 - 37,031 46,137 - 46,137 Interbank deposits 25,044 1,277 26,321 25,726 688 26,414 (2) Total 284,579 1,331 285,910 305,755 791 306,546 (1) The amounts of R$ 3,806 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 203,382 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase agreement transactions. (2) Includes losses in amounts R$ (10) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 38

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 03/31/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 4,055 (979) 3,076 5,253 (927) 4,326 (1a) Brazilian government securities 214,490 856 215,346 215,956 1,102 217,058 (1b) Government securities – abroad 2,657 28 2,685 2,070 9 2,079 Argentina 1,275 27 1,302 1,121 8 1,129 Chile 594 - 594 301 1 302 Colombia 558 1 559 207 - 207 United States 117 - 117 117 - 117 Mexico 27 - 27 120 - 120 Paraguay 1 - 1 1 - 1 Uruguay 74 - 74 84 - 84 Italy - - - 115 - 115 Other 11 - 11 4 - 4 (1c) Corporate securities 39,073 (15) 39,058 38,953 (505) 38,448 Negotiable shares 9,857 (51) 9,806 9,778 (332) 9,446 Bank deposit certificates 784 - 784 969 - 969 Securitized real estate loans 1,314 31 1,345 1,391 20 1,411 Debentures 4,876 5 4,881 5,147 (187) 4,960 Eurobonds and other 1,359 (1) 1,358 1,403 (7) 1,396 Financial credit bills 20,468 - 20,468 19,724 - 19,724 Promissory notes 370 - 370 435 - 435 Other 45 1 46 106 1 107 Total 260,275 (110) 260,165 262,232 (321) 261,911 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 40,218 (R$ 30,114 at 12/31/2018), b) R$ 577 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 40,815 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 39 Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 03/31/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 4,055 (979) 3,076 5,253 (927) 4,326 (1a) Brazilian government securities 214,490 856 215,346 215,956 1,102 217,058 (1b) Government securities – abroad 2,657 28 2,685 2,070 9 2,079 Argentina 1,275 27 1,302 1,121 8 1,129 Chile 594 - 594 301 1 302 Colombia 558 1 559 207 - 207 United States 117 - 117 117 - 117 Mexico 27 - 27 120 - 120 Paraguay 1 - 1 1 - 1 Uruguay 74 - 74 84 - 84 Italy - - - 115 - 115 Other 11 - 11 4 - 4 (1c) Corporate securities 39,073 (15) 39,058 38,953 (505) 38,448 Negotiable shares 9,857 (51) 9,806 9,778 (332) 9,446 Bank deposit certificates 784 - 784 969 - 969 Securitized real estate loans 1,314 31 1,345 1,391 20 1,411 Debentures 4,876 5 4,881 5,147 (187) 4,960 Eurobonds and other 1,359 (1) 1,358 1,403 (7) 1,396 Financial credit bills 20,468 - 20,468 19,724 - 19,724 Promissory notes 370 - 370 435 - 435 Other 45 1 46 106 1 107 Total 260,275 (110) 260,165 262,232 (321) 261,911 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 40,218 (R$ 30,114 at 12/31/2018), b) R$ 577 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 40,815 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 39

The cost and fair value of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 58,266 57,289 53,382 52,096 Non-stated maturity 14,156 13,124 15,031 13,772 Up to one year 44,110 44,165 38,351 38,324 Non-current 202,009 202,876 208,850 209,815 From one to five years 147,358 147,714 153,256 153,701 From five to ten years 42,482 42,865 44,258 44,620 After ten years 12,169 12,297 11,336 11,494 Total 260,275 260,165 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 191,664 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 03/31/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 1,871 61 1,932 Total 1,871 61 1,932 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 1,871 1,932 765 799 Up to one year 1,871 1,932 765 799 Non-current - - 467 470 From one to five years - - 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 40 The cost and fair value of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 58,266 57,289 53,382 52,096 Non-stated maturity 14,156 13,124 15,031 13,772 Up to one year 44,110 44,165 38,351 38,324 Non-current 202,009 202,876 208,850 209,815 From one to five years 147,358 147,714 153,256 153,701 From five to ten years 42,482 42,865 44,258 44,620 After ten years 12,169 12,297 11,336 11,494 Total 260,275 260,165 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 191,664 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 03/31/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 1,871 61 1,932 Total 1,871 61 1,932 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 1,871 1,932 765 799 Up to one year 1,871 1,932 765 799 Non-current - - 467 470 From one to five years - - 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 40

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,867 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 41 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,867 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 41

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 03/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,724 57.0 176 164 372 1,698 2,920 8,394 3,370 14.0 457 558 634 1,024 521 176 Option premiums Forwards (onshore) 3,262 13.4 2,337 673 196 56 - - Credit derivatives - financial Institutions 158 0.7 - 2 - 4 7 145 NDF - Non Deliverable Forward 2,906 12.1 995 694 383 565 161 108 Check of swap - Companies 23 0.1 7 - - - 13 3 Other 641 2.7 423 4 1 6 4 203 Total 24,084 100.0 4,395 2,095 1,586 3,353 3,626 9,029 % per maturity term 18.2 8.7 6.6 13.9 15.1 37.5 03/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,412) 69.8 (184) (570) (521) (3,379) (6,291) (8,467) Option premiums (3,129) 11.3 (396) (430) (542) (1,071) (421) (269) Forwards (onshore) (1,975) 7.1 (1,975) - - - - - (70) 0.3 - - - (1) (1) (68) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (2,976) 10.7 (804) (568) (579) (477) (424) (124) Check of swap - Companies (174) 0.6 (17) - - - - (157) Other (60) 0.2 - (3) (3) (3) (7) (44) Total (27,796) 100.0 (3,376) (1,571) (1,645) (4,931) (7,144) (9,129) % per maturity term 12.1 5.7 6.0 17.7 25.7 32.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 42 I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 03/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,724 57.0 176 164 372 1,698 2,920 8,394 3,370 14.0 457 558 634 1,024 521 176 Option premiums Forwards (onshore) 3,262 13.4 2,337 673 196 56 - - Credit derivatives - financial Institutions 158 0.7 - 2 - 4 7 145 NDF - Non Deliverable Forward 2,906 12.1 995 694 383 565 161 108 Check of swap - Companies 23 0.1 7 - - - 13 3 Other 641 2.7 423 4 1 6 4 203 Total 24,084 100.0 4,395 2,095 1,586 3,353 3,626 9,029 % per maturity term 18.2 8.7 6.6 13.9 15.1 37.5 03/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,412) 69.8 (184) (570) (521) (3,379) (6,291) (8,467) Option premiums (3,129) 11.3 (396) (430) (542) (1,071) (421) (269) Forwards (onshore) (1,975) 7.1 (1,975) - - - - - (70) 0.3 - - - (1) (1) (68) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (2,976) 10.7 (804) (568) (579) (477) (424) (124) Check of swap - Companies (174) 0.6 (17) - - - - (157) Other (60) 0.2 - (3) (3) (3) (7) (44) Total (27,796) 100.0 (3,376) (1,571) (1,645) (4,931) (7,144) (9,129) % per maturity term 12.1 5.7 6.0 17.7 25.7 32.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 42

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option premiums 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Check of swap - Companies 44 0.2 - - 7 - 13 24 Other 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity term 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option premiums (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Check of swap - Companies (162) 0.6 - - (16) - - (146) Other (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity term 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 43 See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option premiums 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Check of swap - Companies 44 0.2 - - 7 - 13 24 Other 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity term 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option premiums (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Check of swap - Companies (162) 0.6 - - (16) - - (146) Other (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity term 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 43

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 03/31/2019 03/31/2019 03/31/2019 03/31/2019 Futures contracts 459,021 - - - Purchase commitments 217,146 - - - Shares 1,268 - - - Commodities 231 - - - Interest 195,930 - - - Foreign currency 19,717 - - - Commitments to sell 241,875 - - - Shares 1,007 - - - Commodities 325 - - - Interest 221,360 - - - Foreign currency 19,183 - - - Swap contracts - (4,807) (881) (5,688) Asset position 917,347 6,289 7,435 13,724 Commodities 8 - - - Interest 904,718 5,191 6,848 12,039 Foreign currency 12,621 1,098 587 1,685 Liability position 917,347 (11,096) (8,316) (19,412) Shares 75 (8) 1 (7) Interest 890,577 (9,279) (8,275) (17,554) Foreign currency 26,695 (1,809) (42) (1,851) Option contracts 958,530 284 (43) 241 Purchase commitments – long position 96,996 1,727 153 1,880 Shares 8,152 288 229 517 Commodities 520 12 (2) 10 Interest 39,762 75 39 114 Foreign currency 48,562 1,352 (113) 1,239 Commitments to sell – long position 397,597 1,746 (256) 1,490 Shares 11,583 384 173 557 Commodities 199 7 (3) 4 Interest 337,130 351 108 459 Foreign currency 48,685 1,004 (534) 470 Purchase commitments – short position 83,300 (1,473) (123) (1,596) Shares 9,961 (191) (300) (491) Commodities 321 (6) 1 (5) Interest 26,062 (49) 25 (24) Foreign currency 46,956 (1,227) 151 (1,076) Commitments to sell – short position 380,637 (1,716) 183 (1,533) Shares 8,801 (231) (215) (446) Commodities 160 (4) 1 (3) Interest 321,448 (364) (153) (517) Foreign currency 50,228 (1,117) 550 (567) Forward operations (onshore) 3,082 1,290 (3) 1,287 Purchases receivable 1,347 1,547 (5) 1,542 Shares 316 316 (5) 311 Interest 1,031 1,231 - 1,231 Purchases payable - (1,031) 1 (1,030) Shares - (1) - (1) Interest - (1,030) 1 (1,029) Sales receivable 994 1,720 - 1,720 Shares 994 980 - 980 Interest - 740 - 740 Sales deliverable 741 (946) 1 (945) Interest 741 (946) 1 (945) Credit derivatives 9,159 (247) 335 88 Asset position 4,960 (109) 267 158 Shares 1,698 (45) 156 111 Commodities 40 - 3 3 Interest 3,222 (64) 108 44 Liability position 4,199 (138) 68 (70) Shares 1,416 (56) 17 (39) Interest 2,783 (82) 51 (31) NDF - Non Deliverable Forward 231,741 (202) 132 (70) Asset position 120,368 2,706 200 2,906 Commodities 134 29 (21) 8 Foreign currency 120,234 2,677 221 2,898 Liability position 111,373 (2,908) (68) (2,976) Commodities 73 (8) (1) (9) Foreign currency 111,300 (2,900) (67) (2,967) Check of swap 1,333 (80) (71) (151) Asset position 115 10 13 23 Interest 115 4 - 4 Foreign currency - 6 13 19 Liability position 1,218 (90) (84) (174) Interest 1,218 (22) (6) (28) Foreign currency - (68) (78) (146) Other derivative financial instruments 5,703 208 373 581 Asset position 4,673 215 426 641 Shares 169 (7) 6 (1) Interest 4,491 223 (6) 217 Foreign currency 13 (1) 426 425 Liability position 1,030 (7) (53) (60) Shares 867 (4) (44) (48) Commodities 14 - - - Interest 149 (3) (8) (11) Foreign currency - - (1) (1) Asset 15,851 8,233 24,084 Liability (19,405) (8,391) (27,796) Total (3,554) (158) (3,712) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 03/31/2019 Futures contracts 163,358 127,398 77,245 91,020 459,021 Swaps contracts 20,178 93,426 188,530 615,213 917,347 Options 103,564 360,477 457,332 37,157 958,530 Forwards (onshore) 2,181 842 59 - 3,082 Credit derivatives - 715 593 7,851 9,159 NDF - Non Deliverable Forward 89,839 87,158 39,397 15,347 231,741 Check of swap 115 - - 1,218 1,333 Other derivative financial instruments - 483 855 4,365 5,703 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 44 II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 03/31/2019 03/31/2019 03/31/2019 03/31/2019 Futures contracts 459,021 - - - Purchase commitments 217,146 - - - Shares 1,268 - - - Commodities 231 - - - Interest 195,930 - - - Foreign currency 19,717 - - - Commitments to sell 241,875 - - - Shares 1,007 - - - Commodities 325 - - - Interest 221,360 - - - Foreign currency 19,183 - - - Swap contracts - (4,807) (881) (5,688) Asset position 917,347 6,289 7,435 13,724 Commodities 8 - - - Interest 904,718 5,191 6,848 12,039 Foreign currency 12,621 1,098 587 1,685 Liability position 917,347 (11,096) (8,316) (19,412) Shares 75 (8) 1 (7) Interest 890,577 (9,279) (8,275) (17,554) Foreign currency 26,695 (1,809) (42) (1,851) Option contracts 958,530 284 (43) 241 Purchase commitments – long position 96,996 1,727 153 1,880 Shares 8,152 288 229 517 Commodities 520 12 (2) 10 Interest 39,762 75 39 114 Foreign currency 48,562 1,352 (113) 1,239 Commitments to sell – long position 397,597 1,746 (256) 1,490 Shares 11,583 384 173 557 Commodities 199 7 (3) 4 Interest 337,130 351 108 459 Foreign currency 48,685 1,004 (534) 470 Purchase commitments – short position 83,300 (1,473) (123) (1,596) Shares 9,961 (191) (300) (491) Commodities 321 (6) 1 (5) Interest 26,062 (49) 25 (24) Foreign currency 46,956 (1,227) 151 (1,076) Commitments to sell – short position 380,637 (1,716) 183 (1,533) Shares 8,801 (231) (215) (446) Commodities 160 (4) 1 (3) Interest 321,448 (364) (153) (517) Foreign currency 50,228 (1,117) 550 (567) Forward operations (onshore) 3,082 1,290 (3) 1,287 Purchases receivable 1,347 1,547 (5) 1,542 Shares 316 316 (5) 311 Interest 1,031 1,231 - 1,231 Purchases payable - (1,031) 1 (1,030) Shares - (1) - (1) Interest - (1,030) 1 (1,029) Sales receivable 994 1,720 - 1,720 Shares 994 980 - 980 Interest - 740 - 740 Sales deliverable 741 (946) 1 (945) Interest 741 (946) 1 (945) Credit derivatives 9,159 (247) 335 88 Asset position 4,960 (109) 267 158 Shares 1,698 (45) 156 111 Commodities 40 - 3 3 Interest 3,222 (64) 108 44 Liability position 4,199 (138) 68 (70) Shares 1,416 (56) 17 (39) Interest 2,783 (82) 51 (31) NDF - Non Deliverable Forward 231,741 (202) 132 (70) Asset position 120,368 2,706 200 2,906 Commodities 134 29 (21) 8 Foreign currency 120,234 2,677 221 2,898 Liability position 111,373 (2,908) (68) (2,976) Commodities 73 (8) (1) (9) Foreign currency 111,300 (2,900) (67) (2,967) Check of swap 1,333 (80) (71) (151) Asset position 115 10 13 23 Interest 115 4 - 4 Foreign currency - 6 13 19 Liability position 1,218 (90) (84) (174) Interest 1,218 (22) (6) (28) Foreign currency - (68) (78) (146) Other derivative financial instruments 5,703 208 373 581 Asset position 4,673 215 426 641 Shares 169 (7) 6 (1) Interest 4,491 223 (6) 217 Foreign currency 13 (1) 426 425 Liability position 1,030 (7) (53) (60) Shares 867 (4) (44) (48) Commodities 14 - - - Interest 149 (3) (8) (11) Foreign currency - - (1) (1) Asset 15,851 8,233 24,084 Liability (19,405) (8,391) (27,796) Total (3,554) (158) (3,712) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 03/31/2019 Futures contracts 163,358 127,398 77,245 91,020 459,021 Swaps contracts 20,178 93,426 188,530 615,213 917,347 Options 103,564 360,477 457,332 37,157 958,530 Forwards (onshore) 2,181 842 59 - 3,082 Credit derivatives - 715 593 7,851 9,159 NDF - Non Deliverable Forward 89,839 87,158 39,397 15,347 231,741 Check of swap 115 - - 1,218 1,333 Other derivative financial instruments - 483 855 4,365 5,703 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 44

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Check of swap - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 45 The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Check of swap - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 45

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 03/31/2019 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 368,784 20,963 772,375 1,310 - 40,569 - - Over-the-counter market 90,237 896,384 186,155 1,772 9,159 191,172 1,333 5,703 Financial institutions 89,840 656,036 140,017 554 9,159 117,286 - 4,092 Companies 397 193,411 45,764 1,218 - 72,830 1,333 1,611 Individuals - 46,937 374 - - 1,056 - - Total 459,021 917,347 958,530 3,082 9,159 231,741 1,333 5,703 12/31/2018 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 46 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 03/31/2019 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 368,784 20,963 772,375 1,310 - 40,569 - - Over-the-counter market 90,237 896,384 186,155 1,772 9,159 191,172 1,333 5,703 Financial institutions 89,840 656,036 140,017 554 9,159 117,286 - 4,092 Companies 397 193,411 45,764 1,218 - 72,830 1,333 1,611 Individuals - 46,937 374 - - 1,056 - - Total 459,021 917,347 958,530 3,082 9,159 231,741 1,333 5,703 12/31/2018 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 46

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 03/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,544 1,124 2,107 3,146 167 Total by instrument 6,544 1,124 2,107 3,146 167 By risk rating Investment grade 2,388 309 522 1,431 126 Below investment grade 4,156 815 1,585 1,715 41 Total by risk 6,544 1,124 2,107 3,146 167 By reference entity Brazilian government 3,008 674 1,153 1,162 19 Government – abroad 1,052 92 112 798 50 Private entities 2,484 358 842 1,186 98 Total by entity 6,544 1,124 2,107 3,146 167 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Government – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 47 IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 03/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,544 1,124 2,107 3,146 167 Total by instrument 6,544 1,124 2,107 3,146 167 By risk rating Investment grade 2,388 309 522 1,431 126 Below investment grade 4,156 815 1,585 1,715 41 Total by risk 6,544 1,124 2,107 3,146 167 By reference entity Brazilian government 3,008 674 1,153 1,162 19 Government – abroad 1,052 92 112 798 50 Private entities 2,484 358 842 1,186 98 Total by entity 6,544 1,124 2,107 3,146 167 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Government – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 47

03/31/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,544) 2,616 (3,928) Total (6,544) 2,616 (3,928) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 48 03/31/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,544) 2,616 (3,928) Total (6,544) 2,616 (3,928) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 48

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2019 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial assets financial position Cash collateral received Financial instruments Securities purchased under agreements to resell 259,589 - 259,589 (640) - 258,949 Derivatives 24,084 - 24,084 (2,404) - 21,680 12/31/2018 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial position financial assets Financial instruments Cash collateral received Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2019 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 313,808 - 313,808 (26,404) - 287,404 Derivatives 27,796 - 27,796 (2,404) (524) 24,868 12/31/2018 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Financial instruments Cash collateral pledged (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 49 V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2019 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial assets financial position Cash collateral received Financial instruments Securities purchased under agreements to resell 259,589 - 259,589 (640) - 258,949 Derivatives 24,084 - 24,084 (2,404) - 21,680 12/31/2018 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial position financial assets Financial instruments Cash collateral received Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2019 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 313,808 - 313,808 (26,404) - 287,404 Derivatives 27,796 - 27,796 (2,404) (524) 24,868 12/31/2018 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Financial instruments Cash collateral pledged (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 49

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 50 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 50

03/31/2019 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 20,336 (1,693) (2,766) 20,336 (1,818) agreements to resell Loan operations and lease operations Hedge of assets transactions 1,566 - 123 123 1,693 123 and Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 12,758 - 334 334 13,645 334 agreements to resell Hedge of loan operations Loan operations and lease operations 282 - 7 7 275 9 - 3,416 (12) (4) 3,403 (12) Hedge of funding Deposits Hedge of assets denominated in UF Securities 8,525 - (22) (22) 8,547 (27) Foreign exchange risk 25 - 1 1 25 1 Hedge of highly probable forecast transactions Total 23,156 23,752 (1,262) (2,327) 47,924 (1,390) 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loan operations and lease operations 7,866 - 136 136 8,003 136 Hedge of assets transactions and Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loan operations and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,067) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended March 31, 2019, the amount of R$ (187) was recognized in Result related to this deferral. 03/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Nominal value used to recognized in Other veness reclassified from Value calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 35,674 266 - (1,362) (1,236) (126) - Interest rate Swap 12,225 3,415 8,804 (29) (27) (2) - Foreign currency risk DDI futures 25 24 - 1 1 - - Total 47,924 3,705 8,804 (1,390) (1,262) (128) - 12/31/2018 Variations in fair Variation in value Hedge ineffecti- Amount Book Value (*) Hedge Instruments Nominal value used to recognized in Other veness reclassified from Value calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13519 112 110 2 - Foreign currency risk DDI futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded in the Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 51 03/31/2019 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 20,336 (1,693) (2,766) 20,336 (1,818) agreements to resell Loan operations and lease operations Hedge of assets transactions 1,566 - 123 123 1,693 123 and Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 12,758 - 334 334 13,645 334 agreements to resell Hedge of loan operations Loan operations and lease operations 282 - 7 7 275 9 - 3,416 (12) (4) 3,403 (12) Hedge of funding Deposits Hedge of assets denominated in UF Securities 8,525 - (22) (22) 8,547 (27) Foreign exchange risk 25 - 1 1 25 1 Hedge of highly probable forecast transactions Total 23,156 23,752 (1,262) (2,327) 47,924 (1,390) 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loan operations and lease operations 7,866 - 136 136 8,003 136 Hedge of assets transactions and Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loan operations and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,067) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended March 31, 2019, the amount of R$ (187) was recognized in Result related to this deferral. 03/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Nominal value used to recognized in Other veness reclassified from Value calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 35,674 266 - (1,362) (1,236) (126) - Interest rate Swap 12,225 3,415 8,804 (29) (27) (2) - Foreign currency risk DDI futures 25 24 - 1 1 - - Total 47,924 3,705 8,804 (1,390) (1,262) (128) - 12/31/2018 Variations in fair Variation in value Hedge ineffecti- Amount Book Value (*) Hedge Instruments Nominal value used to recognized in Other veness reclassified from Value calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13519 112 110 2 - Foreign currency risk DDI futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded in the Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 51

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchange risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item. 03/31/2019 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 15,010 (7,574) (7,574) 12,646 (7,570) Total - 15,010 (7,574) (7,574) 12,646 (7,570) 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded in the Hedge of net investment in foreign operation. 03/31/2019 (*) Variations in fair Variation in value Hedge Amount reclassified Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 28,148 - 4 (11,557) (11,516) (41) - Forward (1,479) 2,196 - 765 727 38 - NDF (13,241) 203 - 3,108 3,099 9 - Financial Assets (782) 783 - 114 116 (2) - Total 12,646 3,182 4 (7,570) (7,574) 4 - 12/31/2018 Variations in fair Variation in value Hedge Amount reclassified (*) Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 52 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchange risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item. 03/31/2019 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 15,010 (7,574) (7,574) 12,646 (7,570) Total - 15,010 (7,574) (7,574) 12,646 (7,570) 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded in the Hedge of net investment in foreign operation. 03/31/2019 (*) Variations in fair Variation in value Hedge Amount reclassified Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 28,148 - 4 (11,557) (11,516) (41) - Forward (1,479) 2,196 - 765 727 38 - NDF (13,241) 203 - 3,108 3,099 9 - Financial Assets (782) 783 - 114 116 (2) - Total 12,646 3,182 4 (7,570) (7,574) 4 - 12/31/2018 Variations in fair Variation in value Hedge Amount reclassified (*) Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 52

c) Fair value hedge The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument. · The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 03/31/2019 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 6,892 - 7,006 - 114 6,892 (115) Hedge of funding - 9,217 - 9,011 (206) 9,217 205 Hedge of fair value through other comprehensive 4,863 - 4,864 - 1 4,925 (6) income Total 11,755 9,217 11,870 9,011 (91) 21,034 84 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of syndicated loan Hedge of fair value through other comprehensive 5,391 - 5,483 - 93 5,401 (82) income Total 12,457 9,124 12,602 9,081 103 21,591 (93) (*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 53 c) Fair value hedge The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument. · The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 03/31/2019 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 6,892 - 7,006 - 114 6,892 (115) Hedge of funding - 9,217 - 9,011 (206) 9,217 205 Hedge of fair value through other comprehensive 4,863 - 4,864 - 1 4,925 (6) income Total 11,755 9,217 11,870 9,011 (91) 21,034 84 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of syndicated loan Hedge of fair value through other comprehensive 5,391 - 5,483 - 93 5,401 (82) income Total 12,457 9,124 12,602 9,081 103 21,591 (93) (*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 53

03/31/2019 (1) Variation in the amount Book value Hedge Instruments Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 21,034 179 4,045 84 (7) Interest rate Swap Total 21,034 179 4,045 84 (7) 12/31/2018 (1) Variation in the amount Hedge Instruments Book value Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 21,591 86 1,078 (93) 10 Interest rate Swap Total 21,591 86 1,078 (93) 10 (1) Amounts recorded in the Derivatives. (2) In the period, the amount of R$ 1 is no longer qualified as hedge. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 54 03/31/2019 (1) Variation in the amount Book value Hedge Instruments Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 21,034 179 4,045 84 (7) Interest rate Swap Total 21,034 179 4,045 84 (7) 12/31/2018 (1) Variation in the amount Hedge Instruments Book value Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 21,591 86 1,078 (93) 10 Interest rate Swap Total 21,591 86 1,078 (93) 10 (1) Amounts recorded in the Derivatives. (2) In the period, the amount of R$ 1 is no longer qualified as hedge. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 54

The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item: 03/31/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Nominal Fair value Nominal Fair value Book Value Book Value Value adjustments Value adjustments Hedge of deposits and repurchase agreements 20,336 11 20,336 29,727 (21) 29,727 Hedge of highly probable forecast transactions 25 1 25 71 6 71 Hedge of net investment in foreign operations 12,646 3,178 15,010 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,892 (115) 6,892 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 275 9 282 268 7 274 Hedge of funding (Fair value) 9,217 205 9,217 9,124 43 9,124 Hedge of funding (Cash flow) 3,403 (12) 3,416 3,105 82 3,200 Hedge of assets transactions 1,693 123 1,566 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 13,645 8 12,758 38,013 8 36,668 Hedge of assets denominated in UF 8,547 (27) 8,525 13,221 23 13,247 Hedge of fair value through other comprehensive income 4,925 (6) 4,863 5,401 (82) 5,391 Total 3,375 2,378 The table below shows the breakdown by maturity of the hedging strategies: 03/31/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 2,024 8,135 321 5,980 - 3,876 - 20,336 Hedge of highly probable forecast transactions 25 - - - - - - 25 (*) 12,646 - - - - - - 12,646 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 147 368 2,569 1,570 447 905 886 6,892 Hedge of loan operations (Cash flow) 29 23 194 29 - - - 275 Hedge of funding (Fair value) 1,746 158 158 809 - 4,040 2,306 9,217 Hedge of funding (Cash flow) 3,167 - - - - 236 - 3,403 Hedge of assets transactions - 1,693 - - - - - 1,693 Hedge of Asset-backed securities under repurchase agreements 8,128 1,688 - 3,829 - - - 13,645 Hedge of assets denominated in UF 7,700 790 57 - - - - 8,547 Hedge of fair value through other comprehensive income 4,355 290 - - - 280 - 4,925 Total 39,967 13,145 3,299 12,217 447 9,337 3,192 81,604 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) 12,550 - - - - - - 12,550 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of syndicated loan (Fair value) Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 55 The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item: 03/31/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Nominal Fair value Nominal Fair value Book Value Book Value Value adjustments Value adjustments Hedge of deposits and repurchase agreements 20,336 11 20,336 29,727 (21) 29,727 Hedge of highly probable forecast transactions 25 1 25 71 6 71 Hedge of net investment in foreign operations 12,646 3,178 15,010 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,892 (115) 6,892 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 275 9 282 268 7 274 Hedge of funding (Fair value) 9,217 205 9,217 9,124 43 9,124 Hedge of funding (Cash flow) 3,403 (12) 3,416 3,105 82 3,200 Hedge of assets transactions 1,693 123 1,566 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 13,645 8 12,758 38,013 8 36,668 Hedge of assets denominated in UF 8,547 (27) 8,525 13,221 23 13,247 Hedge of fair value through other comprehensive income 4,925 (6) 4,863 5,401 (82) 5,391 Total 3,375 2,378 The table below shows the breakdown by maturity of the hedging strategies: 03/31/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 2,024 8,135 321 5,980 - 3,876 - 20,336 Hedge of highly probable forecast transactions 25 - - - - - - 25 (*) 12,646 - - - - - - 12,646 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 147 368 2,569 1,570 447 905 886 6,892 Hedge of loan operations (Cash flow) 29 23 194 29 - - - 275 Hedge of funding (Fair value) 1,746 158 158 809 - 4,040 2,306 9,217 Hedge of funding (Cash flow) 3,167 - - - - 236 - 3,403 Hedge of assets transactions - 1,693 - - - - - 1,693 Hedge of Asset-backed securities under repurchase agreements 8,128 1,688 - 3,829 - - - 13,645 Hedge of assets denominated in UF 7,700 790 57 - - - - 8,547 Hedge of fair value through other comprehensive income 4,355 290 - - - 280 - 4,925 Total 39,967 13,145 3,299 12,217 447 9,337 3,192 81,604 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) 12,550 - - - - - - 12,550 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of syndicated loan (Fair value) Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 55

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 03/31/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 30,455 1,212 31,667 27,064 775 - 27,839 Other 36 - (36) - 36 - (36) - (1b) Government securities – abroad 17,457 (285) (2) 17,170 18,844 (70) (2) 18,772 Germany 22 - - 22 22 - - 22 Colombia 5,087 18 - 5,105 5,491 14 - 5,505 Chile 6,673 6 - 6,679 7,647 7 (1) 7,653 United States 2,150 (12) - 2,138 2,634 (16) - 2,618 France 877 - - 877 891 - - 891 Italy 111 - - 111 - - - - Paraguay 1,787 (294) (2) 1,491 1,601 (71) (1) 1,529 Uruguay 750 (3) - 747 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate securities 2,746 75 (47) 2,774 2,719 40 (47) 2,712 Negotiable Shares 56 73 - 129 77 84 - 161 Bank deposit certificates 815 - - 815 1,053 - - 1,053 Debentures 44 - (43) 1 44 - (42) 2 Eurobonds and others 1,828 2 (1) 1,829 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 50,694 1,002 (85) 51,611 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 28,051 (R$ 25,147 at 12/31/2018), b) R$ 3,062 (R$ 3,583 at 12/31/2018) and c) R$ 871 (R$ 237 at 12/31/2018), totaling R$ 31,984 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 13,030 12,970 10,666 10,684 Non-stated maturity 56 129 77 161 Up to one year 12,974 12,841 10,589 10,523 Non-current 37,664 38,641 37,997 38,639 From one to five years 23,828 24,031 21,417 21,650 From five to ten years 9,304 9,667 11,906 12,029 After ten years 4,532 4,943 4,674 4,960 Total 50,694 51,611 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 03/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 56 73 - 129 Total 56 73 - 129 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 03/31/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 56 129 77 161 Non-stated maturity 56 129 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 56 Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 03/31/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 30,455 1,212 31,667 27,064 775 - 27,839 Other 36 - (36) - 36 - (36) - (1b) Government securities – abroad 17,457 (285) (2) 17,170 18,844 (70) (2) 18,772 Germany 22 - - 22 22 - - 22 Colombia 5,087 18 - 5,105 5,491 14 - 5,505 Chile 6,673 6 - 6,679 7,647 7 (1) 7,653 United States 2,150 (12) - 2,138 2,634 (16) - 2,618 France 877 - - 877 891 - - 891 Italy 111 - - 111 - - - - Paraguay 1,787 (294) (2) 1,491 1,601 (71) (1) 1,529 Uruguay 750 (3) - 747 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate securities 2,746 75 (47) 2,774 2,719 40 (47) 2,712 Negotiable Shares 56 73 - 129 77 84 - 161 Bank deposit certificates 815 - - 815 1,053 - - 1,053 Debentures 44 - (43) 1 44 - (42) 2 Eurobonds and others 1,828 2 (1) 1,829 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 50,694 1,002 (85) 51,611 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 28,051 (R$ 25,147 at 12/31/2018), b) R$ 3,062 (R$ 3,583 at 12/31/2018) and c) R$ 871 (R$ 237 at 12/31/2018), totaling R$ 31,984 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 03/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 13,030 12,970 10,666 10,684 Non-stated maturity 56 129 77 161 Up to one year 12,974 12,841 10,589 10,523 Non-current 37,664 38,641 37,997 38,639 From one to five years 23,828 24,031 21,417 21,650 From five to ten years 9,304 9,667 11,906 12,029 After ten years 4,532 4,943 4,674 4,960 Total 50,694 51,611 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 03/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 56 73 - 129 Total 56 73 - 129 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 03/31/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 56 129 77 161 Non-stated maturity 56 129 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 56

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 31/12/2018 03/31/2019 Financial assets at fair value through other comprehensive (85) (4) (1) 5 (85) income Government securities - abroad - (1) (1) - (2) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate securities (49) (3) - 5 (47) Debentures (43) (4) - 4 (43) Eurobonds and others (3) 1 - 1 (1) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 31/12/2017 12/31/2018 Financial assets at fair value through other comprehensive income (84) (1) (2) 2 - - (85) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - (3) Other (3) - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities is as follows: 03/31/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 54,597 (56) 54,541 54,064 (58) 54,006 Government securities – abroad 10,098 (4) 10,094 6,700 (3) 6,697 Argentina 143 - 143 - - - Colombia 311 (4) 307 356 (3) 353 Chile 281 - 281 256 - 256 Korea 3,038 - 3,038 1,385 - 1,385 Spain 3,100 - 3,100 2,411 - 2,411 United States 19 - 19 19 - 19 Mexico 3,191 - 3,191 2,258 - 2,258 Uruguay 15 - 15 15 - 15 Corporate securities (1b) 49,229 (3,600) 45,629 49,631 (3,585) 46,046 Rural product note 4,228 (91) 4,137 4,181 (178) 4,003 Bank deposit certificates 121 - 121 123 - 123 Securitized real estate loans 9,149 (367) 8,782 9,876 (361) 9,515 Debentures 29,566 (3,121) 26,445 29,001 (3,013) 25,988 Eurobonds and others 3,442 (2) 3,440 4,005 (2) 4,003 Promissory notes 1,281 (2) 1,279 1,069 (14) 1,055 Other 1,442 (17) 1,425 1,376 (17) 1,359 Total 113,924 (3,660) 110,264 110,395 (3,646) 106,749 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 25,144 (R$ 24,988 at 12/31/2018) and b) R$ 7,861 (R$ 8,860 at 12/31/2018), totaling R$ 33,005 (R$ 33,848 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 57 Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 31/12/2018 03/31/2019 Financial assets at fair value through other comprehensive (85) (4) (1) 5 (85) income Government securities - abroad - (1) (1) - (2) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate securities (49) (3) - 5 (47) Debentures (43) (4) - 4 (43) Eurobonds and others (3) 1 - 1 (1) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 31/12/2017 12/31/2018 Financial assets at fair value through other comprehensive income (84) (1) (2) 2 - - (85) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - (3) Other (3) - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities is as follows: 03/31/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 54,597 (56) 54,541 54,064 (58) 54,006 Government securities – abroad 10,098 (4) 10,094 6,700 (3) 6,697 Argentina 143 - 143 - - - Colombia 311 (4) 307 356 (3) 353 Chile 281 - 281 256 - 256 Korea 3,038 - 3,038 1,385 - 1,385 Spain 3,100 - 3,100 2,411 - 2,411 United States 19 - 19 19 - 19 Mexico 3,191 - 3,191 2,258 - 2,258 Uruguay 15 - 15 15 - 15 Corporate securities (1b) 49,229 (3,600) 45,629 49,631 (3,585) 46,046 Rural product note 4,228 (91) 4,137 4,181 (178) 4,003 Bank deposit certificates 121 - 121 123 - 123 Securitized real estate loans 9,149 (367) 8,782 9,876 (361) 9,515 Debentures 29,566 (3,121) 26,445 29,001 (3,013) 25,988 Eurobonds and others 3,442 (2) 3,440 4,005 (2) 4,003 Promissory notes 1,281 (2) 1,279 1,069 (14) 1,055 Other 1,442 (17) 1,425 1,376 (17) 1,359 Total 113,924 (3,660) 110,264 110,395 (3,646) 106,749 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 25,144 (R$ 24,988 at 12/31/2018) and b) R$ 7,861 (R$ 8,860 at 12/31/2018), totaling R$ 33,005 (R$ 33,848 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 57

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 03/31/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 14,932 14,480 14,661 14,119 Up to one year 14,932 14,480 14,661 14,119 Non-current 98,992 95,784 95,734 92,630 From one to five years 54,527 53,597 51,820 50,970 From five to ten years 32,180 30,503 31,318 29,802 After ten years 12,285 11,684 12,596 11,858 Total 113,924 110,264 110,395 106,749 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 03/31/2019 Financial assets at amortized cost (223) - (8) 5 1 - - - (225) Government securities - other countries - (4) - (1) 1 - - - - (4) Colombia Corporate securities (219) - (7) 4 1 - - - (221) Rural product note (7) - - - - - - - (7) Securitized real estate loans (2) - 1 - - - - - (1) Debentures (206) - (7) 3 1 - - - (209) Eurobond and others (2) - (1) 1 - - - - (2) Promissory notes (2) - - - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 03/31/2019 Financial assets at amortized cost (824) 6 - - - - (29) - (847) Brazilian government securities (59) 3 - - - - - - (56) Corporate securities (765) 3 - - - - (29) - (791) Rural product note - 2 - - - - (11) - (9) Debentures (765) 1 - - - - (18) - (782) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 03/31/2019 (2,599) (19) (59) 108 - (19) - - (2,588) Financial assets at amortized cost Corporate securities (2,599) (19) (59) 108 - (19) - - (2,588) Rural product note (173) 1 - 97 - - - - (75) Securitized real estate loans (361) 14 - - - (19) - - (366) Debentures (2,037) (34) (59) - - - - - (2,130) Promissory notes (11) - - 11 - - - - - Other (17) - - - - - - - (17) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 (76) (129) (28) 14 - - (4) - (223) Financial assets at amortized cost (3) 1 (2) - - - - - (4) Government securities - other countries - Colombia Corporate securities (73) (130) (26) 14 - - (4) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Securitized real estate loans (9) 5 - 2 - - - - (2) Debentures (52) (140) (18) 8 - - (4) - (206) Eurobond and others (2) - - - - - - - (2) Other (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (12) (561) 6 51 74 (14) - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate securities (303) (18) (561) 6 51 74 (14) - (765) Rural product note - 11 (22) - - 11 - - - Securitized real estate loans (5) - - - - 6 (1) - - Debentures (284) (22) (539) 1 51 36 (8) - (765) Eurobond and others (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 (4,738) 784 (594) 2,065 - - - (116) (2,599) Financial assets at amortized cost Corporate securities (4,738) 784 (594) 2,065 - - - (116) (2,599) Rural product note (148) (106) (36) 127 - - - (10) (173) Securitized real estate loans (2,046) 463 - 1,244 - - - (22) (361) Debentures (2,522) 432 (558) 678 - - - (67) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - - - - - - (17) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 58 The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 03/31/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 14,932 14,480 14,661 14,119 Up to one year 14,932 14,480 14,661 14,119 Non-current 98,992 95,784 95,734 92,630 From one to five years 54,527 53,597 51,820 50,970 From five to ten years 32,180 30,503 31,318 29,802 After ten years 12,285 11,684 12,596 11,858 Total 113,924 110,264 110,395 106,749 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 03/31/2019 Financial assets at amortized cost (223) - (8) 5 1 - - - (225) Government securities - other countries - (4) - (1) 1 - - - - (4) Colombia Corporate securities (219) - (7) 4 1 - - - (221) Rural product note (7) - - - - - - - (7) Securitized real estate loans (2) - 1 - - - - - (1) Debentures (206) - (7) 3 1 - - - (209) Eurobond and others (2) - (1) 1 - - - - (2) Promissory notes (2) - - - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 03/31/2019 Financial assets at amortized cost (824) 6 - - - - (29) - (847) Brazilian government securities (59) 3 - - - - - - (56) Corporate securities (765) 3 - - - - (29) - (791) Rural product note - 2 - - - - (11) - (9) Debentures (765) 1 - - - - (18) - (782) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 03/31/2019 (2,599) (19) (59) 108 - (19) - - (2,588) Financial assets at amortized cost Corporate securities (2,599) (19) (59) 108 - (19) - - (2,588) Rural product note (173) 1 - 97 - - - - (75) Securitized real estate loans (361) 14 - - - (19) - - (366) Debentures (2,037) (34) (59) - - - - - (2,130) Promissory notes (11) - - 11 - - - - - Other (17) - - - - - - - (17) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 (76) (129) (28) 14 - - (4) - (223) Financial assets at amortized cost (3) 1 (2) - - - - - (4) Government securities - other countries - Colombia Corporate securities (73) (130) (26) 14 - - (4) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Securitized real estate loans (9) 5 - 2 - - - - (2) Debentures (52) (140) (18) 8 - - (4) - (206) Eurobond and others (2) - - - - - - - (2) Other (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (12) (561) 6 51 74 (14) - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate securities (303) (18) (561) 6 51 74 (14) - (765) Rural product note - 11 (22) - - 11 - - - Securitized real estate loans (5) - - - - 6 (1) - - Debentures (284) (22) (539) 1 51 36 (8) - (765) Eurobond and others (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 (4,738) 784 (594) 2,065 - - - (116) (2,599) Financial assets at amortized cost Corporate securities (4,738) 784 (594) 2,065 - - - (116) (2,599) Rural product note (148) (106) (36) 127 - - - (10) (173) Securitized real estate loans (2,046) 463 - 1,244 - - - (22) (361) Debentures (2,522) 432 (558) 678 - - - (67) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - - - - - - (17) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 58

Note 10 - Loan operations and lease operations portfolio a) Composition of loan operations and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loan operations and lease operations by type 03/31/2019 12/31/2018 Individuals 216,816 212,564 Credit card 77,235 78,255 Personal loan 31,438 29,543 Payroll loans 48,835 46,878 Vehicles 16,570 15,920 Mortgage loans 42,738 41,968 Corporate 102,825 102,643 Small and medium businesses 71,974 68,812 Foreign loans - Latin America 155,557 152,072 Total Loan Operations and Lease Operations 547,172 536,091 (*) Provision for Expected Loss (33,494) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 513,678 502,582 (*) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,670) (R$ (2,601) at 12/31/2018). By maturity 03/31/2019 12/31/2018 Overdue as from 1 day 22,155 19,563 Falling due up to 3 months 152,610 144,812 Falling due more than 3 months but less than 1 year 129,972 127,805 Falling due after 1 year 242,435 243,911 Total loan operations and lease operations 547,172 536,091 By concentration 03/31/2019 12/31/2018 Largest debtor 5,094 5,193 10 largest debtors 31,348 31,564 20 largest debtors 47,270 47,433 50 largest debtors 74,851 73,358 100 largest debtors 99,857 98,675 The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 59 Note 10 - Loan operations and lease operations portfolio a) Composition of loan operations and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loan operations and lease operations by type 03/31/2019 12/31/2018 Individuals 216,816 212,564 Credit card 77,235 78,255 Personal loan 31,438 29,543 Payroll loans 48,835 46,878 Vehicles 16,570 15,920 Mortgage loans 42,738 41,968 Corporate 102,825 102,643 Small and medium businesses 71,974 68,812 Foreign loans - Latin America 155,557 152,072 Total Loan Operations and Lease Operations 547,172 536,091 (*) Provision for Expected Loss (33,494) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 513,678 502,582 (*) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,670) (R$ (2,601) at 12/31/2018). By maturity 03/31/2019 12/31/2018 Overdue as from 1 day 22,155 19,563 Falling due up to 3 months 152,610 144,812 Falling due more than 3 months but less than 1 year 129,972 127,805 Falling due after 1 year 242,435 243,911 Total loan operations and lease operations 547,172 536,091 By concentration 03/31/2019 12/31/2018 Largest debtor 5,094 5,193 10 largest debtors 31,348 31,564 20 largest debtors 47,270 47,433 50 largest debtors 74,851 73,358 100 largest debtors 99,857 98,675 The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 59

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 03/31/2019 Stage 3 Individuals 177,488 (4,988) (404) 1,912 - - 6,058 180,066 Credit card 65,227 (2,245) (60) 1,182 - - (888) 63,216 Personal loans 14,125 (1,516) (220) 208 - - 2,742 15,339 Payroll loans 44,156 (452) (96) 196 - - 2,386 46,190 Vehicles 14,353 (423) (28) 80 - - 943 14,925 Mortgage loans 39,627 (352) - 246 - - 875 40,396 Corporate 90,716 (124) (14) 694 7 - 405 91,684 Small and medium businesses 57,099 (1,216) (185) 770 8 - 3,723 60,199 Foreign loans - Latin America 134,323 (1,306) (280) 2,035 42 - 4,365 139,179 Total 459,626 (7,634) (883) 5,411 57 - 14,551 471,128 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 03/31/2019 Individuals 17,029 (1,912) (1,672) 4,988 253 - (203) 18,483 Credit card 8,489 (1,182) (323) 2,245 14 - 166 9,409 Personal loans 4,427 (208) (827) 1,516 155 - (110) 4,953 Payroll loans 1,024 (196) (294) 452 33 - (63) 956 Vehicles 1,022 (80) (146) 423 17 - (128) 1,108 Mortgage loans 2,067 (246) (82) 352 34 - (68) 2,057 Corporate 2,222 (694) (108) 124 - - (87) 1,457 Small and medium businesses 5,875 (770) (410) 1,216 122 - 127 6,160 Foreign loans - Latin America 11,768 (2,035) (612) 1,306 191 - (221) 10,397 Total 36,894 (5,411) (2,802) 7,634 566 - (384) 36,497 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 03/31/2019 Individuals 18,047 - (253) 404 1,672 (2,290) 687 18,267 Credit card 4,539 - (14) 60 323 (898) 600 4,610 Personal loans 10,991 - (155) 220 827 (994) 257 11,146 Payroll loans 1,698 - (33) 96 294 (350) (16) 1,689 Vehicles 545 - (17) 28 146 (44) (121) 537 Mortgage loans 274 - (34) - 82 (4) (33) 285 Corporate 9,705 (7) - 14 108 (99) (37) 9,684 Small and medium businesses 5,838 (8) (122) 185 410 (577) (111) 5,615 Foreign loans - Latin America 5,981 (42) (191) 280 612 (391) (268) 5,981 Total 39,571 (57) (566) 883 2,802 (3,357) 271 39,547 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 03/31/2019 Individuals 212,564 (2,290) 6,542 216,816 Credit card 78,255 (898) (122) 77,235 Personal loans 29,543 (994) 2,889 31,438 Payroll loans 46,878 (350) 2,307 48,835 Vehicles 15,920 (44) 694 16,570 Mortgage loans 41,968 (4) 774 42,738 Corporate 102,643 (99) 281 102,825 Small and medium businesses 68,812 (577) 3,739 71,974 Foreign loans - Latin America 152,072 (391) 3,876 155,557 Total 536,091 (3,357) 14,438 547,172 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 60 b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 03/31/2019 Stage 3 Individuals 177,488 (4,988) (404) 1,912 - - 6,058 180,066 Credit card 65,227 (2,245) (60) 1,182 - - (888) 63,216 Personal loans 14,125 (1,516) (220) 208 - - 2,742 15,339 Payroll loans 44,156 (452) (96) 196 - - 2,386 46,190 Vehicles 14,353 (423) (28) 80 - - 943 14,925 Mortgage loans 39,627 (352) - 246 - - 875 40,396 Corporate 90,716 (124) (14) 694 7 - 405 91,684 Small and medium businesses 57,099 (1,216) (185) 770 8 - 3,723 60,199 Foreign loans - Latin America 134,323 (1,306) (280) 2,035 42 - 4,365 139,179 Total 459,626 (7,634) (883) 5,411 57 - 14,551 471,128 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 03/31/2019 Individuals 17,029 (1,912) (1,672) 4,988 253 - (203) 18,483 Credit card 8,489 (1,182) (323) 2,245 14 - 166 9,409 Personal loans 4,427 (208) (827) 1,516 155 - (110) 4,953 Payroll loans 1,024 (196) (294) 452 33 - (63) 956 Vehicles 1,022 (80) (146) 423 17 - (128) 1,108 Mortgage loans 2,067 (246) (82) 352 34 - (68) 2,057 Corporate 2,222 (694) (108) 124 - - (87) 1,457 Small and medium businesses 5,875 (770) (410) 1,216 122 - 127 6,160 Foreign loans - Latin America 11,768 (2,035) (612) 1,306 191 - (221) 10,397 Total 36,894 (5,411) (2,802) 7,634 566 - (384) 36,497 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 03/31/2019 Individuals 18,047 - (253) 404 1,672 (2,290) 687 18,267 Credit card 4,539 - (14) 60 323 (898) 600 4,610 Personal loans 10,991 - (155) 220 827 (994) 257 11,146 Payroll loans 1,698 - (33) 96 294 (350) (16) 1,689 Vehicles 545 - (17) 28 146 (44) (121) 537 Mortgage loans 274 - (34) - 82 (4) (33) 285 Corporate 9,705 (7) - 14 108 (99) (37) 9,684 Small and medium businesses 5,838 (8) (122) 185 410 (577) (111) 5,615 Foreign loans - Latin America 5,981 (42) (191) 280 612 (391) (268) 5,981 Total 39,571 (57) (566) 883 2,802 (3,357) 271 39,547 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 03/31/2019 Individuals 212,564 (2,290) 6,542 216,816 Credit card 78,255 (898) (122) 77,235 Personal loans 29,543 (994) 2,889 31,438 Payroll loans 46,878 (350) 2,307 48,835 Vehicles 15,920 (44) 694 16,570 Mortgage loans 41,968 (4) 774 42,738 Corporate 102,643 (99) 281 102,825 Small and medium businesses 68,812 (577) 3,739 71,974 Foreign loans - Latin America 152,072 (391) 3,876 155,557 Total 536,091 (3,357) 14,438 547,172 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 60

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 balance at Derecognition (*) Stage 2 Stage 2 Stage 3 (Settlement) 12/31/2018 Stage 3 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Credit card 57,073 (6,361) (471) 3,335 - - 11,651 65,227 Personal loans 12,290 (4,854) (908) 665 - - 6,932 14,125 Payroll loans 42,115 (1,882) (431) 542 - - 3,812 44,156 Vehicles 12,550 (1,442) (104) 322 - - 3,027 14,353 Mortgage loans 37,336 (1,308) (7) 956 - - 2,650 39,627 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Small and medium businesses 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 balance at Derecognition Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Credit card 6,027 (3,335) (2,794) 6,361 60 - 2,170 8,489 Personal loans 3,108 (665) (2,970) 4,854 611 - (511) 4,427 Payroll loans 733 (542) (1,136) 1,882 131 - (44) 1,024 Vehicles 987 (322) (598) 1,442 65 - (552) 1,022 Mortgage loans 2,177 (956) (298) 1,308 151 - (315) 2,067 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Small and medium businesses 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 balance at Derecognition Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Credit card 4,313 - (60) 471 2,794 (3,155) 176 4,539 Personal loans 11,897 - (611) 908 2,970 (3,724) (449) 10,991 Payroll loans 1,868 - (131) 431 1,136 (1,336) (270) 1,698 Vehicles 628 - (65) 104 598 (283) (437) 545 Mortgage loans 283 - (151) 7 298 (22) (141) 274 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Small and medium businesses 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages balance at Derecognition (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Credit card 67,413 (3,155) 13,997 78,255 Personal loans 27,295 (3,724) 5,972 29,543 Payroll loans 44,716 (1,336) 3,498 46,878 Vehicles 14,165 (283) 2,038 15,920 Mortgage loans 39,796 (22) 2,194 41,968 Corporate 107,647 (1,172) (3,832) 102,643 Small and medium businesses 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 61 Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 balance at Derecognition (*) Stage 2 Stage 2 Stage 3 (Settlement) 12/31/2018 Stage 3 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Credit card 57,073 (6,361) (471) 3,335 - - 11,651 65,227 Personal loans 12,290 (4,854) (908) 665 - - 6,932 14,125 Payroll loans 42,115 (1,882) (431) 542 - - 3,812 44,156 Vehicles 12,550 (1,442) (104) 322 - - 3,027 14,353 Mortgage loans 37,336 (1,308) (7) 956 - - 2,650 39,627 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Small and medium businesses 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 balance at Derecognition Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Credit card 6,027 (3,335) (2,794) 6,361 60 - 2,170 8,489 Personal loans 3,108 (665) (2,970) 4,854 611 - (511) 4,427 Payroll loans 733 (542) (1,136) 1,882 131 - (44) 1,024 Vehicles 987 (322) (598) 1,442 65 - (552) 1,022 Mortgage loans 2,177 (956) (298) 1,308 151 - (315) 2,067 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Small and medium businesses 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 balance at Derecognition Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Credit card 4,313 - (60) 471 2,794 (3,155) 176 4,539 Personal loans 11,897 - (611) 908 2,970 (3,724) (449) 10,991 Payroll loans 1,868 - (131) 431 1,136 (1,336) (270) 1,698 Vehicles 628 - (65) 104 598 (283) (437) 545 Mortgage loans 283 - (151) 7 298 (22) (141) 274 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Small and medium businesses 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages balance at Derecognition (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Credit card 67,413 (3,155) 13,997 78,255 Personal loans 27,295 (3,724) 5,972 29,543 Payroll loans 44,716 (1,336) 3,498 46,878 Vehicles 14,165 (283) 2,038 15,920 Mortgage loans 39,796 (22) 2,194 41,968 Corporate 107,647 (1,172) (3,832) 102,643 Small and medium businesses 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 61

c) Expected credit loss Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 2 Stage 3 (Reversal) Stage 3 03/31/2019 Individuals (3,892) 205 65 (59) - - (361) (4,042) Credit card (2,001) 97 7 (38) - - (108) (2,043) Personal loans (963) 77 39 (12) - - (149) (1,008) Payroll loans (777) 15 17 (7) - - (74) (826) Vehicles (141) 15 2 (2) - - (29) (155) Mortgage loans (10) 1 - - - - (1) (10) Corporate (531) 2 - (29) - - 93 (465) Small and medium businesses (1,112) 55 14 (35) (1) - (53) (1,132) Foreign loans - Latin America (1,396) 30 5 (56) (18) - 20 (1,415) Total (6,931) 292 84 (179) (19) - (301) (7,054) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 03/31/2019 Individuals (2,116) 59 697 (205) (37) - (862) (2,464) Credit card (1,086) 38 179 (97) (7) - (323) (1,296) Personal loans (675) 12 325 (77) (21) - (355) (791) Payroll loans (243) 7 162 (15) (3) - (159) (251) Vehicles (94) 2 27 (15) (4) - (23) (107) Mortgage loans (18) - 4 (1) (2) - (2) (19) - Corporate (595) 29 19 (2) - - (31) (580) - Small and medium businesses (557) 35 109 (55) (36) - (61) (565) - Foreign loans - Latin America (1,183) 56 92 (30) (75) - (91) (1,231) Total (4,451) 179 917 (292) (148) - (1,045) (4,840) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 03/31/2019 Individuals (8,417) - 37 (65) (697) 2,290 (1,682) (8,534) Credit card (2,990) - 7 (7) (179) 898 (772) (3,043) Personal loans (3,809) - 21 (39) (325) 994 (711) (3,869) Payroll loans (1,259) - 3 (17) (162) 350 (173) (1,258) Vehicles (288) - 4 (2) (27) 44 (18) (287) Mortgage loans (71) - 2 - (4) 4 (8) (77) Corporate (8,241) - - - (19) 99 368 (7,793) Small and medium businesses (2,863) 1 36 (14) (109) 577 (385) (2,757) Foreign loans - Latin America (2,606) 18 75 (5) (92) 391 (297) (2,516) Total (22,127) 19 148 (84) (917) 3,357 (1,996) (21,600) Closing Net increase / balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 (Reversal) (3) 03/31/2019 Individuals (14,425) 2,290 (2,905) (15,040) Credit card (6,077) 898 (1,203) (6,382) Personal loans (5,447) 994 (1,215) (5,668) Payroll loans (2,279) 350 (406) (2,335) Vehicles (523) 44 (70) (549) Mortgage loans (99) 4 (11) (106) Corporate (9,367) 99 430 (8,838) Small and medium businesses (4,532) 577 (499) (4,454) Foreign loans - Latin America (5,185) 391 (368) (5,162) Total (33,509) 3,357 (3,342) (33,494) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) In the first quarter, there was no change in macroeconomic scenarios used gave rise. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2.670) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 62 c) Expected credit loss Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 2 Stage 3 (Reversal) Stage 3 03/31/2019 Individuals (3,892) 205 65 (59) - - (361) (4,042) Credit card (2,001) 97 7 (38) - - (108) (2,043) Personal loans (963) 77 39 (12) - - (149) (1,008) Payroll loans (777) 15 17 (7) - - (74) (826) Vehicles (141) 15 2 (2) - - (29) (155) Mortgage loans (10) 1 - - - - (1) (10) Corporate (531) 2 - (29) - - 93 (465) Small and medium businesses (1,112) 55 14 (35) (1) - (53) (1,132) Foreign loans - Latin America (1,396) 30 5 (56) (18) - 20 (1,415) Total (6,931) 292 84 (179) (19) - (301) (7,054) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 03/31/2019 Individuals (2,116) 59 697 (205) (37) - (862) (2,464) Credit card (1,086) 38 179 (97) (7) - (323) (1,296) Personal loans (675) 12 325 (77) (21) - (355) (791) Payroll loans (243) 7 162 (15) (3) - (159) (251) Vehicles (94) 2 27 (15) (4) - (23) (107) Mortgage loans (18) - 4 (1) (2) - (2) (19) - Corporate (595) 29 19 (2) - - (31) (580) - Small and medium businesses (557) 35 109 (55) (36) - (61) (565) - Foreign loans - Latin America (1,183) 56 92 (30) (75) - (91) (1,231) Total (4,451) 179 917 (292) (148) - (1,045) (4,840) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 03/31/2019 Individuals (8,417) - 37 (65) (697) 2,290 (1,682) (8,534) Credit card (2,990) - 7 (7) (179) 898 (772) (3,043) Personal loans (3,809) - 21 (39) (325) 994 (711) (3,869) Payroll loans (1,259) - 3 (17) (162) 350 (173) (1,258) Vehicles (288) - 4 (2) (27) 44 (18) (287) Mortgage loans (71) - 2 - (4) 4 (8) (77) Corporate (8,241) - - - (19) 99 368 (7,793) Small and medium businesses (2,863) 1 36 (14) (109) 577 (385) (2,757) Foreign loans - Latin America (2,606) 18 75 (5) (92) 391 (297) (2,516) Total (22,127) 19 148 (84) (917) 3,357 (1,996) (21,600) Closing Net increase / balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 (Reversal) (3) 03/31/2019 Individuals (14,425) 2,290 (2,905) (15,040) Credit card (6,077) 898 (1,203) (6,382) Personal loans (5,447) 994 (1,215) (5,668) Payroll loans (2,279) 350 (406) (2,335) Vehicles (523) 44 (70) (549) Mortgage loans (99) 4 (11) (106) Corporate (9,367) 99 430 (8,838) Small and medium businesses (4,532) 577 (499) (4,454) Foreign loans - Latin America (5,185) 391 (368) (5,162) Total (33,509) 3,357 (3,342) (33,494) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) In the first quarter, there was no change in macroeconomic scenarios used gave rise. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2.670) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 62

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Credit card (2,135) 303 70 (246) - - 7 (2,001) Personal loans (759) 250 153 (39) - - (568) (963) Payroll loans (805) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (1 2) 2 - (8) - - 8 (10) Corporate (451) 7 1 (259) (85) - 256 (531) Small and medium businesses (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (567) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (2 62) 79 628 (98) (13) - (577) (243) Vehicles (1 08) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3 ,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3 ,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1 ,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (3 16) - 16 (8) (113) 283 (150) (288) Mortgage loans (70) - 9 - (14) 22 (18) (71) Corporate (9 ,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2 ,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition 12/31/2018 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 63 Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Credit card (2,135) 303 70 (246) - - 7 (2,001) Personal loans (759) 250 153 (39) - - (568) (963) Payroll loans (805) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (1 2) 2 - (8) - - 8 (10) Corporate (451) 7 1 (259) (85) - 256 (531) Small and medium businesses (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (567) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (2 62) 79 628 (98) (13) - (577) (243) Vehicles (1 08) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3 ,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3 ,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1 ,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (3 16) - 16 (8) (113) 283 (150) (288) Mortgage loans (70) - 9 - (14) 22 (18) (71) Corporate (9 ,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2 ,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition 12/31/2018 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 63

0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 03/31/2019 Payments Future financial Present receivable income value Current 1,447 (257) 1,190 Up to 1 year 1,447 (257) 1,190 Non-current 8,832 (2,307) 6,525 From 1 to 2 years 1,159 (396) 763 859 From 2 to 3 years (254) 605 From 3 to 4 years 708 (203) 505 From 4 to 5 years 834 (189) 645 Over 5 years 5,272 (1,265) 4,007 Total 10,279 (2,564) 7,715 Financial lease revenues are composed of: 01/01 a 03/31/2019 Financial Income 141 Variable payments 9 Total 150 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 03/31/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,824 1,817 1,818 1,808 1,941 1,925 1,939 1,920 Working capital 1,948 1,948 1,915 1,915 2,140 2,140 2,128 2,128 Other - - 4 4 - - 4 4 Total 3,772 3,765 3,737 3,727 4,081 4,065 4,071 4,052 (*) Under Interbank Market Debt. From January 1 to March 31, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to March 31, 2018 was R$ 4, net of Provision for Expected Loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 64 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 03/31/2019 Payments Future financial Present receivable income value Current 1,447 (257) 1,190 Up to 1 year 1,447 (257) 1,190 Non-current 8,832 (2,307) 6,525 From 1 to 2 years 1,159 (396) 763 859 From 2 to 3 years (254) 605 From 3 to 4 years 708 (203) 505 From 4 to 5 years 834 (189) 645 Over 5 years 5,272 (1,265) 4,007 Total 10,279 (2,564) 7,715 Financial lease revenues are composed of: 01/01 a 03/31/2019 Financial Income 141 Variable payments 9 Total 150 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 03/31/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,824 1,817 1,818 1,808 1,941 1,925 1,939 1,920 Working capital 1,948 1,948 1,915 1,915 2,140 2,140 2,128 2,128 Other - - 4 4 - - 4 4 Total 3,772 3,765 3,737 3,727 4,081 4,065 4,071 4,052 (*) Under Interbank Market Debt. From January 1 to March 31, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to March 31, 2018 was R$ 4, net of Provision for Expected Loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 64

Note 11 - Investments in associates and joint ventures a) The following table presents investments of ITAÚ UNIBANCO HOLDING, individually immaterial: 03/31/2019 Equity in Other comprehensive Total comprehensive Investment earnings income results (a) Associates 11,857 276 (1) 275 (b) Joint ventures 211 (47) - (47) Total 12,068 229 (1) 228 12/31/2018 03/31/2018 Equity in Other comprehensive Total comprehensive Investment earnings income results (a) Associates 11,802 157 1 158 (b) Joint ventures 217 (30) - (30) Total 12,019 127 1 128 (a) At 03/31/2019, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 03/31/2019, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companies' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 65 Note 11 - Investments in associates and joint ventures a) The following table presents investments of ITAÚ UNIBANCO HOLDING, individually immaterial: 03/31/2019 Equity in Other comprehensive Total comprehensive Investment earnings income results (a) Associates 11,857 276 (1) 275 (b) Joint ventures 211 (47) - (47) Total 12,068 229 (1) 228 12/31/2018 03/31/2018 Equity in Other comprehensive Total comprehensive Investment earnings income results (a) Associates 11,802 157 1 158 (b) Joint ventures 217 (30) - (30) Total 12,019 127 1 128 (a) At 03/31/2019, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 03/31/2019, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companies' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 65

Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2019, total cash outflow with lease amounted to R$ 304. Lease agreements in the amount of R$ 18 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 03/31/2019 Current 302 Up to 1 year 302 Non-current 4,659 From 1 to 5 years 2,157 Over 5 years 2,502 Total future minimum payments 4,961 Lease amounts recognized in the Consolidated Statement of Income: 01/01 a 03/31/2019 Sublease revenue 4 Depreciation expenses (264) Interest expenses (94) Lease expense for low value assets (18) Variable expenses not include in lease liabilities (20) Total (392) In the period from January 1 to March 31, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 66 Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2019, total cash outflow with lease amounted to R$ 304. Lease agreements in the amount of R$ 18 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 03/31/2019 Current 302 Up to 1 year 302 Non-current 4,659 From 1 to 5 years 2,157 Over 5 years 2,502 Total future minimum payments 4,961 Lease amounts recognized in the Consolidated Statement of Income: 01/01 a 03/31/2019 Sublease revenue 4 Depreciation expenses (264) Interest expenses (94) Lease expense for low value assets (18) Variable expenses not include in lease liabilities (20) Total (392) In the period from January 1 to March 31, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 66

Note 13 - Fixed assets Real estate in use Other fixed assets Fixed assets Other (1) Fixed Assets under Furniture and (communication, Total (2) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 99 4 - 2 4 14 205 17 345 Disposal - (2) (6) - - (1) (52) - (61) Exchange variation (1) - 3 8 (3) (4) (3) - - Transfers (52) - 6 39 7 - - - - (3) Other - 8 (90) 3 (271) 7 (21) - (364) Balance at 03/31/2019 602 1,094 3,024 2,539 1,725 1,225 9,457 1,270 20,936 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Accumulated depreciation - - (19) (41) (37) (23) (233) (31) (384) Disposal - - 3 - - - 40 - 43 Exchange variation - - (1) 4 3 3 (2) (1) 6 (3) Other - - 72 (4) 262 (3) 69 1 397 Balance at 03/31/2019 - - (1,874) (1,711) (1,062) (857) (7,254) (894) (13,652) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - (5) - - - - (5) Reversals - - - - - - - - - Balance at 03/31/2019 - - - (5) - - - - (5) Book value Balance at 03/31/2019 602 1,094 1,150 823 663 368 2,203 376 7,279 (1) The contractual commitments for purchase of the fixed assets totaled R$ 14 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 67 Note 13 - Fixed assets Real estate in use Other fixed assets Fixed assets Other (1) Fixed Assets under Furniture and (communication, Total (2) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 99 4 - 2 4 14 205 17 345 Disposal - (2) (6) - - (1) (52) - (61) Exchange variation (1) - 3 8 (3) (4) (3) - - Transfers (52) - 6 39 7 - - - - (3) Other - 8 (90) 3 (271) 7 (21) - (364) Balance at 03/31/2019 602 1,094 3,024 2,539 1,725 1,225 9,457 1,270 20,936 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Accumulated depreciation - - (19) (41) (37) (23) (233) (31) (384) Disposal - - 3 - - - 40 - 43 Exchange variation - - (1) 4 3 3 (2) (1) 6 (3) Other - - 72 (4) 262 (3) 69 1 397 Balance at 03/31/2019 - - (1,874) (1,711) (1,062) (857) (7,254) (894) (13,652) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - (5) - - - - (5) Reversals - - - - - - - - - Balance at 03/31/2019 - - - (5) - - - - (5) Book value Balance at 03/31/2019 602 1,094 1,150 823 663 368 2,203 376 7,279 (1) The contractual commitments for purchase of the fixed assets totaled R$ 14 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 67

(2) (2) Real estate in use Other fixed assets Fixed assets Other (1) Fixed assets under Total Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Accumulated depreciation - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 68 (2) (2) Real estate in use Other fixed assets Fixed assets Other (1) Fixed assets under Total Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Accumulated depreciation - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 68

Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - 1 240 189 175 605 Terminated agreements/ derecognition (26) (4) (55) - (25) (110) Exchange variation 173 26 46 - 10 255 (4) Other - 15 - - (12) 3 Balance at 03/31/2019 11,611 2,567 5,478 4,718 2,508 26,882 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (55) (162) (169) (74) (460) Terminated agreements/ derecognition 26 4 - - 25 55 Exchange variation - (15) (18) - (5) (38) (4) Other - - (45) - - (45) Balance at 03/31/2019 - (933) (2,726) (1,992) (1,069) (6,720) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Exchange variation - - 55 - - 55 Balance at 03/31/2019 - - (170) (343) - (513) Book value Balance at 03/31/2019 11,611 1,634 2,582 2,383 1,439 19,649 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 546 achievable by 2020; (2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (122) (R$ (107) from 01/01 to 03/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 69 Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - 1 240 189 175 605 Terminated agreements/ derecognition (26) (4) (55) - (25) (110) Exchange variation 173 26 46 - 10 255 (4) Other - 15 - - (12) 3 Balance at 03/31/2019 11,611 2,567 5,478 4,718 2,508 26,882 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (55) (162) (169) (74) (460) Terminated agreements/ derecognition 26 4 - - 25 55 Exchange variation - (15) (18) - (5) (38) (4) Other - - (45) - - (45) Balance at 03/31/2019 - (933) (2,726) (1,992) (1,069) (6,720) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Exchange variation - - 55 - - 55 Balance at 03/31/2019 - - (170) (343) - (513) Book value Balance at 03/31/2019 11,611 1,634 2,582 2,383 1,439 19,649 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 546 achievable by 2020; (2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (122) (R$ (107) from 01/01 to 03/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 69

(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Terminated agreements / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Terminated agreements / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 70 (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Terminated agreements / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Terminated agreements / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 70

Note 15 - Deposits 03/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 234,422 152,305 386,727 235,248 155,592 390,840 Time deposits 96,019 152,030 248,049 95,914 155,386 251,300 Interbank 1,790 275 2,065 2,469 206 2,675 Savings accounts 136,613 - 136,613 136,865 - 136,865 Non-interest bearing deposits 74,760 - 74,760 72,584 - 72,584 Demand deposits 74,757 - 74,757 72,581 - 72,581 Others Deposits 3 - 3 3 - 3 Total 309,182 152,305 461,487 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 03/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 24 4 28 31 9 40 Debt securities 17 139 156 6 146 152 Total 41 143 184 37 155 192 The effect of credit risk of these instruments is not significant at 03/31/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 71 Note 15 - Deposits 03/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 234,422 152,305 386,727 235,248 155,592 390,840 Time deposits 96,019 152,030 248,049 95,914 155,386 251,300 Interbank 1,790 275 2,065 2,469 206 2,675 Savings accounts 136,613 - 136,613 136,865 - 136,865 Non-interest bearing deposits 74,760 - 74,760 72,584 - 72,584 Demand deposits 74,757 - 74,757 72,581 - 72,581 Others Deposits 3 - 3 3 - 3 Total 309,182 152,305 461,487 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 03/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 24 4 28 31 9 40 Debt securities 17 139 156 6 146 152 Total 41 143 184 37 155 192 The effect of credit risk of these instruments is not significant at 03/31/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 71

Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 70,016 5,414 75,430 71,231 6,420 77,651 Government securities 93.5% of CDI to 6.4% 50,728 - 50,728 46,676 4 46,680 Corporate securities 40% of CDI to 92% of CDI 8,355 - 8,355 9,051 - 9,051 Own issue 40% of CDI to 16.9% 10,289 5,047 15,336 15,156 6,261 21,417 Foreign 0.4% to 6.3% 644 367 1,011 348 155 503 Assets received as collateral 5.9% to 6.4% 170,317 - 170,317 172,953 - 172,953 Right to sell or repledge the collateral 96.5% of CDI to 10% 13,134 54,927 68,061 27,337 52,296 79,633 Total 253,467 60,341 313,808 271,521 58,716 330,237 b) Interbank market debt 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 99% of CDI to 17.31% 14,400 23,839 38,239 9,139 28,789 37,928 Real state credit bills 4.85% to IGPM + 4.70% 10,679 1,235 11,914 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15.77% 9,230 9,145 18,375 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI - 1,245 1,245 - 1,227 1,227 Import and export financing LIBOR 6M + 0.40% to 9.60% 46,013 7,920 53,933 42,685 7,365 50,050 On-lending - domestic 0.50% to 18.92% 5,308 10,547 15,855 5,301 12,605 17,906 Total 85,630 53,931 139,561 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market debt 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 149 52,432 52,581 343 48,970 49,313 Foreign borrowing through securities EURIBOR 6M to 30.13% 6,250 38,603 44,853 6,232 35,631 41,863 (2) Structured Operations Certificates 3.56% to 15.82% 1,514 715 2,229 1,949 849 2,798 Total 7,913 91,750 99,663 8,524 85,450 93,974 (1) At 03/31/2019, the amount of R$ 35,372 (R$ 32,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) At 03/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 2,311 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 72 Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 70,016 5,414 75,430 71,231 6,420 77,651 Government securities 93.5% of CDI to 6.4% 50,728 - 50,728 46,676 4 46,680 Corporate securities 40% of CDI to 92% of CDI 8,355 - 8,355 9,051 - 9,051 Own issue 40% of CDI to 16.9% 10,289 5,047 15,336 15,156 6,261 21,417 Foreign 0.4% to 6.3% 644 367 1,011 348 155 503 Assets received as collateral 5.9% to 6.4% 170,317 - 170,317 172,953 - 172,953 Right to sell or repledge the collateral 96.5% of CDI to 10% 13,134 54,927 68,061 27,337 52,296 79,633 Total 253,467 60,341 313,808 271,521 58,716 330,237 b) Interbank market debt 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 99% of CDI to 17.31% 14,400 23,839 38,239 9,139 28,789 37,928 Real state credit bills 4.85% to IGPM + 4.70% 10,679 1,235 11,914 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15.77% 9,230 9,145 18,375 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI - 1,245 1,245 - 1,227 1,227 Import and export financing LIBOR 6M + 0.40% to 9.60% 46,013 7,920 53,933 42,685 7,365 50,050 On-lending - domestic 0.50% to 18.92% 5,308 10,547 15,855 5,301 12,605 17,906 Total 85,630 53,931 139,561 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market debt 03/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 149 52,432 52,581 343 48,970 49,313 Foreign borrowing through securities EURIBOR 6M to 30.13% 6,250 38,603 44,853 6,232 35,631 41,863 (2) Structured Operations Certificates 3.56% to 15.82% 1,514 715 2,229 1,949 849 2,798 Total 7,913 91,750 99,663 8,524 85,450 93,974 (1) At 03/31/2019, the amount of R$ 35,372 (R$ 32,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) At 03/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 2,311 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 72

Note 18 - Other assets and liabilities a) Other assets 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 63,379 12,954 76,333 62,390 12,700 75,090 Receivables from credit card issuers 36,955 - 36,955 36,491 - 36,491 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,504 12,193 13,697 1,455 12,079 13,534 Negotiation and intermediation of securities 15,587 276 15,863 15,400 255 15,655 Income receivable 3,427 11 3,438 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,149 4 3,153 3,021 4 3,025 Insurance and reinsurance operations 775 469 1,244 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,015 - 1,015 999 - 999 Deposits in guarantee for foreign borrowing program 967 1 968 970 1 971 Non-financial 14,423 1,225 15,648 7,969 1,313 9,282 Sundry foreign 1,821 10 1,831 995 9 1,004 Prepaid expenses 3,005 479 3,484 2,642 546 3,188 Sundry domestic 2,434 16 2,450 1,579 27 1,606 Plan assets post-employment benefits (Note 26e) - 720 720 - 731 731 Lease right-of-use 4,783 - 4,783 - - - Other 2,380 - 2,380 2,753 - 2,753 b) Other liabilities 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 99,477 1,761 101,238 95,639 1,790 97,429 Credit card operations 77,480 - 77,480 78,803 - 78,803 Negotiation and intermediation of securities 9,108 170 9,278 9,167 172 9,339 Foreign exchange portfolio 700 - 700 634 - 634 Finance leases (Note 12a) 4,961 - 4,961 - - - Other 7,228 1,591 8,819 7,035 1,618 8,653 Non-financial 30,210 1,056 31,266 24,931 1,079 26,010 Funds in transit 11,585 17 11,602 10,015 27 10,042 Collection and payment of taxes and contributions 5,448 - 5,448 476 - 476 Social and statutory 2,863 36 2,899 4,085 23 4,108 Deferred income 2,566 - 2,566 2,530 - 2,530 Sundry creditors - domestic 2,423 144 2,567 2,310 188 2,498 Personnel provision 1,716 64 1,780 1,606 63 1,669 Provision for sundry payments 1,390 86 1,476 1,670 81 1,751 Liabilities for official agreements and rendering of payment services 1,128 - 1,128 1,155 - 1,155 Provision for retirement plan benefits (Note 26e) - 709 709 - 697 697 Other 1,091 - 1,091 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 73 Note 18 - Other assets and liabilities a) Other assets 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 63,379 12,954 76,333 62,390 12,700 75,090 Receivables from credit card issuers 36,955 - 36,955 36,491 - 36,491 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,504 12,193 13,697 1,455 12,079 13,534 Negotiation and intermediation of securities 15,587 276 15,863 15,400 255 15,655 Income receivable 3,427 11 3,438 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,149 4 3,153 3,021 4 3,025 Insurance and reinsurance operations 775 469 1,244 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,015 - 1,015 999 - 999 Deposits in guarantee for foreign borrowing program 967 1 968 970 1 971 Non-financial 14,423 1,225 15,648 7,969 1,313 9,282 Sundry foreign 1,821 10 1,831 995 9 1,004 Prepaid expenses 3,005 479 3,484 2,642 546 3,188 Sundry domestic 2,434 16 2,450 1,579 27 1,606 Plan assets post-employment benefits (Note 26e) - 720 720 - 731 731 Lease right-of-use 4,783 - 4,783 - - - Other 2,380 - 2,380 2,753 - 2,753 b) Other liabilities 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 99,477 1,761 101,238 95,639 1,790 97,429 Credit card operations 77,480 - 77,480 78,803 - 78,803 Negotiation and intermediation of securities 9,108 170 9,278 9,167 172 9,339 Foreign exchange portfolio 700 - 700 634 - 634 Finance leases (Note 12a) 4,961 - 4,961 - - - Other 7,228 1,591 8,819 7,035 1,618 8,653 Non-financial 30,210 1,056 31,266 24,931 1,079 26,010 Funds in transit 11,585 17 11,602 10,015 27 10,042 Collection and payment of taxes and contributions 5,448 - 5,448 476 - 476 Social and statutory 2,863 36 2,899 4,085 23 4,108 Deferred income 2,566 - 2,566 2,530 - 2,530 Sundry creditors - domestic 2,423 144 2,567 2,310 188 2,498 Personnel provision 1,716 64 1,780 1,606 63 1,669 Provision for sundry payments 1,390 86 1,476 1,670 81 1,751 Liabilities for official agreements and rendering of payment services 1,128 - 1,128 1,155 - 1,155 Provision for retirement plan benefits (Note 26e) - 709 709 - 697 697 Other 1,091 - 1,091 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 73

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 03/31/2019 4 ,928,028,078 1 ,674,329,712 6,602,357,790 6 5,422 Residents abroad at 03/31/2019 3 0,262,281 3 ,171,515,277 3 ,201,777,558 3 1,726 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result of delivery of treasury shares - (22,309,749) (22,309,749) 486 (1) Treasury shares at 03/31/2019 - 6 1,304,677 6 1,304,677 (1,334) Outstanding shares at 03/31/2019 4 ,958,290,359 4 ,784,540,312 9 ,742,830,671 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2 ,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 1 4,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 74 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 03/31/2019 4 ,928,028,078 1 ,674,329,712 6,602,357,790 6 5,422 Residents abroad at 03/31/2019 3 0,262,281 3 ,171,515,277 3 ,201,777,558 3 1,726 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result of delivery of treasury shares - (22,309,749) (22,309,749) 486 (1) Treasury shares at 03/31/2019 - 6 1,304,677 6 1,304,677 (1,334) Outstanding shares at 03/31/2019 4 ,958,290,359 4 ,784,540,312 9 ,742,830,671 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2 ,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 1 4,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 74

In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 03/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2019 29.85 34.43 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 75 In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 03/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2019 29.85 34.43 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 75

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 03/31/2019 03/31/2018 Statutory net income 6,500 5,539 Adjustments: (-) Legal reserve - 5% (325) (277) Dividend calculation basis 6,175 5,262 Mandatory minimum dividend - 25% 1,544 1,316 Dividends and Interest on Capital Paid / Provided for / Identified 2,407 2,247 ll - Stockholders' compensation 03/31/2019 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2019 0.0150 292 - 292 Provided for (Recorded in Other Liabilities) 1,252 - 1 ,252 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 146 - 146 Dividends provision 0.1136 1 ,106 - 1,106 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 863 - 863 Total from 01/01 to 03/31/2019 2 ,407 - 2 ,407 03/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2018 0.0150 194 - 194 Dividends - 11 monthly installments from February to December 2018 0.0150 194 - 194 Provided for (Recorded in Other Liabilities) 1 ,225 (103) 1 ,122 Dividends - 1 monthly installment paid on 04/02/2018 0.0150 97 - 97 Dividends provision 0.0679 441 - 441 Interest on capital 0.1059 687 (1 03) 584 Identified in Revenue Reserve In Stockholders’ Equity 0.1435 931 - 931 Total from 01/01 to 03/31/2018 2,350 (1 03) 2,247 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 76 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 03/31/2019 03/31/2018 Statutory net income 6,500 5,539 Adjustments: (-) Legal reserve - 5% (325) (277) Dividend calculation basis 6,175 5,262 Mandatory minimum dividend - 25% 1,544 1,316 Dividends and Interest on Capital Paid / Provided for / Identified 2,407 2,247 ll - Stockholders' compensation 03/31/2019 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2019 0.0150 292 - 292 Provided for (Recorded in Other Liabilities) 1,252 - 1 ,252 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 146 - 146 Dividends provision 0.1136 1 ,106 - 1,106 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 863 - 863 Total from 01/01 to 03/31/2019 2 ,407 - 2 ,407 03/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2018 0.0150 194 - 194 Dividends - 11 monthly installments from February to December 2018 0.0150 194 - 194 Provided for (Recorded in Other Liabilities) 1 ,225 (103) 1 ,122 Dividends - 1 monthly installment paid on 04/02/2018 0.0150 97 - 97 Dividends provision 0.0679 441 - 441 Interest on capital 0.1059 687 (1 03) 584 Identified in Revenue Reserve In Stockholders’ Equity 0.1435 931 - 931 Total from 01/01 to 03/31/2018 2,350 (1 03) 2,247 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 76

c) Capital reserves and revenue reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 03/31/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 1 1 Reserves from tax incentives, restatement of equity securities and other Revenue reserves 665 13,195 (1) Legal 10,314 9,989 (2) 1,868 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) - 17,498 Special revenue reserves Total reserves at parent company 950 13,480 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 03/31/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2019 12/31/2018 03/31/2019 03/31/2018 Itaú CorpBanca (Note 3) 11,812 11,645 94 79 Itaú CorpBanca Colômbia S.A. (Note 3) 1,329 1,268 28 37 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 375 364 23 23 Luizacred S.A. Soc. Cred. Financiamento Investimento 288 288 (1) 19 Other 101 119 12 10 Total 13,905 13,684 156 168 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 77 c) Capital reserves and revenue reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 03/31/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 1 1 Reserves from tax incentives, restatement of equity securities and other Revenue reserves 665 13,195 (1) Legal 10,314 9,989 (2) 1,868 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) - 17,498 Special revenue reserves Total reserves at parent company 950 13,480 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 03/31/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2019 12/31/2018 03/31/2019 03/31/2018 Itaú CorpBanca (Note 3) 11,812 11,645 94 79 Itaú CorpBanca Colômbia S.A. (Note 3) 1,329 1,268 28 37 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 375 364 23 23 Luizacred S.A. Soc. Cred. Financiamento Investimento 288 288 (1) 19 Other 101 119 12 10 Total 13,905 13,684 156 168 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 77

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2019 03/31/2018 Partner Plan (96) (35) Variable compensation plan (111) (117) Total (207) (152) l – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the shares as consideration is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 48,871,182 51,074,441 New granted 7,966,558 9,709,293 Exercised (15,480,748) (10,441,872) Cancelled (55,111) (346,239) Closing balance 41,301,881 49,995,623 Weighted average of remaining contractual life (years) 2.36 2.89 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 78 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2019 03/31/2018 Partner Plan (96) (35) Variable compensation plan (111) (117) Total (207) (152) l – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the shares as consideration is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 48,871,182 51,074,441 New granted 7,966,558 9,709,293 Exercised (15,480,748) (10,441,872) Cancelled (55,111) (346,239) Closing balance 41,301,881 49,995,623 Weighted average of remaining contractual life (years) 2.36 2.89 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 78

II- Variable compensation  In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 8,260,102 8,716,022 Delivered (13,934,827) (16,151,886) Cancelled (11,999) (106,055) Closing balance 19,329,421 23,688,054 Market value weighted average (R$) 37.66 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 03/31/2019 01/01 to 03/31/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period Opções exercíveis no final do período 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 2 9.51 - - Exercised (518,953) 21.84 (13,715,037) 25.88 Closing balance 2 ,555,056 22.30 10,799,322 24.89 Options exercisable at the end of the period 2 ,555,056 22.30 10,799,322 24.89 Range of exercise prices 22.30 14,47 - 27,55 Weighted average of the remaining contractual life (in years) 0.75 1.14 Market value weighted average (R$) 37.55 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 79 II- Variable compensation In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 8,260,102 8,716,022 Delivered (13,934,827) (16,151,886) Cancelled (11,999) (106,055) Closing balance 19,329,421 23,688,054 Market value weighted average (R$) 37.66 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 03/31/2019 01/01 to 03/31/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period Opções exercíveis no final do período 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 2 9.51 - - Exercised (518,953) 21.84 (13,715,037) 25.88 Closing balance 2 ,555,056 22.30 10,799,322 24.89 Options exercisable at the end of the period 2 ,555,056 22.30 10,799,322 24.89 Range of exercise prices 22.30 14,47 - 27,55 Weighted average of the remaining contractual life (in years) 0.75 1.14 Market value weighted average (R$) 37.55 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 79

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 03/31/2019 03/31/2018 Central Bank compulsory deposits 1,260 1,355 Interbank deposits 172 298 Securities purchased under agreements to resell 4,502 4,118 Financial assets at fair value through other comprehensive income 2,386 2,048 Financial assets at amortized cost 698 501 Loan and lease operations 18,943 17,758 Other financial assets 231 329 Total 28,192 26,407 b) Interest and similar expense 01/01 to 01/01 to 03/31/2019 03/31/2018 Deposits (4,464) (3,279) Securities sold under repurchase agreements (5,659) (5,577) Interbank market debt (3,111) (2,365) Institutional market debt (1,547) (1,580) Financial expense from technical reserves for insurance and private pension plans (3,912) (3,613) Other (31) (17) Total (18,724) (16,431) c) Adjustments to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 03/31/2019 03/31/2018 Financial assets at fair value through profit or loss 1,034 659 (*) 619 432 Derivatives Financial assets designated at fair value through profit or loss (24) 45 Financial assets at fair value through other comprehensive income (41) 95 Financial liabilities designated at fair value (5) (30) Total 1,583 1,201 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2019, ITAÚ UNIBANCO HOLDING recognized of loss of R$ (14) for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 03/31/2019 03/31/2018 Cur Feersen frt a om c c cou red nt it and debit card services 3,814 3,702 Current account services 2,481 2,474 Asset management fees 1,317 1,160 Fees for guarantees issued and credit lines 412 443 Collection commissions 369 357 Brokerage commission 153 158 Other 593 603 Total 9,139 8,897 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 80 Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 03/31/2019 03/31/2018 Central Bank compulsory deposits 1,260 1,355 Interbank deposits 172 298 Securities purchased under agreements to resell 4,502 4,118 Financial assets at fair value through other comprehensive income 2,386 2,048 Financial assets at amortized cost 698 501 Loan and lease operations 18,943 17,758 Other financial assets 231 329 Total 28,192 26,407 b) Interest and similar expense 01/01 to 01/01 to 03/31/2019 03/31/2018 Deposits (4,464) (3,279) Securities sold under repurchase agreements (5,659) (5,577) Interbank market debt (3,111) (2,365) Institutional market debt (1,547) (1,580) Financial expense from technical reserves for insurance and private pension plans (3,912) (3,613) Other (31) (17) Total (18,724) (16,431) c) Adjustments to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 03/31/2019 03/31/2018 Financial assets at fair value through profit or loss 1,034 659 (*) 619 432 Derivatives Financial assets designated at fair value through profit or loss (24) 45 Financial assets at fair value through other comprehensive income (41) 95 Financial liabilities designated at fair value (5) (30) Total 1,583 1,201 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2019, ITAÚ UNIBANCO HOLDING recognized of loss of R$ (14) for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 03/31/2019 03/31/2018 Cur Feersen frt a om c c cou red nt it and debit card services 3,814 3,702 Current account services 2,481 2,474 Asset management fees 1,317 1,160 Fees for guarantees issued and credit lines 412 443 Collection commissions 369 357 Brokerage commission 153 158 Other 593 603 Total 9,139 8,897 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 80

Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Personnel expenses (6,093) (5,827) Compensation (2,484) (2,434) Employee profit sharing (1,142) (1,044) Welfare benefits (940) (864) Provision for labor claims and Dismissals (556) (579) Payroll taxes (806) (798) Stock option plan (Note 20) (96) (35) Training (48) (47) Other (21) (26) Administrative expenses (3,816) (3,934) Third party services (1,042) (995) Data processing and telecommunications (1,070) (1,008) Installations (476) (789) Advertising, promotions and publications (283) (249) Financial services (202) (192) Security (193) (190) Transportation (88) (84) Materials (86) (89) Travel (51) (46) Other (325) (292) Depreciation and Amortization (1,133) (802) Other expenses (2,440) (2,241) (1,253) (981) Selling - credit cards Claims (215) (148) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (184) (93) (13) (15) Provision for civil lawsuits (Note 29) (128) (153) Provision for tax and social security lawsuits Refund of interbank costs (65) (64) - (167) Impairment - intangible asset (582) (620) Other Total (13,482) (12,804) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 81 Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Personnel expenses (6,093) (5,827) Compensation (2,484) (2,434) Employee profit sharing (1,142) (1,044) Welfare benefits (940) (864) Provision for labor claims and Dismissals (556) (579) Payroll taxes (806) (798) Stock option plan (Note 20) (96) (35) Training (48) (47) Other (21) (26) Administrative expenses (3,816) (3,934) Third party services (1,042) (995) Data processing and telecommunications (1,070) (1,008) Installations (476) (789) Advertising, promotions and publications (283) (249) Financial services (202) (192) Security (193) (190) Transportation (88) (84) Materials (86) (89) Travel (51) (46) Other (325) (292) Depreciation and Amortization (1,133) (802) Other expenses (2,440) (2,241) (1,253) (981) Selling - credit cards Claims (215) (148) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (184) (93) (13) (15) Provision for civil lawsuits (Note 29) (128) (153) Provision for tax and social security lawsuits Refund of interbank costs (65) (64) - (167) Impairment - intangible asset (582) (620) Other Total (13,482) (12,804) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 81

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution (*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%. a) Expenses for taxes and contributions Demonstration of income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2019 03/31/2018 Income before income tax and social contribution 9,538 9,563 Charges (income tax and social contribution) at the rates in effect (3,815) (4,303) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 59 57 Foreign exchange variation on investiments abroad (72) 136 Interest on capital 862 932 Corporate reorganizations (Note 2.4 a IV) - 157 Dividends and interest on external debt bonds 87 68 (*) 1,210 1,374 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (1,669) (1,579) Related to temporary differences Increase (reversal) for the period (972) (1,661) Increase (reversal) of prior periods 6 234 (Expenses) / Income related to deferred taxes (966) (1,427) Total income tax and social contribution expenses (2,635) (3,006) (*) Includes temporary (additions) and exclusions. The effective IRPJ and CSLL rate in 2018 was 34.1%. This rate is calculated based on the managerial analysis of operations, with the adoption of criteria that affect the breakdown between the income lines and they do not affect net income. Among the managerial adjustments, which are reclassified to the financial margin, we point out the tax effects of hedging investments abroad, which are originally recorded in the tax expenses (PIS and COFINS) and Corporate Income Tax and Social Contribution on Net Income (IRPJ and CSLL) lines. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 82 Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution (*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%. a) Expenses for taxes and contributions Demonstration of income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2019 03/31/2018 Income before income tax and social contribution 9,538 9,563 Charges (income tax and social contribution) at the rates in effect (3,815) (4,303) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 59 57 Foreign exchange variation on investiments abroad (72) 136 Interest on capital 862 932 Corporate reorganizations (Note 2.4 a IV) - 157 Dividends and interest on external debt bonds 87 68 (*) 1,210 1,374 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (1,669) (1,579) Related to temporary differences Increase (reversal) for the period (972) (1,661) Increase (reversal) of prior periods 6 234 (Expenses) / Income related to deferred taxes (966) (1,427) Total income tax and social contribution expenses (2,635) (3,006) (*) Includes temporary (additions) and exclusions. The effective IRPJ and CSLL rate in 2018 was 34.1%. This rate is calculated based on the managerial analysis of operations, with the adoption of criteria that affect the breakdown between the income lines and they do not affect net income. Among the managerial adjustments, which are reclassified to the financial margin, we point out the tax effects of hedging investments abroad, which are originally recorded in the tax expenses (PIS and COFINS) and Corporate Income Tax and Social Contribution on Net Income (IRPJ and CSLL) lines. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 82

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 03/31/2019 Reversal Reflected in income 37,252 (6,102) 5,273 36,423 Provision for expected loss 18,563 (2,247) 1,172 17,488 Related to tax losses and social contribution loss carryforwards 4,391 (4) 914 5,301 Provision for profit sharing 1,844 (1,844) 833 833 1,729 (179) 217 1,767 Provision for devaluation of securities with permanent impairment Provision 4,464 (348) 382 4,498 Civil lawsuits 1,586 (125) - 1,461 Labor claims 2,037 (178) 283 2,142 Tax and social security 841 (45) 99 895 Goodwill on purchase of investments 60 (64) 33 29 Legal liabilities 676 (52) 10 634 Adjustments of operations carried out on the futures settlement market 98 (98) 118 118 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 580 580 or Loss Provision related to health insurance operations 343 - 2 345 4,453 (635) 1,012 4,830 Other Reflected in stockholders’ equity 1,888 (135) 127 1,880 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (54) 125 454 Comprehensive Income Cash flow hedge 1,149 (80) 2 1,071 Other 356 (1) - 355 (1)(2) Total 39,140 (6,237) 5,400 38,303 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Related to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provision 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision related to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 83 b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 03/31/2019 Reversal Reflected in income 37,252 (6,102) 5,273 36,423 Provision for expected loss 18,563 (2,247) 1,172 17,488 Related to tax losses and social contribution loss carryforwards 4,391 (4) 914 5,301 Provision for profit sharing 1,844 (1,844) 833 833 1,729 (179) 217 1,767 Provision for devaluation of securities with permanent impairment Provision 4,464 (348) 382 4,498 Civil lawsuits 1,586 (125) - 1,461 Labor claims 2,037 (178) 283 2,142 Tax and social security 841 (45) 99 895 Goodwill on purchase of investments 60 (64) 33 29 Legal liabilities 676 (52) 10 634 Adjustments of operations carried out on the futures settlement market 98 (98) 118 118 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 580 580 or Loss Provision related to health insurance operations 343 - 2 345 4,453 (635) 1,012 4,830 Other Reflected in stockholders’ equity 1,888 (135) 127 1,880 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (54) 125 454 Comprehensive Income Cash flow hedge 1,149 (80) 2 1,071 Other 356 (1) - 355 (1)(2) Total 39,140 (6,237) 5,400 38,303 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Related to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provision 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision related to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 83

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 03/31/2019 reversal Reflected in income 6,144 (2,780) 2,917 6,281 Depreciation in excess – finance lease 346 (19) - 327 Adjustment of escrow deposits and provisions 1,348 - 9 1,357 Post-employment benefits 287 (11) 3 279 Adjustments of operations carried out on the futures settlement market 923 (923) 1,154 1,154 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 1,682 1,682 Loss Taxation of results abroad – capital gains 659 - 19 678 Other 791 (37) 50 804 Reflected in stockholders’ equity 662 (33) 155 784 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (14) 155 615 Comprehensive Income Cash flow hedge 168 (18) - 150 7 (1) - 6 Post-employment benefits 13 - - 13 Other (*) Total 6,806 (2,813) 3,072 7,065 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal Reflected in income 14,569 (11,385) 2,960 6,144 Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 84 II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 03/31/2019 reversal Reflected in income 6,144 (2,780) 2,917 6,281 Depreciation in excess – finance lease 346 (19) - 327 Adjustment of escrow deposits and provisions 1,348 - 9 1,357 Post-employment benefits 287 (11) 3 279 Adjustments of operations carried out on the futures settlement market 923 (923) 1,154 1,154 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 1,682 1,682 Loss Taxation of results abroad – capital gains 659 - 19 678 Other 791 (37) 50 804 Reflected in stockholders’ equity 662 (33) 155 784 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (14) 155 615 Comprehensive Income Cash flow hedge 168 (18) - 150 7 (1) - 6 Post-employment benefits 13 - - 13 Other (*) Total 6,806 (2,813) 3,072 7,065 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal Reflected in income 14,569 (11,385) 2,960 6,144 Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 84

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 03/31/2019, are: Deferred tax assets Net Year of Tax loss / social Deferred tax % deferred % Temporary realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 7,387 23% 1,771 33% 9,158 24% (882) 13% 8,276 26% 2020 11,894 36% 335 6% 12,229 32% (1,071) 15% 11,158 36% 2021 5,333 16% 967 18% 6,300 16% (227) 3% 6,073 19% 2022 2,014 6% 778 15% 2,792 7% (1,343) 19% 1,449 5% 2023 941 3% 140 3% 1,081 3% (130) 2% 951 3% After 2023 5,433 16% 1,310 25% 6,743 18% (3,412) 48% 3,331 11% Total 33,002 100% 5,301 100% 38,303 100% (7,065) 100% 31,238 100% (*) Present value 30,269 4,784 35,053 (6,076) 28,977 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV - At March 31, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 03/31/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 03/31/2019 12/31/2018 Taxes and contributions on income payable 34 615 Other Taxes and Contributions payable 1,781 1,443 Provision for deferred income tax and social contribution (Note 24b II) 267 447 Other 3,047 2,779 Total 5,129 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 85 III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 03/31/2019, are: Deferred tax assets Net Year of Tax loss / social Deferred tax % deferred % Temporary realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 7,387 23% 1,771 33% 9,158 24% (882) 13% 8,276 26% 2020 11,894 36% 335 6% 12,229 32% (1,071) 15% 11,158 36% 2021 5,333 16% 967 18% 6,300 16% (227) 3% 6,073 19% 2022 2,014 6% 778 15% 2,792 7% (1,343) 19% 1,449 5% 2023 941 3% 140 3% 1,081 3% (130) 2% 951 3% After 2023 5,433 16% 1,310 25% 6,743 18% (3,412) 48% 3,331 11% Total 33,002 100% 5,301 100% 38,303 100% (7,065) 100% 31,238 100% (*) Present value 30,269 4,784 35,053 (6,076) 28,977 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV - At March 31, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 03/31/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 03/31/2019 12/31/2018 Taxes and contributions on income payable 34 615 Other Taxes and Contributions payable 1,781 1,443 Provision for deferred income tax and social contribution (Note 24b II) 267 447 Other 3,047 2,779 Total 5,129 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 85

Note 25 – Earnings per share a) Earning per share basic Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2019 03/31/2018 6,747 6,389 Net income attributable to owners of the parent company Minimum non-cumulative dividend on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 3,330 3,152 Preferred 3,203 3,023 Total net income available to equity owners: 3,439 3,261 Common 3,308 3,128 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,770,295,919 4,756,090,561 Earnings per share - Basic – R$ Common 0.69 0.66 Preferred 0.69 0.66 b) Earnings per share diluted Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2019 03/31/2018 Total net income available to preferred equity owners 3,308 3,128 Dividend on preferred shares after dilution effects 13 15 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,321 3,143 3,439 3,261 Total net income available to ordinary equity owners Dividend on preferred shares after dilution effects (13) (15) 3,426 3,246 Net income available to ordinary equity owners considering preferred shares after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,806,592,987 4,800,236,634 Preferred 4,770,295,919 4,756,090,561 Incremental from stock options granted under our share-based payment 36,297,068 44,146,073 Earnings per share - diluted – R$ Common 0.69 0.65 Preferred 0.69 0.65 There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at March 31, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 86 Note 25 – Earnings per share a) Earning per share basic Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2019 03/31/2018 6,747 6,389 Net income attributable to owners of the parent company Minimum non-cumulative dividend on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 3,330 3,152 Preferred 3,203 3,023 Total net income available to equity owners: 3,439 3,261 Common 3,308 3,128 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,770,295,919 4,756,090,561 Earnings per share - Basic – R$ Common 0.69 0.66 Preferred 0.69 0.66 b) Earnings per share diluted Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2019 03/31/2018 Total net income available to preferred equity owners 3,308 3,128 Dividend on preferred shares after dilution effects 13 15 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,321 3,143 3,439 3,261 Total net income available to ordinary equity owners Dividend on preferred shares after dilution effects (13) (15) 3,426 3,246 Net income available to ordinary equity owners considering preferred shares after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,806,592,987 4,800,236,634 Preferred 4,770,295,919 4,756,090,561 Incremental from stock options granted under our share-based payment 36,297,068 44,146,073 Earnings per share - diluted – R$ Common 0.69 0.65 Preferred 0.69 0.65 There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at March 31, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 86

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Fundação Itaú Unibanco - Previdência Itaú Defined Benefit Plan Complementar - FIU REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan FUNBEP Fundo de Pensão Funbep I Benefit Plan Defined Benefit Multipatrocinado Funbep II Benefit Plan Variable Contribution The modality of Defined Contribution plans have funds composed by the portions of sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 87 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Fundação Itaú Unibanco - Previdência Itaú Defined Benefit Plan Complementar - FIU REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan FUNBEP Fundo de Pensão Funbep I Benefit Plan Defined Benefit Multipatrocinado Funbep II Benefit Plan Variable Contribution The modality of Defined Contribution plans have funds composed by the portions of sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 87

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts. The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 03/31/2019 03/31/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 88 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts. The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 03/31/2019 03/31/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 88

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Fixed income securities 17,492 18,065 92.19% 96.05% 90.70% 94.51% Quoted in an active market 17,208 17,775 Non quoted in an active market 284 290 1.50% 1.54% Variable income securities 770 24 4.06% 0.13% Quoted in an active market 762 18 4.02% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.34% 0.31% Structured investments 65 59 Quoted in an active market 1 1 0.01% 0.01% Non quoted in an active market 64 58 0.34% 0.30% Real estate 566 578 2.98% 3.07% Loans to participants 80 82 0.42% 0.44% Total 18,973 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 476 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 89 c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Fixed income securities 17,492 18,065 92.19% 96.05% 90.70% 94.51% Quoted in an active market 17,208 17,775 Non quoted in an active market 284 290 1.50% 1.54% Variable income securities 770 24 4.06% 0.13% Quoted in an active market 762 18 4.02% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.34% 0.31% Structured investments 65 59 Quoted in an active market 1 1 0.01% 0.01% Non quoted in an active market 64 58 0.34% 0.30% Real estate 566 578 2.98% 3.07% Loans to participants 80 82 0.42% 0.44% Total 18,973 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 476 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 89

e) Net amount recognized in the balance sheet 03/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,973 1,616 - 20,589 2 - Actuarial liabilities (15,585) - (283) (15,868) (*) 3 - Asset restriction (3,748) (962) - (4,710) 4 - Net amount recognized in the balance sheet (1+2+3) (360) 654 (283) 11 Amount recognized in Assets (Note 18a) 66 654 - 720 Amount recognized in Liabilities (Note 18b) (426) - (283) (709) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (1+2+3) (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - Amount recognized in Liabilities (Note 18b) (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. f) Change in the net amount recognized in the balance sheet 03/31/2019 Ohter post- BD and CV plans CD plans employment Total benefit Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 442 (379) (89) (26) 38 (23) 15 Amounts recognized in income (loss) (1+2+3) (6) (17) 1 - Cost of current service - (19) - (19) - - - (19) 2 - Cost of past service - - - - - - - - (1) 442 (360) (89) (7) 38 (23) 15 (6) 2 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) (2) (7) 5 (4) 1 - 1 - (3) - - 5 5 - - - 4 - Effects on asset ceiling - 5 (2) (3) - (9) - (9) 1 - 1 5 - Remeasurements - (8) 6 - Exchange variation (2) 2 - - - - - - - Other (7+8+9+10) (275) 294 - 19 (27) - (27) 5 (3) - - - - - - - 7 - Receipt by allocation of funds - - (294) 294 - - - - - 5 5 8 - Benefits paid 17 - - 17 (27) - (27) 9 - Contributions from sponsor - (10) 2 - - 2 - - - - 2 10 - Contributions from parcipants 18,973 (15,585) (3,748) (360) 1,616 (962) 654 (283) 11 Amounts end of the period 12/31/2018 Ohter post- BD and CV plans CD plans employment Total benefit Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 17,588 (14,491) (3,217) (120) 1,634 (912) 722 Amounts at the beginning of the period (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service 2 - Cost of past service - - - - - - - - - (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest 580 (688) (126) (234) (102) 63 (39) (19) (292) Amounts recognized in stockholders´ equity (4+5+6) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 6 - Exchange variation 14 (5) - 9 - - - - 9 (1,060) 1,140 - 80 (85) - (85) 19 14 Other (7+8+9+10) - - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 19 19 8 - Benefits paid 69 - - 69 (85) - (85) 9 - Contributions from sponsor - (16) 11 - - 11 - - - 10 - Contributions from parcipants - 11 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 442 (R$ 2,266 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 90 e) Net amount recognized in the balance sheet 03/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,973 1,616 - 20,589 2 - Actuarial liabilities (15,585) - (283) (15,868) (*) 3 - Asset restriction (3,748) (962) - (4,710) 4 - Net amount recognized in the balance sheet (1+2+3) (360) 654 (283) 11 Amount recognized in Assets (Note 18a) 66 654 - 720 Amount recognized in Liabilities (Note 18b) (426) - (283) (709) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (1+2+3) (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - Amount recognized in Liabilities (Note 18b) (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. f) Change in the net amount recognized in the balance sheet 03/31/2019 Ohter post- BD and CV plans CD plans employment Total benefit Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 442 (379) (89) (26) 38 (23) 15 Amounts recognized in income (loss) (1+2+3) (6) (17) 1 - Cost of current service - (19) - (19) - - - (19) 2 - Cost of past service - - - - - - - - (1) 442 (360) (89) (7) 38 (23) 15 (6) 2 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) (2) (7) 5 (4) 1 - 1 - (3) - - 5 5 - - - 4 - Effects on asset ceiling - 5 (2) (3) - (9) - (9) 1 - 1 5 - Remeasurements - (8) 6 - Exchange variation (2) 2 - - - - - - - Other (7+8+9+10) (275) 294 - 19 (27) - (27) 5 (3) - - - - - - - 7 - Receipt by allocation of funds - - (294) 294 - - - - - 5 5 8 - Benefits paid 17 - - 17 (27) - (27) 9 - Contributions from sponsor - (10) 2 - - 2 - - - - 2 10 - Contributions from parcipants 18,973 (15,585) (3,748) (360) 1,616 (962) 654 (283) 11 Amounts end of the period 12/31/2018 Ohter post- BD and CV plans CD plans employment Total benefit Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 17,588 (14,491) (3,217) (120) 1,634 (912) 722 Amounts at the beginning of the period (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service 2 - Cost of past service - - - - - - - - - (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest 580 (688) (126) (234) (102) 63 (39) (19) (292) Amounts recognized in stockholders´ equity (4+5+6) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 6 - Exchange variation 14 (5) - 9 - - - - 9 (1,060) 1,140 - 80 (85) - (85) 19 14 Other (7+8+9+10) - - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 19 19 8 - Benefits paid 69 - - 69 (85) - (85) 9 - Contributions from sponsor - (16) 11 - - 11 - - - 10 - Contributions from parcipants - 11 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 442 (R$ 2,266 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 90

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 03/31/2019 03/31/2018 Pension plan - FIU 47 14 58 Pension plan - FUNBEP 10 3 11 Total 57 17 69 h) Maturity profile of defined benefit liabilities (*) Duration 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Present value Stockholders´ Stockholders´ Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 91 g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 03/31/2019 03/31/2018 Pension plan - FIU 47 14 58 Pension plan - FUNBEP 10 3 11 Total 57 17 69 h) Maturity profile of defined benefit liabilities (*) Duration 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Present value Stockholders´ Stockholders´ Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 91

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 92 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 92

· Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Group accident insurance 35.4 34.3 7.4 7.2 Individual accident 18.0 11.7 20.4 17.4 Commercial multiple peril 21.2 21.1 35.8 36.9 Internal credit 0.6 0.8 69.7 155.5 Serious or terminal diseases 25.3 10.9 22.1 16.4 Extended warranty - assets 62.3 62.1 (3.0) 13.2 Credit Life 23.1 18.4 18.6 15.2 Income from Uncertain Events 23.8 18.2 22.2 19.6 Multiple risks 47.0 49.8 59.8 49.6 Home insurance in market policies – Credit Life 20.0 20.4 14.3 13.9 Group life 21.9 11.4 33.3 29.5 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 93 · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Group accident insurance 35.4 34.3 7.4 7.2 Individual accident 18.0 11.7 20.4 17.4 Commercial multiple peril 21.2 21.1 35.8 36.9 Internal credit 0.6 0.8 69.7 155.5 Serious or terminal diseases 25.3 10.9 22.1 16.4 Extended warranty - assets 62.3 62.1 (3.0) 13.2 Credit Life 23.1 18.4 18.6 15.2 Income from Uncertain Events 23.8 18.2 22.2 19.6 Multiple risks 47.0 49.8 59.8 49.6 Home insurance in market policies – Credit Life 20.0 20.4 14.3 13.9 Group life 21.9 11.4 33.3 29.5 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 93

b) Income related to insurance and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2019 03/31/2018 Group accident insurance 181 150 Individual accident 58 78 Commercial multiple peril 12 13 Internal Credit 25 13 Serious or terminal diseases 48 41 Disability Savings Pension 66 76 PGBL 507 494 Credit Life 240 210 Income from Uncertain Events 68 - Multiple risks 65 41 Home Insurance in Market Policies – Credit Life 76 66 Traditional 24 26 VGBL 2,798 4,444 Group life 228 231 Other lines 115 172 Total 4,511 6,055 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 94 b) Income related to insurance and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2019 03/31/2018 Group accident insurance 181 150 Individual accident 58 78 Commercial multiple peril 12 13 Internal Credit 25 13 Serious or terminal diseases 48 41 Disability Savings Pension 66 76 PGBL 507 494 Credit Life 240 210 Income from Uncertain Events 68 - Multiple risks 65 41 Home Insurance in Market Policies – Credit Life 76 66 Traditional 24 26 VGBL 2,798 4,444 Group life 228 231 Other lines 115 172 Total 4,511 6,055 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 94

c) Technical provisions balances Insurance Private Pension Total 03/31/2019 12/31/2018 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Unearned premiums (PPNG) 2,170 2,111 12 13 2,182 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 199 195 198,972 195,348 199,171 195,543 Redemptions and Other Unsettled Amounts (PVR) 12 12 451 298 463 310 Financial surplus (PEF) 2 2 596 605 598 607 Unsettled claims (PSL) 530 548 45 43 575 591 Claims / events incurred but not reported (IBNR) 377 348 25 25 402 373 Related Expenses (PDR) 31 31 100 98 131 129 Other 562 562 957 948 1,519 1,510 Total 3,883 3,809 201,158 197,378 205,041 201,187 d) Change in technical provisions 03/31/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contribution 1,123 3,396 4,519 4,340 19,764 24,104 (-) Risk adjustments (884) (69) (953) (3,937) (297) (4,234) (-) Payment of claims / benefits (331) (141) (472) (1,184) (580) (1,764) (+) Reported claims 376 - 376 1,325 - 1,325 (-) Redemptions - (4,081) (4,081) (1) (13,771) (13,772) (+/-) Portability of insurances - 605 605 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 2 3,862 3,864 9 11,622 11,631 (+/-) Other (recognition / reversal) (212) 208 (4) (207) (886) (1,093) Closing balance 3,883 201,158 205,041 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 95 c) Technical provisions balances Insurance Private Pension Total 03/31/2019 12/31/2018 03/31/2019 12/31/2018 03/31/2019 12/31/2018 Unearned premiums (PPNG) 2,170 2,111 12 13 2,182 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 199 195 198,972 195,348 199,171 195,543 Redemptions and Other Unsettled Amounts (PVR) 12 12 451 298 463 310 Financial surplus (PEF) 2 2 596 605 598 607 Unsettled claims (PSL) 530 548 45 43 575 591 Claims / events incurred but not reported (IBNR) 377 348 25 25 402 373 Related Expenses (PDR) 31 31 100 98 131 129 Other 562 562 957 948 1,519 1,510 Total 3,883 3,809 201,158 197,378 205,041 201,187 d) Change in technical provisions 03/31/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contribution 1,123 3,396 4,519 4,340 19,764 24,104 (-) Risk adjustments (884) (69) (953) (3,937) (297) (4,234) (-) Payment of claims / benefits (331) (141) (472) (1,184) (580) (1,764) (+) Reported claims 376 - 376 1,325 - 1,325 (-) Redemptions - (4,081) (4,081) (1) (13,771) (13,772) (+/-) Portability of insurances - 605 605 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 2 3,862 3,864 9 11,622 11,631 (+/-) Other (recognition / reversal) (212) 208 (4) (207) (886) (1,093) Closing balance 3,883 201,158 205,041 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 95

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 03/31/2019 12/31/2018 Opening Balance 409 253 Increase 278 1,001 Amortization (251) (845) Closening Balance 436 409 Balance to be amortized in up to 12 months 351 334 Balance to be amortized after 12 months 85 75 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually: (*) 591 Provision for unsettled claims (PSL) (-) IBNER 170 (-) Reinsurance 35 (-) Retrocession and other estimates (25) Liability claims presented in the development table (a + b) 411 (*) It stated in Note 27lV c at 12/31/2018. Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 910 1,009 938 934 992 After 1 year 935 1,054 981 977 After 2 years 958 1,082 1,001 After 3 years 964 1,091 After 4 years 967 Current estimate 967 1,091 1,001 977 992 Accumulated payments through base date 962 1,078 978 956 815 4,789 Liabilities recognized in the balance sheet 5 13 23 21 178 240 Liabilities in relation to prior periods 12 Total administratives claims 252 b) Judicial claims Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 27 30 26 28 16 After 1 year 37 41 35 40 After 2 years 46 52 43 After 3 years 54 64 After 4 years 60 Current estimate 60 64 43 40 16 Accumulated payments through base date 45 49 34 30 10 168 Liabilities recognized in the balance sheet 15 15 10 10 5 55 Liabilities in relation to prior periods 104 159 Total judicial claims The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 96 V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 03/31/2019 12/31/2018 Opening Balance 409 253 Increase 278 1,001 Amortization (251) (845) Closening Balance 436 409 Balance to be amortized in up to 12 months 351 334 Balance to be amortized after 12 months 85 75 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually: (*) 591 Provision for unsettled claims (PSL) (-) IBNER 170 (-) Reinsurance 35 (-) Retrocession and other estimates (25) Liability claims presented in the development table (a + b) 411 (*) It stated in Note 27lV c at 12/31/2018. Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 910 1,009 938 934 992 After 1 year 935 1,054 981 977 After 2 years 958 1,082 1,001 After 3 years 964 1,091 After 4 years 967 Current estimate 967 1,091 1,001 977 992 Accumulated payments through base date 962 1,078 978 956 815 4,789 Liabilities recognized in the balance sheet 5 13 23 21 178 240 Liabilities in relation to prior periods 12 Total administratives claims 252 b) Judicial claims Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 27 30 26 28 16 After 1 year 37 41 35 40 After 2 years 46 52 43 After 3 years 54 64 After 4 years 60 Current estimate 60 64 43 40 16 Accumulated payments through base date 45 49 34 30 10 168 Liabilities recognized in the balance sheet 15 15 10 10 5 55 Liabilities in relation to prior periods 104 159 Total judicial claims The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 96

VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 97 VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 97

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument. The following table summarizes the carrying and estimated fair values for financial instruments: 03/31/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash deposits on demand (a) 30,376 30,376 37,159 37,159 Financial assets 1,419,133 1,429,458 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,278 91,278 94,148 94,148 At Amortized Cost 990,063 1,000,388 994,759 1,002,999 Interbank deposits (b) 26,325 26,336 26,420 26,510 Securities purchased under agreements to resell (a) 259,595 259,595 280,136 280,136 Securities (c) 113,924 116,073 110,395 112,171 Loan operations and lease operations portfolio (d) 547,172 555,337 536,091 542,465 Other financial assets (e) 76,333 76,333 75,090 75,090 (-) Provision for Expected Loss (33,286) (33,286) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 51,611 51,611 49,323 49,323 Securities (c) 51,611 51,611 49,323 49,323 At Fair Value Through Profit or Loss 286,181 286,181 286,646 286,646 Securities (c) 262,097 262,097 263,180 263,180 Derivatives (c) 24,084 24,084 23,466 23,466 Financial liabilities 1,147,615 1,146,367 1,151,237 1,150,700 At Amortized Cost 1,115,757 1,114,509 1,119,734 1,119,197 Deposits (b) 461,487 461,444 463,424 463,363 Securities sold under repurchase agreements (a) 313,808 313,808 330,237 330,237 Interbank market debt (b) 139,561 139,474 134,670 134,533 Institutional market debt (b) 99,663 98,545 93,974 93,635 Other financial liabilities (e) 101,238 101,238 97,429 97,429 At Fair Value Through Profit or Loss 27,980 27,980 27,711 27,711 Derivatives (c) 27,796 27,796 27,519 27,519 Structured notes 184 184 192 192 Provision for Expected Loss 3,878 3,878 3,792 3,792 Loan Commitments 2,670 2,670 2,601 2,601 Financial Guarantees 1,208 1,208 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 78,042 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,118 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 98 Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument. The following table summarizes the carrying and estimated fair values for financial instruments: 03/31/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash deposits on demand (a) 30,376 30,376 37,159 37,159 Financial assets 1,419,133 1,429,458 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,278 91,278 94,148 94,148 At Amortized Cost 990,063 1,000,388 994,759 1,002,999 Interbank deposits (b) 26,325 26,336 26,420 26,510 Securities purchased under agreements to resell (a) 259,595 259,595 280,136 280,136 Securities (c) 113,924 116,073 110,395 112,171 Loan operations and lease operations portfolio (d) 547,172 555,337 536,091 542,465 Other financial assets (e) 76,333 76,333 75,090 75,090 (-) Provision for Expected Loss (33,286) (33,286) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 51,611 51,611 49,323 49,323 Securities (c) 51,611 51,611 49,323 49,323 At Fair Value Through Profit or Loss 286,181 286,181 286,646 286,646 Securities (c) 262,097 262,097 263,180 263,180 Derivatives (c) 24,084 24,084 23,466 23,466 Financial liabilities 1,147,615 1,146,367 1,151,237 1,150,700 At Amortized Cost 1,115,757 1,114,509 1,119,734 1,119,197 Deposits (b) 461,487 461,444 463,424 463,363 Securities sold under repurchase agreements (a) 313,808 313,808 330,237 330,237 Interbank market debt (b) 139,561 139,474 134,670 134,533 Institutional market debt (b) 99,663 98,545 93,974 93,635 Other financial liabilities (e) 101,238 101,238 97,429 97,429 At Fair Value Through Profit or Loss 27,980 27,980 27,711 27,711 Derivatives (c) 27,796 27,796 27,519 27,519 Structured notes 184 184 192 192 Provision for Expected Loss 3,878 3,878 3,792 3,792 Loan Commitments 2,670 2,670 2,601 2,601 Financial Guarantees 1,208 1,208 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 78,042 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,118 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 98

The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 99 The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 99

Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 100 Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 100

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 03/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 223,814 33,561 2,790 260,165 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 547 2,529 - 3,076 2,003 2,323 - 4,326 Brazilian government securities 212,011 3,335 - 215,346 213,816 3,242 - 217,058 1,866 819 - 2,685 1,517 562 - 2,079 Government securities – other countries Argentina 1,302 - - 1,302 1,129 - - 1,129 Chile 409 185 - 594 147 155 - 302 Colombia - 559 - 559 - 207 - 207 United States 117 - - 117 117 - - 117 Italy - - - - - 115 - 115 Mexico 27 - - 27 120 - - 120 Paraguay - 1 - 1 - 1 - 1 Uruguay - 74 - 74 - 84 - 84 Other 11 - - 11 4 - - 4 9,390 26,878 2,790 39,058 7,536 28,079 2,833 38,448 Corporate securities Shares 6,290 2,233 1,283 9,806 6,175 2,003 1,268 9,446 Bank deposit certificates - 784 - 784 1 968 - 969 Securitized real estate loans - - 1,345 1,345 - - 1,411 1,411 Debentures 1,813 2,947 121 4,881 168 4,707 85 4,960 Eurobonds and others 1,287 58 13 1,358 1,192 173 31 1,396 Financial credit bills - 20,463 5 20,468 - 19,719 5 19,724 Promissory notes - 370 - 370 - 435 - 435 Other - 23 23 46 - 74 33 107 34,135 17,468 8 51,611 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 30,842 825 - 31,667 27,038 801 - 27,839 1,883 15,287 - 17,170 2,448 16,324 - 18,772 Government securities – other countries Germany 22 - - 22 22 - - 22 Chile - 6,679 - 6,679 - 7,653 - 7,653 Colombia - 5,105 - 5,105 - 5,505 - 5,505 United States 1,750 388 - 2,138 2,425 193 - 2,618 France - 877 - 877 - 891 - 891 Italy 111 - - 111 - - - - Paraguay - 1,491 - 1,491 - 1,529 - 1,529 Uruguay - 747 - 747 - 553 - 553 Other - - - - 1 - - 1 1,410 1,356 8 2,774 1,194 1,518 - 2,712 Corporate securities Shares 129 - - 129 161 - - 161 Bank deposit certificates - 815 - 815 - 1,053 - 1,053 Debentures 1 - - 1 - 2 - 2 Eurobonds and others 1,280 541 8 1,829 1,033 463 - 1,496 1,932 - - 1,932 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 1,932 - - 1,932 1,269 - - 1,269 - 184 - 184 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 184 - 184 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 03/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 6 23,994 84 24,084 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 13,685 39 13,724 - 12,959 90 13,049 Options Contract - 3,325 45 3,370 - 4,163 52 4,215 Forwards Contract - 3,262 - 3,262 - 1,835 - 1,835 Credit derivatives - financial Institutions - 158 - 158 - 120 - 120 NDF - Non Deliverable Forward - 2,906 - 2,906 - 3,711 - 3,711 Check of swap - Companies - 23 - 23 - 44 - 44 Other derivative financial instruments 6 635 - 641 15 477 - 492 (6) (27,730) (60) (27,796) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (19,375) (37) (19,412) - (19,351) (3) (19,354) Options Contract (1) (3,105) (23) (3,129) - (3,906) (23) (3,929) Forwards Contract - (1,975) - (1,975) - (470) - (470) Credit derivatives - financial Institutions - (70) - (70) - (140) - (140) NDF - Non Deliverable Forward - (2,976) - (2,976) - (3,384) - (3,384) Check of swap - Companies - (174) - (174) - (162) - (162) Other derivative financial instruments (5) (55) - (60) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period from March 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 101 Distribution by level The following table presents the breakdown of fair value hierarchy levels. 03/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 223,814 33,561 2,790 260,165 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 547 2,529 - 3,076 2,003 2,323 - 4,326 Brazilian government securities 212,011 3,335 - 215,346 213,816 3,242 - 217,058 1,866 819 - 2,685 1,517 562 - 2,079 Government securities – other countries Argentina 1,302 - - 1,302 1,129 - - 1,129 Chile 409 185 - 594 147 155 - 302 Colombia - 559 - 559 - 207 - 207 United States 117 - - 117 117 - - 117 Italy - - - - - 115 - 115 Mexico 27 - - 27 120 - - 120 Paraguay - 1 - 1 - 1 - 1 Uruguay - 74 - 74 - 84 - 84 Other 11 - - 11 4 - - 4 9,390 26,878 2,790 39,058 7,536 28,079 2,833 38,448 Corporate securities Shares 6,290 2,233 1,283 9,806 6,175 2,003 1,268 9,446 Bank deposit certificates - 784 - 784 1 968 - 969 Securitized real estate loans - - 1,345 1,345 - - 1,411 1,411 Debentures 1,813 2,947 121 4,881 168 4,707 85 4,960 Eurobonds and others 1,287 58 13 1,358 1,192 173 31 1,396 Financial credit bills - 20,463 5 20,468 - 19,719 5 19,724 Promissory notes - 370 - 370 - 435 - 435 Other - 23 23 46 - 74 33 107 34,135 17,468 8 51,611 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 30,842 825 - 31,667 27,038 801 - 27,839 1,883 15,287 - 17,170 2,448 16,324 - 18,772 Government securities – other countries Germany 22 - - 22 22 - - 22 Chile - 6,679 - 6,679 - 7,653 - 7,653 Colombia - 5,105 - 5,105 - 5,505 - 5,505 United States 1,750 388 - 2,138 2,425 193 - 2,618 France - 877 - 877 - 891 - 891 Italy 111 - - 111 - - - - Paraguay - 1,491 - 1,491 - 1,529 - 1,529 Uruguay - 747 - 747 - 553 - 553 Other - - - - 1 - - 1 1,410 1,356 8 2,774 1,194 1,518 - 2,712 Corporate securities Shares 129 - - 129 161 - - 161 Bank deposit certificates - 815 - 815 - 1,053 - 1,053 Debentures 1 - - 1 - 2 - 2 Eurobonds and others 1,280 541 8 1,829 1,033 463 - 1,496 1,932 - - 1,932 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 1,932 - - 1,932 1,269 - - 1,269 - 184 - 184 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 184 - 184 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 03/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 6 23,994 84 24,084 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 13,685 39 13,724 - 12,959 90 13,049 Options Contract - 3,325 45 3,370 - 4,163 52 4,215 Forwards Contract - 3,262 - 3,262 - 1,835 - 1,835 Credit derivatives - financial Institutions - 158 - 158 - 120 - 120 NDF - Non Deliverable Forward - 2,906 - 2,906 - 3,711 - 3,711 Check of swap - Companies - 23 - 23 - 44 - 44 Other derivative financial instruments 6 635 - 641 15 477 - 492 (6) (27,730) (60) (27,796) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (19,375) (37) (19,412) - (19,351) (3) (19,354) Options Contract (1) (3,105) (23) (3,129) - (3,906) (23) (3,929) Forwards Contract - (1,975) - (1,975) - (470) - (470) Credit derivatives - financial Institutions - (70) - (70) - (140) - (140) NDF - Non Deliverable Forward - (2,976) - (2,976) - (3,384) - (3,384) Check of swap - Companies - (174) - (174) - (162) - (162) Other derivative financial instruments (5) (55) - (60) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period from March 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 101

Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 51,213 in financial instruments classified as Level 2, on March 31, 2019, pricing service or brokers were used to evaluate securities at the value of R$ 19,652, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 102 Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 51,213 in financial instruments classified as Level 2, on March 31, 2019, pricing service or brokers were used to evaluate securities at the value of R$ 19,652, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 102

Level 3 recurring fair value changes The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in the other Level 03/31/2019 result comprehensive income 2,790 Financial assets designated at fair value 2,833 (189) - 3 (51) 194 (397) Brazilian government securities - - - - - - - (1) Corporate securities 2,833 (189) - 3 (51) 194 2,790 (396) Shares 1,268 15 - - - - 1,283 (428) Securitized real estate loans 1,411 (66) - - - - 1,345 30 Debentures 85 (130) - - - 166 121 2 31 - Eurobonds and others 1 - 2 (49) 28 13 Financial credit bills 5 - - - - - 5 - Other 33 (9) - 1 (2) - 23 - Available-for-sale financial assets - 27 (32) - (14) 27 8 (3) Corporate securities - 27 (32) - (14) 27 8 (3) Debentures - (2) 2 - - - Eurobonds and others - 29 (34) (14) 27 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in the other Level 03/31/2019 result comprehensive income 142 (25) - 60 (44) (49) 84 25 Derivatives - assets Swap Contract– adjustment receivable 90 (2) - - - (49) 39 32 Options Contract 52 (23) - 60 (44) - 45 (7) (26) (24) - (38) 61 (33) (60) (31) Derivatives - liabilities Swap Contract – adjustment payable (3) (2) - (1) 2 (33) (37) (25) Options Contract (23) (22) - (37) 59 - (23) (6) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in the other Level result comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Shares 2,019 34 - - (582) 1,268 (442) (203) Securitized real estate loans 1,795 (359) - 57 (89) 7 1,411 19 Debentures (196) 122 (41) - - (53) 57 85 Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - 5 5 - 10 1 Other (12) - 13 (6) 28 33 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Level Recognized in the other result comprehensive income 435 (3) - 205 (253) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 205 (223) 2 52 - Other derivative financial instruments 1 (1) - - (103) 40 - (148) 141 44 (26) 6 Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 103 Level 3 recurring fair value changes The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in the other Level 03/31/2019 result comprehensive income 2,790 Financial assets designated at fair value 2,833 (189) - 3 (51) 194 (397) Brazilian government securities - - - - - - - (1) Corporate securities 2,833 (189) - 3 (51) 194 2,790 (396) Shares 1,268 15 - - - - 1,283 (428) Securitized real estate loans 1,411 (66) - - - - 1,345 30 Debentures 85 (130) - - - 166 121 2 31 - Eurobonds and others 1 - 2 (49) 28 13 Financial credit bills 5 - - - - - 5 - Other 33 (9) - 1 (2) - 23 - Available-for-sale financial assets - 27 (32) - (14) 27 8 (3) Corporate securities - 27 (32) - (14) 27 8 (3) Debentures - (2) 2 - - - Eurobonds and others - 29 (34) (14) 27 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in the other Level 03/31/2019 result comprehensive income 142 (25) - 60 (44) (49) 84 25 Derivatives - assets Swap Contract– adjustment receivable 90 (2) - - - (49) 39 32 Options Contract 52 (23) - 60 (44) - 45 (7) (26) (24) - (38) 61 (33) (60) (31) Derivatives - liabilities Swap Contract – adjustment payable (3) (2) - (1) 2 (33) (37) (25) Options Contract (23) (22) - (37) 59 - (23) (6) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in the other Level result comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Shares 2,019 34 - - (582) 1,268 (442) (203) Securitized real estate loans 1,795 (359) - 57 (89) 7 1,411 19 Debentures (196) 122 (41) - - (53) 57 85 Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - 5 5 - 10 1 Other (12) - 13 (6) 28 33 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Level Recognized in the other result comprehensive income 435 (3) - 205 (253) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 205 (223) 2 52 - Other derivative financial instruments 1 (1) - - (103) 40 - (148) 141 44 (26) 6 Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 103

Sensitivity analyses operations of Level 3 The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets: Sensitivity – Level 3 Operations 03/31/2019 03/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Result Result equity equity I (0.9) (0.0) (1.2) (0.9) Interest rates (21.1) (0.2) (30.3) (22.8) II III (41.8) (0.4) (60.5) (45.1) I (64.1) - (65.8) - Shares II (128.2) - (131.6) - I (6.6) - (13.9) - Nonlinear (9.2) - (18.8) - II The following scenarios are used to measure the sensitivity: Interest rate Based on reasonably possible changes in assumptions at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 104 Sensitivity analyses operations of Level 3 The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets: Sensitivity – Level 3 Operations 03/31/2019 03/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Result Result equity equity I (0.9) (0.0) (1.2) (0.9) Interest rates (21.1) (0.2) (30.3) (22.8) II III (41.8) (0.4) (60.5) (45.1) I (64.1) - (65.8) - Shares II (128.2) - (131.6) - I (6.6) - (13.9) - Nonlinear (9.2) - (18.8) - II The following scenarios are used to measure the sensitivity: Interest rate Based on reasonably possible changes in assumptions at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 104

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 105 Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 105

Below are the changes in civil, labor and other risks provisions: 01/01 to 03/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Interest (Note 23) 44 125 - 169 Changes in the period reflected in results (Note 23) (31) 316 (82) 203 Increase 78 343 73 494 Reversal (109) (27) (155) (291) Payment (314) (456) - (770) Subtotal 3,899 5,849 491 10,239 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 222 989 - 1,211 Closing balance 4,121 6,838 491 11,450 Current 1,341 2,905 491 4,737 Non-current 2,780 3,933 - 6,713 Escrow deposits at 03/31/2019 (Note 18a) 1,549 2,370 - 3,919 01/01 to 03/31/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 Effect of change in consolidation criteria (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Interest (Note 23) 24 149 - 173 Changes in the period reflected in results (Note 23) (9) 346 (10) 327 Increase 110 388 - 498 Reversal (119) (42) (10) (171) Payment (253) (464) - (717) Subtotal 4,819 6,316 140 11,275 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 247 983 - 1,230 Closing balance 5,066 7,299 140 12,505 Current 1,377 3,128 140 4,645 Non-current 3,689 4,171 - 7,860 Escrow deposits at 03/31/2018 (Note 18a) 1,498 2,184 - 3,682 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in tax, administrative or judicial lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 106 Below are the changes in civil, labor and other risks provisions: 01/01 to 03/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Interest (Note 23) 44 125 - 169 Changes in the period reflected in results (Note 23) (31) 316 (82) 203 Increase 78 343 73 494 Reversal (109) (27) (155) (291) Payment (314) (456) - (770) Subtotal 3,899 5,849 491 10,239 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 222 989 - 1,211 Closing balance 4,121 6,838 491 11,450 Current 1,341 2,905 491 4,737 Non-current 2,780 3,933 - 6,713 Escrow deposits at 03/31/2019 (Note 18a) 1,549 2,370 - 3,919 01/01 to 03/31/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 Effect of change in consolidation criteria (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Interest (Note 23) 24 149 - 173 Changes in the period reflected in results (Note 23) (9) 346 (10) 327 Increase 110 388 - 498 Reversal (119) (42) (10) (171) Payment (253) (464) - (717) Subtotal 4,819 6,316 140 11,275 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 247 983 - 1,230 Closing balance 5,066 7,299 140 12,505 Current 1,377 3,128 140 4,645 Non-current 3,689 4,171 - 7,860 Escrow deposits at 03/31/2018 (Note 18a) 1,498 2,184 - 3,682 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in tax, administrative or judicial lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 106

The table below shows the changes in the provisions: 01/01 to 01/01 to 03/31/2019 03/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Interest 165 136 Changes in the period reflected in results (114) (47) (*) Increase 149 160 (*) Reversal (263) (207) (36) (74) Payment Subtotal 6,742 6,952 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,811 7,019 Closing balance Current 261 565 Non-current 6,550 6,454 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 03/31/2019 03/31/2018 Opening balance 5,346 5,170 Appropriation of interest 52 46 Changes in the period 158 16 Deposits made 174 61 Withdrawals - (7) Deposits released (16) (38) Closing balance 5,556 5,232 Reclassification of assets pledged as collateral for contingencies (Note 29e) (78) (1) Closing balance after reclassification (Note 18a) 5,478 5,231 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 107 The table below shows the changes in the provisions: 01/01 to 01/01 to 03/31/2019 03/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Interest 165 136 Changes in the period reflected in results (114) (47) (*) Increase 149 160 (*) Reversal (263) (207) (36) (74) Payment Subtotal 6,742 6,952 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,811 7,019 Closing balance Current 261 565 Non-current 6,550 6,454 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 03/31/2019 03/31/2018 Opening balance 5,346 5,170 Appropriation of interest 52 46 Changes in the period 158 16 Deposits made 174 61 Withdrawals - (7) Deposits released (16) (38) Closing balance 5,556 5,232 Reclassification of assets pledged as collateral for contingencies (Note 29e) (78) (1) Closing balance after reclassification (Note 18a) 5,478 5,231 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 107

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,353: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,368; · INSS – Non-compensatory amounts – R$ 666: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 632: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 616. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,156 (R$ 3,879 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 155 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,568, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,853: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,978: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,931: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,783: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,844: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,522: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,175: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,125: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 780 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 108 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,353: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,368; · INSS – Non-compensatory amounts – R$ 666: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 632: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 616. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,156 (R$ 3,879 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 155 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,568, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,853: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,978: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,931: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,783: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,844: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,522: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,175: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,125: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 780 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 108

d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,015 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 03/31/2019 12/31/2018 Financial assets - at fair value through profit or loss and at fair value through 698 730 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,300 4,312 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 109 d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,015 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 03/31/2019 12/31/2018 Financial assets - at fair value through profit or loss and at fair value through 698 730 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,300 4,312 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 109

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 110 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 110

Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories: at amortized cost, at fair value through other comprehensive income and at fair value through or loss, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 111 Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories: at amortized cost, at fair value through other comprehensive income and at fair value through or loss, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 111

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1,March 31, 2019 Activities with the IFRS Retail Wholesale ITAÚ Adjustments Market + (3) Banking Banking UNIBANCO consolidated Corporation Banking product 18,570 7,113 2,525 28,208 88 28,296 (1) Interest margin 10,653 4,602 2,413 17,668 (172) 17,496 Banking service fees 6,213 2,366 43 8,622 517 9,139 Income related to insurance and private pension operations before claim and selling expenses 1,704 145 69 1,918 (821) 1,097 Other income - - - - 564 564 Cost of Credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Operating margin 14,617 6,963 2,525 24,105 510 24,615 Other operating income (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) (2) Non-interest expenses (8,712) (3,331) (119) (12,162) (1,320) (13,482) Tax expenses for ISS, PIS and COFINS and Other (1,190) (322) (168) (1,680) (144) (1,824) Share of profit or (loss) in associates and joint ventures - - - - 229 229 Net income before income tax and social contribution 4,715 3,310 2,238 10,263 (725) 9,538 Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6,747 Total assets (*) - 03/31/2019 1,026,108 656,765 138,232 1,651,425 (105,454) 1,545,971 Total liabilities - 03/31/2019 986,858 600,766 101,158 1,519,102 (111,790) 1,407,312 (*) Includes: Investments in associates and joint ventures 1,195 - 11,483 12,678 (610) 12,068 Fixed assets, net 5,329 1,007 - 6,336 943 7,279 Goodwill and Intangible assets, net 6,908 8,151 - 15,059 4,590 19,649 (1) Includes interest and similar income and expenses of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 112 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1,March 31, 2019 Activities with the IFRS Retail Wholesale ITAÚ Adjustments Market + (3) Banking Banking UNIBANCO consolidated Corporation Banking product 18,570 7,113 2,525 28,208 88 28,296 (1) Interest margin 10,653 4,602 2,413 17,668 (172) 17,496 Banking service fees 6,213 2,366 43 8,622 517 9,139 Income related to insurance and private pension operations before claim and selling expenses 1,704 145 69 1,918 (821) 1,097 Other income - - - - 564 564 Cost of Credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Operating margin 14,617 6,963 2,525 24,105 510 24,615 Other operating income (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) (2) Non-interest expenses (8,712) (3,331) (119) (12,162) (1,320) (13,482) Tax expenses for ISS, PIS and COFINS and Other (1,190) (322) (168) (1,680) (144) (1,824) Share of profit or (loss) in associates and joint ventures - - - - 229 229 Net income before income tax and social contribution 4,715 3,310 2,238 10,263 (725) 9,538 Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6,747 Total assets (*) - 03/31/2019 1,026,108 656,765 138,232 1,651,425 (105,454) 1,545,971 Total liabilities - 03/31/2019 986,858 600,766 101,158 1,519,102 (111,790) 1,407,312 (*) Includes: Investments in associates and joint ventures 1,195 - 11,483 12,678 (610) 12,068 Fixed assets, net 5,329 1,007 - 6,336 943 7,279 Goodwill and Intangible assets, net 6,908 8,151 - 15,059 4,590 19,649 (1) Includes interest and similar income and expenses of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 112

ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2018 Actitivities with Retail Wholesale ITAÚ IFRS the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 17,692 6,821 2,913 27,426 (17) 27,409 (1) Interest margin 9,716 4,432 2,852 17,000 5 17,005 Banking service fees 6,234 2,273 21 8,528 369 8,897 Income related to insurance and private pension operations before claim and selling expenses 1,742 116 40 1,898 (846) 1,052 Other income - - - - 455 455 Cost of Credit (2,780) (1,007) - (3,787) 689 (3,098) Claims (260) (19) - (279) - (279) Operating margin 14,652 5,795 2,913 23,360 672 24,032 Other operating income (expenses) (9,513) (3,656) (213) (13,382) (1,087) (14,469) (2) Non-interest expenses (8,321) (3,340) (32) (11,693) (1,111) (12,804) Tax expenses for ISS, PIS and COFINS and Other (1,192) (316) (181) (1,689) (103) (1,792) Share of profit or (loss) in associates and joint ventures - - - - 127 127 Net income before income tax and social contribution 5,139 2,139 2,700 9,978 (415) 9,563 Income tax and social contribution (1,922) (589) (952) (3,463) 457 (3,006) Non-controlling interest in subsidiaries (44) (43) (9) (96) (72) (168) Net income 3,173 1,507 1,739 6,419 (30) 6,389 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income and expenses of R$ 15,949, net gains (loss) on investment securities and derivatives of R$ 1,201 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (145). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (802). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 113 ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2018 Actitivities with Retail Wholesale ITAÚ IFRS the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 17,692 6,821 2,913 27,426 (17) 27,409 (1) Interest margin 9,716 4,432 2,852 17,000 5 17,005 Banking service fees 6,234 2,273 21 8,528 369 8,897 Income related to insurance and private pension operations before claim and selling expenses 1,742 116 40 1,898 (846) 1,052 Other income - - - - 455 455 Cost of Credit (2,780) (1,007) - (3,787) 689 (3,098) Claims (260) (19) - (279) - (279) Operating margin 14,652 5,795 2,913 23,360 672 24,032 Other operating income (expenses) (9,513) (3,656) (213) (13,382) (1,087) (14,469) (2) Non-interest expenses (8,321) (3,340) (32) (11,693) (1,111) (12,804) Tax expenses for ISS, PIS and COFINS and Other (1,192) (316) (181) (1,689) (103) (1,792) Share of profit or (loss) in associates and joint ventures - - - - 127 127 Net income before income tax and social contribution 5,139 2,139 2,700 9,978 (415) 9,563 Income tax and social contribution (1,922) (589) (952) (3,463) 457 (3,006) Non-controlling interest in subsidiaries (44) (43) (9) (96) (72) (168) Net income 3,173 1,507 1,739 6,419 (30) 6,389 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income and expenses of R$ 15,949, net gains (loss) on investment securities and derivatives of R$ 1,201 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (145). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (802). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 113

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 03/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 14,463 12,465 26,928 15,435 11,196 26,631 01/01 to 03/31/2019 01/01 to 03/31/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 29,831 6,389 36,220 29,921 3,515 33,436 Income related to insurance and private pension operations before claim and selling expenses 1,060 37 1,097 1,016 36 1,052 Banking service fees 8,240 899 9,139 8,043 854 8,897 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions. (2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 114 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 03/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 14,463 12,465 26,928 15,435 11,196 26,631 01/01 to 03/31/2019 01/01 to 03/31/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 29,831 6,389 36,220 29,921 3,515 33,436 Income related to insurance and private pension operations before claim and selling expenses 1,060 37 1,097 1,016 36 1,052 Banking service fees 8,240 899 9,139 8,043 854 8,897 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions. (2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 114

· Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 03/31/2019 12/31/2018 03/31/2019 03/31/2018 Loan operations 110 144 13 1 2.35% to 6% Other 110 144 13 1 Deposits - (70) - - Other - (70) - - Deposits received under securities repurchase agreements (181) (29) (3) - 76% to 97.5% CDI Duratex S.A. (38) (19) - - 75% to 96% CDI Other (143) (10) (3) - Amounts receivable from (payable to) related companies / Banking (90) (92) 13 11 service fees (expenses) Fundação Itaú Unibanco - Previdência Complementar (95) (98) 13 12 Other 5 6 - (1) Rent revenues (expenses) - - (12) (12) Fundação Itaú Unibanco - Previdência Complementar - - (9) (9) Other - - (3) (3) Sponsorship expenses - - - (19) Associação Cubo Coworking Itaú - - - (19) Donation expenses - - (35) (25) Instituto Itaú Cultural - - (35) (25) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 03/31/2019 03/31/2018 Fees (138) (140) Profit sharing (92) (44) (4) (3) Post-employment benefits Granting of the Share-based payment (81) (32) Total (315) (219) Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 115 · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 03/31/2019 12/31/2018 03/31/2019 03/31/2018 Loan operations 110 144 13 1 2.35% to 6% Other 110 144 13 1 Deposits - (70) - - Other - (70) - - Deposits received under securities repurchase agreements (181) (29) (3) - 76% to 97.5% CDI Duratex S.A. (38) (19) - - 75% to 96% CDI Other (143) (10) (3) - Amounts receivable from (payable to) related companies / Banking (90) (92) 13 11 service fees (expenses) Fundação Itaú Unibanco - Previdência Complementar (95) (98) 13 12 Other 5 6 - (1) Rent revenues (expenses) - - (12) (12) Fundação Itaú Unibanco - Previdência Complementar - - (9) (9) Other - - (3) (3) Sponsorship expenses - - - (19) Associação Cubo Coworking Itaú - - - (19) Donation expenses - - (35) (25) Instituto Itaú Cultural - - (35) (25) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 03/31/2019 03/31/2018 Fees (138) (140) Profit sharing (92) (44) (4) (3) Post-employment benefits Granting of the Share-based payment (81) (32) Total (315) (219) Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 115

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 116 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 116

· Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 117 · Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 117

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 118 For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 118

For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending. For the Wholesale business portfolio, information on delay is considered in the rating assessment. (*) Default parameters are: 90 days with no payment record ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization. (*) For mortgage loan portfolio, 180 days without payment record are considered. 1.4 Maximum Exposure of Financial Assets to Credit Risk 03/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,024,377 303,478 1,327,855 1,027,193 303,535 1,330,728 At Amortized Cost 748,339 241,724 990,063 756,993 237,766 994,759 Interbank deposits 6,713 19,612 26,325 6,239 20,181 26,420 Securities purchased under agreements to resell 259,129 466 259,595 279,353 783 280,136 Securities 93,751 20,173 113,924 90,234 20,161 110,395 Loan operations and lease operations 352,561 194,611 547,172 345,501 190,590 536,091 Other financial assets 62,075 14,258 76,333 61,875 13,215 75,090 (-) Provision for Expected Loss (25,890) (7,396) (33,286) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 15,336 36,275 51,611 9,089 40,234 49,323 Securities 15,336 36,275 51,611 9,089 40,234 49,323 At Fair Value Through Profit or Loss 260,702 25,479 286,181 261,111 25,535 286,646 Securities 251,171 10,926 262,097 252,819 10,361 263,180 Derivatives 9,531 14,553 24,084 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,441 437 3,878 3,355 437 3,792 Loan Commitments 2,356 314 2,670 2,289 312 2,601 Financial Guarantees 1,085 123 1,208 1,066 125 1,191 Off balance sheet 307,738 48,654 356,392 300,522 49,173 349,695 52,640 12,741 65,381 53,443 12,662 66,105 Financial Guarantees 12,661 - 12,661 10,747 - 10,747 Letters of credit to be released Loan commitments 242,437 35,913 278,350 236,332 36,511 272,843 Mortgage loans 3,463 - 3,463 3,403 - 3,403 Overdraft accounts 112,892 - 112,892 110,454 - 110,454 Credit cards 124,336 2,865 127,201 120,862 2,961 123,823 Other pre-approved limits 1,746 33,048 34,794 1,613 33,550 35,163 Total 1,328,674 351,695 1,680,369 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 119 For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending. For the Wholesale business portfolio, information on delay is considered in the rating assessment. (*) Default parameters are: 90 days with no payment record ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization. (*) For mortgage loan portfolio, 180 days without payment record are considered. 1.4 Maximum Exposure of Financial Assets to Credit Risk 03/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,024,377 303,478 1,327,855 1,027,193 303,535 1,330,728 At Amortized Cost 748,339 241,724 990,063 756,993 237,766 994,759 Interbank deposits 6,713 19,612 26,325 6,239 20,181 26,420 Securities purchased under agreements to resell 259,129 466 259,595 279,353 783 280,136 Securities 93,751 20,173 113,924 90,234 20,161 110,395 Loan operations and lease operations 352,561 194,611 547,172 345,501 190,590 536,091 Other financial assets 62,075 14,258 76,333 61,875 13,215 75,090 (-) Provision for Expected Loss (25,890) (7,396) (33,286) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 15,336 36,275 51,611 9,089 40,234 49,323 Securities 15,336 36,275 51,611 9,089 40,234 49,323 At Fair Value Through Profit or Loss 260,702 25,479 286,181 261,111 25,535 286,646 Securities 251,171 10,926 262,097 252,819 10,361 263,180 Derivatives 9,531 14,553 24,084 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,441 437 3,878 3,355 437 3,792 Loan Commitments 2,356 314 2,670 2,289 312 2,601 Financial Guarantees 1,085 123 1,208 1,066 125 1,191 Off balance sheet 307,738 48,654 356,392 300,522 49,173 349,695 52,640 12,741 65,381 53,443 12,662 66,105 Financial Guarantees 12,661 - 12,661 10,747 - 10,747 Letters of credit to be released Loan commitments 242,437 35,913 278,350 236,332 36,511 272,843 Mortgage loans 3,463 - 3,463 3,403 - 3,403 Overdraft accounts 112,892 - 112,892 110,454 - 110,454 Credit cards 124,336 2,865 127,201 120,862 2,961 123,823 Other pre-approved limits 1,746 33,048 34,794 1,613 33,550 35,163 Total 1,328,674 351,695 1,680,369 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 119

Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan Operations and Lease Operations 03/31/2019% 12/31/2018 % Industry and commerce 118,377 21.6 115,225 21.5 Services 121,863 22.3 119,487 22.3 Other sectors 29,614 5.4 29,388 5.5 Individuals 277,318 50.7 271,991 50.7 Total 547,172 100.0 536,091 100.0 (*) Other financial assets 03/31/2019% 12/31/2018 % Public sector 334,500 45.4 330,730 43.9 Services 94,025 12.7 92,562 12.3 Other sectors 23,191 3.1 23,072 3.1 Financial 285,920 38.8 306,556 40.7 Total 737,636 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 120 Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan Operations and Lease Operations 03/31/2019% 12/31/2018 % Industry and commerce 118,377 21.6 115,225 21.5 Services 121,863 22.3 119,487 22.3 Other sectors 29,614 5.4 29,388 5.5 Individuals 277,318 50.7 271,991 50.7 Total 547,172 100.0 536,091 100.0 (*) Other financial assets 03/31/2019% 12/31/2018 % Public sector 334,500 45.4 330,730 43.9 Services 94,025 12.7 92,562 12.3 Other sectors 23,191 3.1 23,072 3.1 Financial 285,920 38.8 306,556 40.7 Total 737,636 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 120

1.4.2 By type and classification of credit risk Operations and lease operations 03/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 180,066 178,067 1,003 359,136 18,483 7,499 - 25,982 18,267 669 - 18,936 216,816 186,235 1,003 404,054 Credit card 63,216 112,823 - 176,039 9,409 6,525 - 15,934 4,610 579 - 5,189 77,235 119,927 - 197,162 Personal loans 15,339 65,201 1,003 81,543 4,953 974 - 5,927 11,146 90 - 11,236 31,438 66,265 1,003 98,706 Payroll loans 46,190 - - 46,190 956 - - 956 1,689 - - 1,689 48,835 - - 48,835 Vehicles 14,925 - - 14,925 1,108 - - 1,108 537 - - 537 16,570 - - 16,570 Mortgage loans 40,396 43 - 40,439 2,057 - - 2,057 285 - - 285 42,738 43 - 42,781 Corporate 91,684 15,799 44,616 152,099 1,457 68 1,707 3,232 9,684 113 4,019 13,816 102,825 15,980 50,342 169,147 Small and medium businesses 60,199 41,877 2,669 104,745 6,160 1,930 49 8,139 5,615 205 49 5,869 71,974 44,012 2,767 118,753 Foreign loans - Latin America 139,179 29,607 10,916 179,702 10,397 2,262 329 12,988 5,981 254 24 6,259 155,557 32,123 11,269 198,949 Total 471,128 265,350 59,204 795,682 36,497 11,759 2,085 50,341 39,547 1,241 4,092 44,880 547,172 278,350 65,381 890,903% 59.2% 33.4% 7.4% 100.0% 72.5% 23.4% 4.1% 100.0% 88.1% 2.8% 9.1% 100.0% 61.4% 31.3% 7.3% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Credit card 65,227 110,435 - 175,662 8,489 5,719 - 14,208 4,539 594 - 5,133 78,255 116,748 - 195,003 Personal loans 14,125 64,201 1,014 79,340 4,427 1,064 - 5,491 10,991 93 - 11,084 29,543 65,358 1,014 95,915 Payroll loans 44,156 - - 44,156 1,024 - - 1,024 1,698 - - 1,698 46,878 - - 46,878 Vehicles 14,353 - - 14,353 1,022 - - 1,022 545 - - 545 15,920 - - 15,920 Mortgage loans 39,627 30 - 39,657 2,067 1 - 2,068 274 - - 274 41,968 31 - 41,999 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Small and medium businesses 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 03/31/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 388,024 4,607 - 392,631 378,389 4,536 - 382,925 Satisfactory 74,784 18,520 - 93,304 72,921 19,723 - 92,644 Higher Risk 8,320 13,370 - 21,690 8,316 12,635 - 20,951 Credit-Impaired - - 39,547 39,547 - - 39,571 39,571 Total 471,128 36,497 39,547 547,172 459,626 36,894 39,571 536,091% 86.1 6.7 7.2 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 121 1.4.2 By type and classification of credit risk Operations and lease operations 03/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 180,066 178,067 1,003 359,136 18,483 7,499 - 25,982 18,267 669 - 18,936 216,816 186,235 1,003 404,054 Credit card 63,216 112,823 - 176,039 9,409 6,525 - 15,934 4,610 579 - 5,189 77,235 119,927 - 197,162 Personal loans 15,339 65,201 1,003 81,543 4,953 974 - 5,927 11,146 90 - 11,236 31,438 66,265 1,003 98,706 Payroll loans 46,190 - - 46,190 956 - - 956 1,689 - - 1,689 48,835 - - 48,835 Vehicles 14,925 - - 14,925 1,108 - - 1,108 537 - - 537 16,570 - - 16,570 Mortgage loans 40,396 43 - 40,439 2,057 - - 2,057 285 - - 285 42,738 43 - 42,781 Corporate 91,684 15,799 44,616 152,099 1,457 68 1,707 3,232 9,684 113 4,019 13,816 102,825 15,980 50,342 169,147 Small and medium businesses 60,199 41,877 2,669 104,745 6,160 1,930 49 8,139 5,615 205 49 5,869 71,974 44,012 2,767 118,753 Foreign loans - Latin America 139,179 29,607 10,916 179,702 10,397 2,262 329 12,988 5,981 254 24 6,259 155,557 32,123 11,269 198,949 Total 471,128 265,350 59,204 795,682 36,497 11,759 2,085 50,341 39,547 1,241 4,092 44,880 547,172 278,350 65,381 890,903% 59.2% 33.4% 7.4% 100.0% 72.5% 23.4% 4.1% 100.0% 88.1% 2.8% 9.1% 100.0% 61.4% 31.3% 7.3% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Credit card 65,227 110,435 - 175,662 8,489 5,719 - 14,208 4,539 594 - 5,133 78,255 116,748 - 195,003 Personal loans 14,125 64,201 1,014 79,340 4,427 1,064 - 5,491 10,991 93 - 11,084 29,543 65,358 1,014 95,915 Payroll loans 44,156 - - 44,156 1,024 - - 1,024 1,698 - - 1,698 46,878 - - 46,878 Vehicles 14,353 - - 14,353 1,022 - - 1,022 545 - - 545 15,920 - - 15,920 Mortgage loans 39,627 30 - 39,657 2,067 1 - 2,068 274 - - 274 41,968 31 - 41,999 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Small and medium businesses 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 03/31/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 388,024 4,607 - 392,631 378,389 4,536 - 382,925 Satisfactory 74,784 18,520 - 93,304 72,921 19,723 - 92,644 Higher Risk 8,320 13,370 - 21,690 8,316 12,635 - 20,951 Credit-Impaired - - 39,547 39,547 - - 39,571 39,571 Total 471,128 36,497 39,547 547,172 459,626 36,894 39,571 536,091% 86.1 6.7 7.2 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 121

Other financial assets 03/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,076 3,131 2,878 - - 924 198 Government securities 333,435 331,293 333,123 368 312 - - Brazilian government 303,486 301,187 303,316 226 170 - - Other Public - 36 - - - - - Other countries 29,949 30,070 29,807 142 142 - - Argentina 1,445 1,276 1,303 142 142 - - United States 2,274 2,286 2,274 - - - - Mexico 3,218 3,218 3,218 - - - - Italy 111 111 111 - - - - Spain 3,100 3,100 3,100 - - - - Korea 3,038 3,038 3,038 - - - - Chile 7,554 7,548 7,554 - - - - Paraguay 1,492 1,788 1,492 - - - - Uruguay 836 839 836 - - - - Colombia 5,971 5,956 5,971 - - - - France 877 877 877 - - - - Germany 22 22 22 - - - - Other 11 11 11 - - - - Corporate securities 87,461 82,537 82,705 3,795 2,822 4,716 1,934 Rural product note 4,137 3,986 3,977 63 56 179 104 Securitized real estate loans 10,127 9,624 9,652 43 43 796 432 Bank deposit certificate 1,720 1,720 1,720 - - - - Debentures 31,327 27,512 27,266 3,489 2,708 3,485 1,353 Eurobonds and other 6,627 6,629 6,627 - - - - Financial bills 20,468 20,468 20,468 - - - - Promissory notes 1,649 1,651 1,649 - - - - Others 11,406 10,947 11,346 200 15 256 45 Total 423,972 416,961 418,706 4,163 3,134 5,640 2,132 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 122 Other financial assets 03/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,076 3,131 2,878 - - 924 198 Government securities 333,435 331,293 333,123 368 312 - - Brazilian government 303,486 301,187 303,316 226 170 - - Other Public - 36 - - - - - Other countries 29,949 30,070 29,807 142 142 - - Argentina 1,445 1,276 1,303 142 142 - - United States 2,274 2,286 2,274 - - - - Mexico 3,218 3,218 3,218 - - - - Italy 111 111 111 - - - - Spain 3,100 3,100 3,100 - - - - Korea 3,038 3,038 3,038 - - - - Chile 7,554 7,548 7,554 - - - - Paraguay 1,492 1,788 1,492 - - - - Uruguay 836 839 836 - - - - Colombia 5,971 5,956 5,971 - - - - France 877 877 877 - - - - Germany 22 22 22 - - - - Other 11 11 11 - - - - Corporate securities 87,461 82,537 82,705 3,795 2,822 4,716 1,934 Rural product note 4,137 3,986 3,977 63 56 179 104 Securitized real estate loans 10,127 9,624 9,652 43 43 796 432 Bank deposit certificate 1,720 1,720 1,720 - - - - Debentures 31,327 27,512 27,266 3,489 2,708 3,485 1,353 Eurobonds and other 6,627 6,629 6,627 - - - - Financial bills 20,468 20,468 20,468 - - - - Promissory notes 1,649 1,651 1,649 - - - - Others 11,406 10,947 11,346 200 15 256 45 Total 423,972 416,961 418,706 4,163 3,134 5,640 2,132 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 122

12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Securitized real estate loans 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 11,073 10,574 10,722 515 310 251 41 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 123 12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Securitized real estate loans 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 11,073 10,574 10,722 515 310 251 41 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 123

Other Financial Assets - Internal Classification by Level of Risk 03/31/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Lower risk 285,920 106,837 285,783 51,611 730,151 Satisfactory - 3,430 68 - 3,498 Higher risk - 3,657 330 - 3,987 Total 285,920 113,924 286,181 51,611 737,636% 38.8 15.4 38.8 7.0 100.0 (*) Includes Derivatives in the amount of R$ 24,084 at 03/31/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Lower risk 306,556 103,157 284,896 49,323 743,932 Satisfactory - 3,645 1,340 - 4,985 Higher Risk - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 124 Other Financial Assets - Internal Classification by Level of Risk 03/31/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Lower risk 285,920 106,837 285,783 51,611 730,151 Satisfactory - 3,430 68 - 3,498 Higher risk - 3,657 330 - 3,987 Total 285,920 113,924 286,181 51,611 737,636% 38.8 15.4 38.8 7.0 100.0 (*) Includes Derivatives in the amount of R$ 24,084 at 03/31/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Lower risk 306,556 103,157 284,896 49,323 743,932 Satisfactory - 3,645 1,340 - 4,985 Higher Risk - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 124

1.4.3 Collateral held for loan and lease operations portfolio 03/31/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets  Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 58,849 147,642 1,290 1,228 57,842 145,775 1,054 993 Personal (1) 532 1,943 935 894 643 1,949 753 711 Vehicles (2) 15,629 35,609 352 332 15,173 35,266 298 280 Mortgage loans (3) 42,688 110,090 3 2 42,026 108,560 3 2 Small, medium businesses and corporate (4) 113,254 290,864 13,973 10,794 112,508 293,724 13,870 10,267 Foreign loans - Latin America (4) 120,155 252,231 11,277 3,857 117,094 246,462 11,242 3,758 Total 292,258 690,737 26,540 15,879 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total credit and finance lease operations, R$ 228,374 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 125 1.4.3 Collateral held for loan and lease operations portfolio 03/31/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 58,849 147,642 1,290 1,228 57,842 145,775 1,054 993 Personal (1) 532 1,943 935 894 643 1,949 753 711 Vehicles (2) 15,629 35,609 352 332 15,173 35,266 298 280 Mortgage loans (3) 42,688 110,090 3 2 42,026 108,560 3 2 Small, medium businesses and corporate (4) 113,254 290,864 13,973 10,794 112,508 293,724 13,870 10,267 Foreign loans - Latin America (4) 120,155 252,231 11,277 3,857 117,094 246,462 11,242 3,758 Total 292,258 690,737 26,540 15,879 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total credit and finance lease operations, R$ 228,374 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 125

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 82 (R$ 106 from 01/01 to 03/31/2018), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 126 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 82 (R$ 106 from 01/01 to 03/31/2018), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 126

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to March 31, 2019, the average total VaR in Historical Simulation was R$ 397.1 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 127 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to March 31, 2019, the average total VaR in Historical Simulation was R$ 397.1 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 127

VaR Total (Historical Simulation) (Reais million) (1) (1) 03/31/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total Risk factor group 887.5 840.2 959.7 856.8 851.4 720.0 1,042.9 898.4 Interest rates Currencies 36.3 24.7 53.7 30.4 24.7 12.7 45.2 37.3 Shares 46.8 36.4 57.4 38.3 39.2 23.6 58.5 50.1 1.5 0.9 2.2 1.3 1.6 0.6 3.1 1.0 Commodities Effect of diversification (553.2) (605.3) Total risk 397.1 360.7 471.9 373.6 399.3 294.7 603.6 381.5 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 128 VaR Total (Historical Simulation) (Reais million) (1) (1) 03/31/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total Risk factor group 887.5 840.2 959.7 856.8 851.4 720.0 1,042.9 898.4 Interest rates Currencies 36.3 24.7 53.7 30.4 24.7 12.7 45.2 37.3 Shares 46.8 36.4 57.4 38.3 39.2 23.6 58.5 50.1 1.5 0.9 2.2 1.3 1.6 0.6 3.1 1.0 Commodities Effect of diversification (553.2) (605.3) Total risk 397.1 360.7 471.9 373.6 399.3 294.7 603.6 381.5 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 128

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 03/31/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 292,149 366,735 111,712 404,326 191,823 1,366,745 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 85,607 - - - - 85,607 88,548 - - - - 88,548 At amortized cost Interbank deposits 17,791 5,694 1,559 1,277 - 26,321 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 65,750 193,785 - 9 45 259,589 64,677 215,352 - 12 91 280,132 Securities 1,315 7,516 5,649 53,597 42,187 110,264 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 92,167 134,495 75,648 169,302 75,560 547,172 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 3,073 5,186 4,711 24,031 14,610 51,611 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss Securities 22,051 16,378 20,792 147,714 55,162 262,097 19,140 17,810 15,945 154,171 56,114 263,180   Derivatives 4,395 3,681 3,353 8,396 4,259 24,084 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 501,188 94,347 72,221 289,042 89,170 1,045,968 513,889 88,152 69,102 321,928 60,367 1,053,438 At amortized cost Deposits 250,908 34,889 23,385 140,770 11,535 461,487 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 238,778 9,073 5,616 29,658 30,683 313,808 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market debts 8,009 41,514 36,107 50,819 3,112 139,561 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market debts 117 5,640 2,156 51,505 40,245 99,663 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans - - - 3,469 - 3,469 - - - 3,422 - 3,422 At fair value through profit and loss Derivatives 3,376 3,216 4,931 12,749 3,524 27,796 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes - 15 26 72 71 184 4 13 20 93 62 192 (1) Difference asset/ liability (209,039) 272,388 39,491 115,284 102,653 320,777 (236,725) 306,016 31,496 82,141 137,537 320,465 Cumulative difference (209,039) 63,349 102,840 218,124 320,777 (236,725) 69,291 100,787 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (15.3%) 4.6% 7.5% 16.0% 23.5% (17.2%) 5.0% 7.3% 13.3% 23.3% (1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 129 2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 03/31/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 292,149 366,735 111,712 404,326 191,823 1,366,745 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 85,607 - - - - 85,607 88,548 - - - - 88,548 At amortized cost Interbank deposits 17,791 5,694 1,559 1,277 - 26,321 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 65,750 193,785 - 9 45 259,589 64,677 215,352 - 12 91 280,132 Securities 1,315 7,516 5,649 53,597 42,187 110,264 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 92,167 134,495 75,648 169,302 75,560 547,172 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 3,073 5,186 4,711 24,031 14,610 51,611 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss Securities 22,051 16,378 20,792 147,714 55,162 262,097 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 4,395 3,681 3,353 8,396 4,259 24,084 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 501,188 94,347 72,221 289,042 89,170 1,045,968 513,889 88,152 69,102 321,928 60,367 1,053,438 At amortized cost Deposits 250,908 34,889 23,385 140,770 11,535 461,487 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 238,778 9,073 5,616 29,658 30,683 313,808 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market debts 8,009 41,514 36,107 50,819 3,112 139,561 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market debts 117 5,640 2,156 51,505 40,245 99,663 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans - - - 3,469 - 3,469 - - - 3,422 - 3,422 At fair value through profit and loss Derivatives 3,376 3,216 4,931 12,749 3,524 27,796 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes - 15 26 72 71 184 4 13 20 93 62 192 (1) Difference asset/ liability (209,039) 272,388 39,491 115,284 102,653 320,777 (236,725) 306,016 31,496 82,141 137,537 320,465 Cumulative difference (209,039) 63,349 102,840 218,124 320,777 (236,725) 69,291 100,787 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (15.3%) 4.6% 7.5% 16.0% 23.5% (17.2%) 5.0% 7.3% 13.3% 23.3% (1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 129

2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 03/31/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (53,526) 7,505 14,847 (31,174) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas. The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients’ funds, 39.3% or R$ 253.8 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 130 2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 03/31/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (53,526) 7,505 14,847 (31,174) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas. The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients’ funds, 39.3% or R$ 253.8 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 130

03/31/2019 12/31/2018 Funding from clients 0-30 days Total % 0-30 days Total % Deposits 250,908 461,487 - 248,913 463,424 - Demand deposits 74,757 74,757 11.6 72,581 72,581 11.2 Savings deposits 136,613 136,613 21.1 136,865 136,865 21.2 Time deposits 38,793 248,049 38.4 37,784 251,300 38.9 Other 745 2,068 0.3 1,683 2,678 0.4 Funds from acceptances and issuance of (1) securities 1,365 117,040 18.1 2,285 111,566 17.3 (2) Funds from own issue 1,498 15,336 2.4 1,831 21,417 3.3 Subordinated debt - 52,581 8.1 2 49,313 7.6 Total 253,771 646,444 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 133.9 billion and accounted for 52.8% of the short term redeemable obligations, 20.7% of total funding, and 13.7% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 03/31/2019 12/31/2018 Liquidity indicators % % (1) (2) 52.8 62.7 Net assets / funds within 30 days (1) (3) 20.7 24.6 Net assets / total funds (1) (4) 13.7 15.8 Net assets / total financial assets (1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets; (2) Table Funding from clients (Total Funding from clients 0-30 days); (3) Table funding from clients (Total funding from clients); (4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 976,538 (R$ 1,101,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 131 03/31/2019 12/31/2018 Funding from clients 0-30 days Total % 0-30 days Total % Deposits 250,908 461,487 - 248,913 463,424 - Demand deposits 74,757 74,757 11.6 72,581 72,581 11.2 Savings deposits 136,613 136,613 21.1 136,865 136,865 21.2 Time deposits 38,793 248,049 38.4 37,784 251,300 38.9 Other 745 2,068 0.3 1,683 2,678 0.4 Funds from acceptances and issuance of (1) securities 1,365 117,040 18.1 2,285 111,566 17.3 (2) Funds from own issue 1,498 15,336 2.4 1,831 21,417 3.3 Subordinated debt - 52,581 8.1 2 49,313 7.6 Total 253,771 646,444 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 133.9 billion and accounted for 52.8% of the short term redeemable obligations, 20.7% of total funding, and 13.7% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 03/31/2019 12/31/2018 Liquidity indicators % % (1) (2) 52.8 62.7 Net assets / funds within 30 days (1) (3) 20.7 24.6 Net assets / total funds (1) (4) 13.7 15.8 Net assets / total financial assets (1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets; (2) Table Funding from clients (Total Funding from clients 0-30 days); (3) Table funding from clients (Total funding from clients); (4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 976,538 (R$ 1,101,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 131

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 03/31/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and deposits on demand 30,376 - - - 30,376 37,159 - - - 37,159 Interbank investments 110,728 168,300 1,203 189 280,420 115,278 182,606 468 322 298,674 (2) 37,720 - - - 37,720 45,335 - - - 45,335 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 54,949 161,160 - - 216,109 50,741 175,857 - 10 226,608 (4) 18,059 7,140 1,203 189 26,591 19,202 6,749 468 312 26,731 Interbank deposits Securities 73,514 21,513 11,413 91,988 198,428 82,144 17,255 17,853 98,531 215,783 Government securities - available 61,781 191 290 5,308 67,570 72,026 292 292 5,315 77,925 Government securities – subject to repurchase commitments 3,081 13,271 6,870 31,535 54,757 52 6,321 12,671 32,811 51,855 Private securities - available 8,652 7,675 3,874 43,064 63,265 10,066 9,406 4,185 49,003 72,660 Private securities – subject to repurchase commitments - 376 379 12,081 12,836 - 1,236 705 11,402 13,343 Derivative financial instruments 4,395 7,034 3,626 9,029 24,084 3,987 6,384 4,069 9,026 23,466 Net position 4,395 7,034 3,626 9,029 24,084 3,987 6,384 4,069 9,026 23,466 Swaps 176 2,234 2,920 8,394 13,724 705 1,132 2,881 8,331 13,049 Option 457 2,216 521 176 3,370 1,167 1,890 975 183 4,215 Forward (onshore) 2,337 925 - - 3,262 893 942 - - 1,835 Other derivative financial instruments 1,425 1,659 185 459 3,728 1,222 2,420 213 512 4,367 (3) 74,689 172,598 88,398 229,696 565,381 68,829 166,503 88,138 241,919 565,389 Loan and lease operations portfolio Total financial assets 293,702 369,445 104,640 330,902 1,098,689 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,278 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 3,806 (R$ 5,120 at 12/31/2018) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 59,548 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,663 (R$ 3,993 at 12/31/2018). (4) Includes R$ 13,523 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 132 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 03/31/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and deposits on demand 30,376 - - - 30,376 37,159 - - - 37,159 Interbank investments 110,728 168,300 1,203 189 280,420 115,278 182,606 468 322 298,674 (2) 37,720 - - - 37,720 45,335 - - - 45,335 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 54,949 161,160 - - 216,109 50,741 175,857 - 10 226,608 (4) 18,059 7,140 1,203 189 26,591 19,202 6,749 468 312 26,731 Interbank deposits Securities 73,514 21,513 11,413 91,988 198,428 82,144 17,255 17,853 98,531 215,783 Government securities - available 61,781 191 290 5,308 67,570 72,026 292 292 5,315 77,925 Government securities – subject to repurchase commitments 3,081 13,271 6,870 31,535 54,757 52 6,321 12,671 32,811 51,855 Private securities - available 8,652 7,675 3,874 43,064 63,265 10,066 9,406 4,185 49,003 72,660 Private securities – subject to repurchase commitments - 376 379 12,081 12,836 - 1,236 705 11,402 13,343 Derivative financial instruments 4,395 7,034 3,626 9,029 24,084 3,987 6,384 4,069 9,026 23,466 Net position 4,395 7,034 3,626 9,029 24,084 3,987 6,384 4,069 9,026 23,466 Swaps 176 2,234 2,920 8,394 13,724 705 1,132 2,881 8,331 13,049 Option 457 2,216 521 176 3,370 1,167 1,890 975 183 4,215 Forward (onshore) 2,337 925 - - 3,262 893 942 - - 1,835 Other derivative financial instruments 1,425 1,659 185 459 3,728 1,222 2,420 213 512 4,367 (3) 74,689 172,598 88,398 229,696 565,381 68,829 166,503 88,138 241,919 565,389 Loan and lease operations portfolio Total financial assets 293,702 369,445 104,640 330,902 1,098,689 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,278 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 3,806 (R$ 5,120 at 12/31/2018) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 59,548 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,663 (R$ 3,993 at 12/31/2018). (4) Includes R$ 13,523 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 132

Undiscounted future flows, except for derivatives which are fair value 03/31/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 246,819 65,442 16,973 186,091 515,325 246,729 62,909 16,674 191,131 517,443 Demand deposits 74,757 - - - 74,757 72,581 - - - 72,581 Savings deposits 136,613 - - - 136,613 136,865 - - - 136,865 Time deposit 34,927 64,018 16,856 185,946 301,747 35,450 62,185 16,647 190,984 305,266 Interbank deposits 519 1,424 117 145 2,205 1,830 724 27 147 2,728 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (38,789) (14,829) (3,738) (33,922) (91,278) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (5,671) - - - (5,671) (5,600) - - - (5,600) Savings deposits (24,759) - - - (24,759) (24,695) - - - (24,695) Time deposit (8,359) (14,829) (3,738) (33,922) (60,848) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 276,677 14,054 5,835 33,787 330,353 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 235,533 3,956 2,297 31,626 273,412 232,776 2,856 7,353 38,752 281,737 Private securities 8,683 10,098 3,538 2,161 24,480 10,910 13,701 3,580 3,597 31,788 Foreign 32,461 - - - 32,461 31,709 - - - 31,709 (2) 1,267 43,313 35,093 51,928 131,601 2,189 32,950 39,077 53,626 127,842 Funds from acceptances and issuance of securities (3) 6,068 50,704 11,871 10,445 79,088 6,304 45,668 11,541 11,840 75,353 Borrowing and onlending (4) 269 2,609 11,400 51,913 66,191 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments 3,376 8,147 7,144 9,129 27,796 3,168 6,885 5,672 11,794 27,519 Net position 3,376 8,147 7,144 9,129 27,796 3,168 6,885 5,672 11,794 27,519 Swaps 184 4,470 6,291 8,467 19,412 923 3,002 4,687 10,742 19,354 Option 396 2,043 421 269 3,129 883 1,935 823 288 3,929 Forward (onshore) 1,975 - - - 1,975 470 - - - 470 Other derivative financial instruments 821 1,634 432 393 3,280 892 1,948 162 764 3,766 Total financial liabilities 495,687 169,440 84,578 309,371 1,059,076 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 133 Undiscounted future flows, except for derivatives which are fair value 03/31/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 246,819 65,442 16,973 186,091 515,325 246,729 62,909 16,674 191,131 517,443 Demand deposits 74,757 - - - 74,757 72,581 - - - 72,581 Savings deposits 136,613 - - - 136,613 136,865 - - - 136,865 Time deposit 34,927 64,018 16,856 185,946 301,747 35,450 62,185 16,647 190,984 305,266 Interbank deposits 519 1,424 117 145 2,205 1,830 724 27 147 2,728 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (38,789) (14,829) (3,738) (33,922) (91,278) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (5,671) - - - (5,671) (5,600) - - - (5,600) Savings deposits (24,759) - - - (24,759) (24,695) - - - (24,695) Time deposit (8,359) (14,829) (3,738) (33,922) (60,848) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 276,677 14,054 5,835 33,787 330,353 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 235,533 3,956 2,297 31,626 273,412 232,776 2,856 7,353 38,752 281,737 Private securities 8,683 10,098 3,538 2,161 24,480 10,910 13,701 3,580 3,597 31,788 Foreign 32,461 - - - 32,461 31,709 - - - 31,709 (2) 1,267 43,313 35,093 51,928 131,601 2,189 32,950 39,077 53,626 127,842 Funds from acceptances and issuance of securities (3) 6,068 50,704 11,871 10,445 79,088 6,304 45,668 11,541 11,840 75,353 Borrowing and onlending (4) 269 2,609 11,400 51,913 66,191 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments 3,376 8,147 7,144 9,129 27,796 3,168 6,885 5,672 11,794 27,519 Net position 3,376 8,147 7,144 9,129 27,796 3,168 6,885 5,672 11,794 27,519 Swaps 184 4,470 6,291 8,467 19,412 923 3,002 4,687 10,742 19,354 Option 396 2,043 421 269 3,129 883 1,935 823 288 3,929 Forward (onshore) 1,975 - - - 1,975 470 - - - 470 Other derivative financial instruments 821 1,634 432 393 3,280 892 1,948 162 764 3,766 Total financial liabilities 495,687 169,440 84,578 309,371 1,059,076 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 133

03/31/2019 12/31/2018 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 3,390 14,702 5,936 41,353 65,381 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 121,469 17,393 4,669 134,819 278,350 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,661 - - - 12,661 10,747 - - - 10,747 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 287 273 - 560 - 405 273 - 678 Total 137,520 32,382 10,878 176,172 356,952 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 134 03/31/2019 12/31/2018 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 3,390 14,702 5,936 41,353 65,381 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 121,469 17,393 4,669 134,819 278,350 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,661 - - - 12,661 10,747 - - - 10,747 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 287 273 - 560 - 405 273 - 678 Total 137,520 32,382 10,878 176,172 356,952 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 134

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 03/31/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 119,824 131,757 Non-controlling interests 12,427 12,276 Change in interest in subsidiaries in a capital transaction 71 98 Consolidated Stockholders’ Equity (BACEN) 132,322 144,131 Common Equity Tier I Prudential Adjustments (23,166) (20,773) Common Equity Tier I 109,156 123,358 Instruments Eligible to Comprise Additional Tier I 10,868 7,701 Additional Tier I Prudential Adjustments 100 95 Additional Tier I Capital 10,968 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 120,124 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 99 96 Tier II 11,932 15,874 Referential Equity (Tier I + Tier II) 132,056 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 135 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 03/31/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 119,824 131,757 Non-controlling interests 12,427 12,276 Change in interest in subsidiaries in a capital transaction 71 98 Consolidated Stockholders’ Equity (BACEN) 132,322 144,131 Common Equity Tier I Prudential Adjustments (23,166) (20,773) Common Equity Tier I 109,156 123,358 Instruments Eligible to Comprise Additional Tier I 10,868 7,701 Additional Tier I Prudential Adjustments 100 95 Additional Tier I Capital 10,968 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 120,124 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 99 96 Tier II 11,932 15,874 Referential Equity (Tier I + Tier II) 132,056 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 135

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of March 2019, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,372. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 60 2012 2019 IPCA + 4.7% to 5.14% 97 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 46 6 2011 2021 109.25% to 110.5% of CDI 13 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,698 20 IGPM + 4.63% 29 2 ,416 Total 4,889 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,965 1,000 2010 2021 5.75% 3 ,941 730 2011 2021 5,75% to 6,20% 2,918 550 2012 2021 6.20% 2 ,143 2,600 2012 2022 5,50% to 5,65% 1 0,173 2012 2023 7,343 1,851 5.13% 7,721 Total 3 0,483 Total 3 5,372 Perpetual subordinate notes / Supplementary Capital (AT1), issued on January, 2019, were approved by BACEN, increasing by 0.3 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 136 The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of March 2019, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,372. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 60 2012 2019 IPCA + 4.7% to 5.14% 97 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 46 6 2011 2021 109.25% to 110.5% of CDI 13 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,698 20 IGPM + 4.63% 29 2 ,416 Total 4,889 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,965 1,000 2010 2021 5.75% 3 ,941 730 2011 2021 5,75% to 6,20% 2,918 550 2012 2021 6.20% 2 ,143 2,600 2012 2022 5,50% to 5,65% 1 0,173 2012 2023 7,343 1,851 5.13% 7,721 Total 3 0,483 Total 3 5,372 Perpetual subordinate notes / Supplementary Capital (AT1), issued on January, 2019, were approved by BACEN, increasing by 0.3 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 136

03/31/2019 12/31/2018 (1) 705,894 714,969 Credit risk (RWA ) CPAD (2) 36,583 30,270 Market risk (RWA ) MINT (3) Operacional risk (RWAP ) 81,341 72,833 OPAD Total risk-weighted assets 823,818 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Exposure Weighted by Credit Risk (RWA ) CPAD 03/31/2019 12/31/2018 Exposure Weighted by Credit Risk (RWA ) 705,894 714,969 CPAD Marketable securities 38,835 40,276 Loan Operations - Retail 125,870 124,356 Loan Operations - Non-Retail 260,648 256,958 Joint Liabilities - Retail 144 140 Joint Liabilities - Non-Retail 42,495 43,288 Loan Commitments - Retail 34,679 33,871 Loan Commitments - Non-Retail 10,367 10,673 Derivatives – Future potential gain 4,288 4,193 Agency Transition 1,956 3,330 Other exposures 186,612 197,884 b)    Market Risk (1) (1) 03/31/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 42,307 37,838 MPAD Operations subject to interest rate variations 39,666 30,286 Fixed rate denominated in reais 2,531 2,026 Foreign exchange coupons 24,013 19,633 Price index coupon 13,122 8,627 Operations subject to commodity price variation 553 389 Operations subject to stock price variation 457 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,632 6,801 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 33,846 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 36,583 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (5,724) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 36,583 30,270 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At March 31, 2019, RWAMINT totaled R$ 36,583, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 33,846. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 137 03/31/2019 12/31/2018 (1) 705,894 714,969 Credit risk (RWA ) CPAD (2) 36,583 30,270 Market risk (RWA ) MINT (3) Operacional risk (RWAP ) 81,341 72,833 OPAD Total risk-weighted assets 823,818 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Exposure Weighted by Credit Risk (RWA ) CPAD 03/31/2019 12/31/2018 Exposure Weighted by Credit Risk (RWA ) 705,894 714,969 CPAD Marketable securities 38,835 40,276 Loan Operations - Retail 125,870 124,356 Loan Operations - Non-Retail 260,648 256,958 Joint Liabilities - Retail 144 140 Joint Liabilities - Non-Retail 42,495 43,288 Loan Commitments - Retail 34,679 33,871 Loan Commitments - Non-Retail 10,367 10,673 Derivatives – Future potential gain 4,288 4,193 Agency Transition 1,956 3,330 Other exposures 186,612 197,884 b) Market Risk (1) (1) 03/31/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 42,307 37,838 MPAD Operations subject to interest rate variations 39,666 30,286 Fixed rate denominated in reais 2,531 2,026 Foreign exchange coupons 24,013 19,633 Price index coupon 13,122 8,627 Operations subject to commodity price variation 553 389 Operations subject to stock price variation 457 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,632 6,801 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 33,846 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 36,583 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (5,724) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 36,583 30,270 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At March 31, 2019, RWAMINT totaled R$ 36,583, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 33,846. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 137

c) Operational Risk 03/31/2019 12/31/2018 Operational Risk-Weighted Assets (RWA ) 81,341 72,833 OPAD Retail 13,985 12,822 Commercial 27,818 26,214 Corporate finance 2,819 2,697 Negotiation and sales 15,461 11,736 Payments and settlement 8,897 8,282 Financial agent services 4,672 4,343 Asset management 7,661 6,715 Retail brokerage 27 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – conducted for the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness. In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 16% on March 31, 2018, with a reduction of 2.0 percentage points in relation to December 31, 2018, mainly due to the payment of additional dividends related to the 2018 net income. Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 66,151, higher than the ACP of R$ 28,834, widely covered by the available capital. 03/31/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 37,072 109,156 4.5% 13.3% 36,813 123,358 4.5% 15.1% Additional Tier I Capital 10,968 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 49,429 120,124 6.0% 14.6% 49,084 131,154 6.0% 16.0% Tier II 11,932 - - - 15,874 - - Referential Equity (Tier I + Tier II) 65,905 132,056 8.0% 16.0% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 28,834 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2019 , fixed assets ratio reached 28.3%, showing a surplus of R$ 28,666 million. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 138 c) Operational Risk 03/31/2019 12/31/2018 Operational Risk-Weighted Assets (RWA ) 81,341 72,833 OPAD Retail 13,985 12,822 Commercial 27,818 26,214 Corporate finance 2,819 2,697 Negotiation and sales 15,461 11,736 Payments and settlement 8,897 8,282 Financial agent services 4,672 4,343 Asset management 7,661 6,715 Retail brokerage 27 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – conducted for the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness. In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 16% on March 31, 2018, with a reduction of 2.0 percentage points in relation to December 31, 2018, mainly due to the payment of additional dividends related to the 2018 net income. Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 66,151, higher than the ACP of R$ 28,834, widely covered by the available capital. 03/31/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 37,072 109,156 4.5% 13.3% 36,813 123,358 4.5% 15.1% Additional Tier I Capital 10,968 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 49,429 120,124 6.0% 14.6% 49,084 131,154 6.0% 16.0% Tier II 11,932 - - - 15,874 - - Referential Equity (Tier I + Tier II) 65,905 132,056 8.0% 16.0% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 28,834 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2019 , fixed assets ratio reached 28.3%, showing a surplus of R$ 28,666 million. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 138

V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 139 V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 139

II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 140 II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 140

a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2018 03/31/2019 Sensitivity analysis Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 15 (1) 15 (1) 5% decrease (16) (1) (16) (1) Risk-free Interest Rates 0.1% increase 30 8 30 8 0.1% decrease (44) (8) (44) (8) Conversion in Income Rates 5% increase (14) - (14) - 5% decrease 14 - 14 - Claims 5% increase - (37) - (37) 5% decrease - 37 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 141 a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2018 03/31/2019 Sensitivity analysis Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 15 (1) 15 (1) 5% decrease (16) (1) (16) (1) Risk-free Interest Rates 0.1% increase 30 8 30 8 0.1% decrease (44) (8) (44) (8) Conversion in Income Rates 5% increase (14) - (14) - 5% decrease 14 - 14 - Claims 5% increase - (37) - (37) 5% decrease - 37 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 141

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 03/31/2019 01/01 to 03/31/2018 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 181 181 100.0 151 150 99.3 Individual accident 58 58 100.0 72 78 108.3 Credit life 240 240 100.0 210 210 100.0 Group life 228 228 100.0 225 231 102.7 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency. 0 03/31/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,179 (2.61) 5,096 (2.70) NTN-B 6,643 (7.69) 6,091 (7.17) LTN 125 - - - Private securities Indexed to IPCA 202 (0.04) 259 (0.06) Indexed to PRE 2 - 10 - Shares 1 - Floating assets 4,722 - 4,085 - Under agreements to resell 3,764 - 5,575 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 142 b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 03/31/2019 01/01 to 03/31/2018 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 181 181 100.0 151 150 99.3 Individual accident 58 58 100.0 72 78 108.3 Credit life 240 240 100.0 210 210 100.0 Group life 228 228 100.0 225 231 102.7 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency. 0 03/31/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,179 (2.61) 5,096 (2.70) NTN-B 6,643 (7.69) 6,091 (7.17) LTN 125 - - - Private securities Indexed to IPCA 202 (0.04) 259 (0.06) Indexed to PRE 2 - 10 - Shares 1 - Floating assets 4,722 - 4,085 - Under agreements to resell 3,764 - 5,575 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 142

b) Liquidity Risk Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 03/31/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,170 56.7 12.6 2,111 56.7 12.6 48.0 18.5 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 937 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 564 99.2 32.3 562 99.2 32.3 Subtotal Subtotal 3,671 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 100 128.4 75.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 - 11.0 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 45 - 11.0 43 - 11.0 15.4 11.0 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 463 - 11.0 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,869 120.4 71.4 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 191,411 182.0 28.2 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,890 209.0 91.7 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 957 165.5 91.7 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 598 208.8 91.5 607 208.8 91.5 Subtotal Subtotal 201,370 197,587 Total technical reserves Total backing assets 205,041 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 143 b) Liquidity Risk Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 03/31/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,170 56.7 12.6 2,111 56.7 12.6 48.0 18.5 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 937 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 564 99.2 32.3 562 99.2 32.3 Subtotal Subtotal 3,671 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 100 128.4 75.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 - 11.0 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 45 - 11.0 43 - 11.0 15.4 11.0 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 463 - 11.0 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,869 120.4 71.4 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 191,411 182.0 28.2 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,890 209.0 91.7 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 957 165.5 91.7 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 598 208.8 91.5 607 208.8 91.5 Subtotal Subtotal 201,370 197,587 Total technical reserves Total backing assets 205,041 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 143

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 97.72% (78.13% at 12/31/2018). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 144 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 97.72% (78.13% at 12/31/2018). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 144

III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 03/31/2019 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Lower risk 6,151 123,974 126,179 91 256,395 Satisfactory - - - - Higher Risk - - 4 - 4 Total 6,151 123,974 126,183 91 256,399% 2.4 48.4 49.2 - 100.0 (*) Includes Derivatives in the amount of R$ 780 million. 12/31/2018 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Lower risk 8,247 28,969 179,771 - 216,987 Satisfactory - - 2 - 2 Higher Risk - - - - - Total 8,247 28,969 179,773 - 216,989% 3.8 13.3 82.9 - 100.0 (*) Includes Derivatives in the amount of R$ 449 million. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 145 III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 03/31/2019 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Lower risk 6,151 123,974 126,179 91 256,395 Satisfactory - - - - Higher Risk - - 4 - 4 Total 6,151 123,974 126,183 91 256,399% 2.4 48.4 49.2 - 100.0 (*) Includes Derivatives in the amount of R$ 780 million. 12/31/2018 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Lower risk 8,247 28,969 179,771 - 216,987 Satisfactory - - 2 - 2 Higher Risk - - - - - Total 8,247 28,969 179,773 - 216,989% 3.8 13.3 82.9 - 100.0 (*) Includes Derivatives in the amount of R$ 449 million. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 145

Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 146 Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2019 146